Form 10-K, Exhibit 13
period 1993-11-05
FARAH INC
filed 1994-01-28
CIK 34501

                      EXHIBIT 13

Annual Report to Shareholders for Fiscal Year 1993.

FARAH INCORPORATED AND SUBSIDIARIES
Consolidated Statements of Operations

Years ended November 5, 1993, November 6, 1992 and October 31, 1991 (thousands of dollars except per share data)

PART ONE OF CONSOLIDATED STATEMENTS
OF OPERATIONS TABLE:
                                                       1993

Net sales                                      $      180,114
Cost of sales                                         127,020

       Gross profit                                    53,094

Selling, general and administrative expenses           47,372
Factory conversion expense                              4,000
       Operating income (loss)                          1,722

Other income (expense):
       Interest expense                                (2,175)
       Interest income                                    723
       Foreign currency transaction gains (losses)       (151)
       Gain on sale of assets                             320
       Provision for Generra bankruptcy                     -
       Other, net                                          (3)
                                                       (1,286)

Income (loss) before income taxes                         436

Provision for income taxes                                304

Net income (loss)                              $          132

Net income (loss) per share                    $         0.02


Weighted average shares of common stock
     (all periods) and common stock equivalents
     (income periods only) outstanding              7,781,193

PART TWO OF CONSOLIDATED STATEMENTS
OF OPERATIONS TABLE:

                                                 1992           1991

Net sales                                       151,990          151,202
Cost of sales                                   113,509          112,308

       Gross profit                              38,481           38,894

Selling, general and administrative expenses     41,915           41,687
Factory conversion expense                            -                -
       Operating income (loss)                   (3,434)          (2,793)

Other income (expense):
       Interest expense                          (2,056)          (2,588)
       Interest income                            1,096            1,443
       Foreign currency transaction
          gains (losses)                          1,460             (832)
       Gain on sale of assets                         9              127
       Provision for Generra bankruptcy          (6,146)               -
       Other, net                                  (149)            (559)
                                                 (5,786)          (2,409)

Income (loss) before income taxes                (9,220)          (5,202)

Provision for income taxes                          369              306

Net income (loss)                                (9,589)          (5,508)

Net income (loss) per share                       (1.52)           (0.93)


Weighted average shares of common stock
     (all periods) and common stock equivalents
     (income periods only) outstanding         6,308,392        5,926,885


See accompanying notes to consolidated financial statements.

FARAH INCORPORATED AND SUBSIDIARIES
Consolidated Balance Sheets

November 5, 1993 and November 6, 1992 (thousands of dollars)

                                                   1993           1992
ASSETS
Current assets:
     Cash                                   $      2,007          1,634
     Trade receivables, net of allowance
         of $805 in 1993 and $637 in 1992         32,458         25,200
     Inventories:
          Raw materials                           10,628          9,430
          Work in process                         15,706          9,736
          Finished goods                          27,838         21,123
                 Total inventories                54,172         40,289
     Other current assets                          5,482          4,685

                 Total current assets             94,119         71,808

Notes receivable                                   6,267          7,025
Property, plant and equipment, net                14,426         10,376
Other non-current assets                           4,079          3,928
                                            $    118,891         93,137
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Short-term debt                        $     25,680         10,007
     Current installments of long-term debt        4,509            286
     Trade payables                               20,324         14,588
     Accrued compensation                          3,630          2,801
     Other current liabilities                     7,203          7,301

                  Total current liabilities       61,346         34,983

Long-term debt, excluding current installments     1,179          4,452
Other non-current liabilities                      3,627          3,346
Commitments and Contingencies (Note 8)

Deferred gain on sale of building                  9,314         11,346

Shareholders' equity:
     Common stock, no par value in 1993,
         $4 par value in 1992, 20,000,000
         shares; issued 8,007,900 in 1993
         and 7,921,917 in 1992                    44,369         31,688
     Additional paid-in capital                        -         20,265
     Cumulative foreign currency
          translation adjustment                  (2,481)        (1,892)
     Minimum pension liability adjustment         (2,050)          (524)
     Retained earnings                             3,696          3,564
                                                  43,534         53,101
     Less: Treasury stock, 36,275 shares in
           1993 and 655,275 in 1992, at cost         109         14,091
                 Total shareholders' equity       43,425         39,010
                                            $    118,891         93,137

See accompanying notes to consolidated financial statements.

       FARAH INCORPORATED AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity

PART ONE OF SHAREHOLDERS' EQUITY TABLE:
Years Ended November 5, 1993, November 6, 1992 and October 31, 1991 (thousands of dollars except share data)


                                                   Common Stock
                                       Shares         Amount

Balance, October 31, 1990             6,819,942   $   27,280
     Net loss                                 -            -
     Foreign currency translation
         adjustment                           -            -
     Exercise of stock options           42,250          168
     Shares returned to repay loan            -            -

Balance, October 31, 1991              6,862,192       27,448
     Net loss                                  -            -
     Foreign currency translation
         adjustment                            -            -
     Minimum pension liability adjustment      -            -
     Transfer of cumulative translation
         adjustment to currency
         transaction gain on closure
         of Farah Japan                        -            -
     Exercise of stock options
         and other                       109,725          440
     Sale of common stock                950,000        3,800

Balance, November 6, 1992              7,921,917       31,688
     Net income                                -            -
     Foreign currency translation
          adjustment                           -            -
     Minimum pension liabiliity adjustment     -            -
     Exercise of stock options
          and other                       85,983          509
     Sale of treasury shares                   -            -
     Reclassification upon change
          to no par common stock               -       12,172

Balance, November 5, 1993              8,007,900    $  44,369


See accompanying notes to consolidated financial statements.

PART TWO OF SHAREHOLDERS' EQUITY TABLE:
Years Ended November 5, 1993, November 6, 1992 and October 31, 1991 (thousands of dollars except share data)
                                               Cumulative
                                               Foreign
                                Additional      Currency
                                 Paid-in       Translation
                                 Capital       Adjustment

Balance, October 31, 1990     $   24,326     $   1,292
     Net loss                          -             -
     Foreign currency
      translation
         adjustment                    -          (575)
     Exercise of stock options         1             -
     Shares returned to repay loan     -             -

Balance, October 31, 1991         24,327           717
     Net loss                          -             -
     Foreign currency
         translation
         adjustment                    -        (1,768)
     Minimum pension liability
         adjustment                    -             -
     Transfer of cumulative
         translation
         adjustment to currency
         transaction gain on closure
         of Farah Japan                -          (841)
     Exercise of stock options
         and other                    15             -
     Sale of common stock         (4,077)            -

Balance, November 6, 1992         20,265        (1,892)
     Net income                        -             -
     Foreign currency
         translation
          adjustment                   -          (589)
     Minimum pension
          liabiliity adjustment        -             -
     Exercise of stock options
          and other                   24             -
     Sale of treasury shares      (8,117)            -
     Reclassification upon change
          to no-par common stock (12,172)            -

Balance, November 5, 1993     $        0     $  (2,481)

PART THREE OF SHAREHOLDERS' EQUITY TABLE:
Years Ended November 5, 1993, November 6, 1992 and October 31, 1991 (thousands of dollars except share data)


                                   Minimum
                                   Pension
                                  Liability          Retained
                                  Adjustment         Earnings
Balance, October 31, 1990          $       -        $  18,661
     Net loss                              -           (5,508)
     Foreign currency translation
         adjustment                        -                -
     Exercise of stock options             -                -
     Shares returned to repay loan         -                -

Balance, October 31, 1991                  -           13,153
     Net loss                              -           (9,589)
     Foreign currency translation
         adjustment
     Minimum pension liability
         adjustment                     (524)               -
     Transfer of cumulative
         translation
         adjustment to currency
         transaction gain on closure
         of Farah Japan                     -               -
     Exercise of stock options
         and other                          -               -
     Sale of common stock                   -               -

Balance, November 6, 1992                (524)          3,564
     Net income                             -             132
     Foreign currency translation
          adjustment                        -               -
     Minimum pension liabiliity
          adjustment                   (1,526)              -
     Exercise of stock options
          and other                         -               -
     Sale of treasury shares                -               -
     Reclassification upon change
          to no-par common stock            -               -

Balance, November 5, 1993            $   (2,050)    $   3,696

PART FOUR OF SHAREHOLDERS' EQUITY TABLE:
Years Ended November 5, 1993, November 6, 1992 and October 31, 1991 (thousands of dollars except share data)



                                         Treasury Stock
                                      Shares         Amount

Balance, October 31, 1990             869,374     $  19,692
     Net loss                               -             -
     Foreign currency translation
         adjustment                         -             -
     Exercise of stock options              -             -
     Shares returned to repay loan     35,029           100

Balance, October 31, 1991             904,403        19,792
     Net loss                               -             -
     Foreign currency translation
         adjustment                         -             -
     Minimum pension liability adjustment   -             -
     Transfer of cumulative translation
         adjustment to currency
         transaction gain on closure
         of Farah Japan                     -             -
     Exercise of stock options
         and other                        872             6
     Sale of common stock            (250,000)       (5,707)

Balance, November 6, 1992             655,275        14,091
     Net income                             -             -
     Foreign currency translation
          adjustment                        -             -
     Minimum pension liabiliity
          adjustment                        -             -
     Exercise of stock options
          and other                         -             -
     Sale of treasury shares         (619,000)      (13,982)
     Reclassification upon change
          to no-par common stock            -             -

Balance, November 5, 1993              36,275     $     109

FARAH INCORPORATED AND SUBSIDIARIES
Consolidated Statements of Cash Flows

Years ended November 5, 1993, November 6, 1992 and October 31, 1991 (thousands of dollars)
                                                  1993      1992     1991
Cash flows from (used in) operating activities:
     Net income (loss)                           $  132    (9,589)  (5,508)
     Adjustments to reconcile net income
        (loss) to net cash provided by
        (used in) operating activities:
           Depreciation and amortization          2,686     2,446    2,445
           Amortization of deferred gain
                on building sale                 (2,032)   (2,032)  (2,033)
           Gain on sale of assets                  (320)       (9)    (127)
           Provision for Generra bankruptcy           -     6,146        -

     Decrease (increase) in:
           Trade receivables, net                (7,258)    2,593     (319)
           Inventories                          (13,883)    4,406     1,532
           Income tax refunds and benefits            -         -     4,074
           Other current assets                    (797)     (165)    1,376
     Increase (decrease) in:
           Trade payables                         5,736     2,131       280
           Other                                   (294)   (1,117)      (21)
                 Net cash from (used in)
                    operating activities        (16,030)    4,810      1,699

Cash flows used in investing activities:
     Purchases of property, plant and
        equipment                                (6,803)   (1,520)    (1,811)
     Proceeds from disposition of property,
        plant and equipment                         436       177        242
                 Net cash used in investing
                    activities                   (6,367)   (1,343)    (1,569)

Cash flows from (used in) financing activities:
     Net increase (decrease) in short-term debt  15,673    (5,202)    (2,508)
     Proceeds from issuance of long-term debt     1,456       436        628
     Repayment of long-term debt                   (487)   (1,530)    (1,804)
     Proceeds from sale of common stock           5,881     5,879        169
     Proceeds from collection of accrued
            interest on
          Generra note receivable                     -         -      1,350
     Other                                          836      (804)       (86)
                 Net cash from (used in)
                   financing activities          23,359    (1,221)    (2,251)

Foreign currency translation adjustment            (589)   (2,609)      (575)

Net increase (decrease) in cash                     373      (363)    (2,696)
Cash, beginning of year                           1,634     1,997      4,693
Cash, end of year                            $    2,007     1,634      1,997

Supplemental cash flow disclosures:
    Interest paid                            $    3,636     2,036      2,600
    Income taxes paid                               878     1,043        265

See accompanying notes to consolidated financial statements.

 FARAH INCORPORATED AND SUBSIDIARIES

 Notes to Consolidated Financial Statements

 November 5, 1993, November 6, 1992 and October 31,
 1991

 (1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

    The consolidated financial statements include the accounts of Farah Incorporated (the "Parent
 Company") and its subsidiaries (the "Company").
 All significant intercompany transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the 1993 presentation. The Parent Company's assets consist of investments in and advances to subsidiaries. The Parent Company does not have any significant amount of separate debt, credit facilities, or other liabilities, except for the 5% convertible subordinated debentures discussed in Note 3.

 Inventories

    Inventories are stated at the lower of first-in, first-out (FIFO) cost or market and include purchased materials and manufacturing labor and overhead. Market is based upon estimated selling price less costs to sell.

 Property, Plant and Equipment

    Property, plant and equipment are recorded at cost. Depreciation is provided by the straight-line method over the estimated useful lives (Note
 2) of the related classes of assets.

    Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized. The cost and accumulated depreciation of assets retired or otherwise disposed are removed from the accounts and the resulting gains and losses are included in income.
 Gains on assets sold and leased back are recognized over the initial lease terms, net of any obligations required by the lease agreements.
 See Note 8 for further discussion.

 Intangible Assets

    At November 5, 1993 and November 6, 1992, intangible assets were $1,610,000 and $1,664,000, respectively, and consisted primarily of goodwill and intangible pension assets. Intangible assets, excluding intangible pension assets, are amortized on a straight-line basis over their estimated useful lives ranging from 2 to 30 years.
 Amortization approximated $200,000 in 1993,
 $489,000 in 1992 and $592,000 in 1991, including
 amortization of debt issuance costs of
 approximately $58,000, $361,000 and $454,000 in
 1993, 1992 and 1991, respectively.

 Revenue Recognition

    Revenues are recognized upon shipment of product.

 Foreign Currencies

    The Company translates its asset and liability accounts at the exchange rate in effect at the end of the fiscal year. Income and expense accounts are translated at average rates. Net foreign currency "translation" gains and losses are not included in operations, but are reflected as a separate item in the shareholders' equity section of the Consolidated Balance Sheets. Foreign currency "transaction" gains and losses are included in the Consolidated Statements of Operations. Also included in foreign currency transaction gains and losses for 1992 is a gain of $841,000 due to cumulative translation adjustments transferred from equity to operations upon the substantial liquidation of one of the Company's foreign subsidiaries.

 Income Taxes

    Income taxes are provided pursuant to the provisions of Statement of Financial Accounting
 Standards No. 96, "Accounting for Income Taxes"
 (SFAS 96). Under this statement, deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. These deferred taxes are measured by applying currently enacted tax laws. The Company has not yet adopted the provisions of SFAS 109, "Accounting for Income Taxes", which was issued in February 1992. This statement will be adopted in the first quarter of 1994. The Company does not believe that the adoption of this statement will have a material effect on the financial statements.

 Income (Loss) Per Share

    Income per share is based on the weighted average number of shares and common stock equivalents outstanding (7,781,193 in 1993). Loss per share is based on weighted average number of shares outstanding (6,308,392 in 1992 and 5,926,885 in 1991). Stock options are included as common stock equivalents under the treasury stock method, where dilutive. Additional dilution from the 5% convertible subordinated debentures
 (Note 3), which are not common stock equivalents, is not material.

 Generra Bankruptcy

    During the second half of 1992, a former subsidiary of the Company, Generra Sportswear
 Company, Inc., filed for protection under Chapter
 11 of the federal bankruptcy laws. In conjunction with a 1989 sale of Generra, the Company retained a 5% ownership interest in Generra, as well as a $5,000,000 note receivable. A $6,146,000 provision for the loss on this investment and note was made in 1992.

 Change in Fiscal Reporting Periods

    Effective in the first quarter of fiscal 1992, the Company adopted a 52/53 week fiscal year. The
 1992 financial statements contained 53 weeks.
 This change was implemented in an effort to conform the Company's accounting periods to that of many of its customers and to minimize heavy overtime and air freight resulting from calendar month-end deadlines that did not match customer deadlines. The change did not have a significant impact on results for 1992.

 Concentrations of Credit Risk

    Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting
 Standards No. 105, consist primarily of trade accounts receivable. The Company's customers are not concentrated in any specific geographic region but are concentrated in the retail industry. One customer accounted for $22,407,000 (12.4%),
 $21,721,000 (14.3%) and $21,905,000 (14.5%) of the
 Company's consolidated sales during the years ended November 5, 1993, November 6, 1992 and
 October 31, 1991, respectively. The Company performs ongoing credit evaluations of its customers' financial condition. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

 Change in Par Value

    In the second quarter of 1993 the Company's shareholders approved a change in the par value of the Company's common stock from $4.00 per share to no-par value. As a result, the Company's additional paid-in capital account was reclassified to the common stock account during the second quarter of 1993.

 Factory Conversion Expense

    In response to the success of the Company's
 Savane casual product line, the Company embarked on a program to convert large portions of its Costa Rican and Mexican factories from dress to casual in the third quarter of 1993. Such conversion required the rearrangement, modification, or re-engineering of certain existing equipment, as well as the installation of new equipment. Certain other costs were also incurred as a result of the conversion. These included testing and set-up of equipment, retraining costs for employees, labor costs associated with local statutes, additional U.S.
 import duties on temporarily higher costs and additional costs resulting from customs and practices in the countries where the Company operates. Total costs associated with the factory conversion were approximately $4,000,000 and such amount is reported in the caption "Factory
 Conversion Expense" in the Consolidated Statements of Operations.

 (2)  PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment is comprised of
 the following:
                                       Estimated useful
                                       lives (years)     1993      1992
                                                     (thousands of dollars)

 Factory machinery and equipment          9-12        $  22,243   19,919
 Buildings                               20-50            3,375    3,415
 Building improvements                    3-20            4,196    3,738
 Other fixtures and equipment             3-10           10,640    7,880
 Land                                                       528      528
 Construction in progress                                   171      159
   Total property, plant
   and equipment                                         41,153   35,639
 Less accumulated depreciation                           26,727   25,263
   Net property, plant and
   equipment                                           $ 14,426   10,376

   Depreciation expense approximated $2,486,000 in
 1993, $1,957,000 in 1992 and $1,853,000 in 1991.

 (3)  DEBT

 Short-Term Debt

   As of November 5, 1993 the Company had two primary credit facilities. The Company's U.S.
 credit facility prohibits the payment of dividends by the Company and, except for debt service of the Company's 5% convertible subordinated debentures, the credit facilities restrict the subsidiaries from transferring substantially all net assets to the Parent Company through intercompany loans, advances, or dividends.

   The first credit facility, for Farah U.S.A., provides up to $40,000,000 of credit through November 3, 1995 for the Company's United States operations for either borrowings or letters of credit. Availability under the facility is limited by formulas derived from accounts receivable, inventory and fixed assets. The facility is secured by substantially all assets of Farah U.S.A.
 and is guaranteed by its parent company and each of Farah U.S.A.'s domestic affiliates. Such guarantees are secured by substantially all of the assets of the related affiliates. The interest rate is prime (6% at November 5, 1993) plus 2 1/4% for borrowings and 1/4% per month for letters of credit. An unused credit line fee of 1/2% per annum is charged on the unused portion of the line when borrowings decrease below $17,500,000. As of November 5, 1993 usage under the facility was $27,246,000 (including letters of credit of $1,440,000) and the excess credit line available was $12,754,000. The credit facility restricts indebtedness and requires the maintenance of minimum net worth (as defined), minimum working capital and maximum capital expenditures. There are also quarterly and annual pre-tax profit requirements for Farah U.S.A.

  The second credit facility provides up to 3,000,000 Pounds of credit through January 1, 1994 for use in the United Kingdom and Ireland. It also provides a 200,000 Pounds U.K. Customs Bond, and a
 $1,000,000 letter of credit to the Company's U.S.
 lender. Availability under the facility is limited by formulas derived from accounts receivable and inventory. The facility is secured by substantially all of the Company's assets in the U.K. and Ireland. The interest rate is prime plus
 2% for borrowings, 2% for the Customs Bond and letter of credit to the Company's U.S. lender and standard tariff for other letters of credit. As of November 5, 1993 usage under the facility, all in the form of letters of credit and guarantees, was $1,235,000 and the excess credit line available was $4,545,000. The agreement requires a net worth minimum and minimum working capital ratio for the Company's U.K. and Irish subsidiaries. The
 Company's U.S. lender has indicated that they will provide financing for the Company's U.K. operations after the current facility expires.

   The following table reflects short-term debt balances and interest rates in 1993, 1992 and 1991:

                                  1993        1992       1991

 (thousands of dollars)
 Average outstanding
   balance                    $  22,868      16,839     18,189

 Maximum month-end
   balance outstanding           25,680      21,785     19,084
 Weighted average interest rate:
   During year                     8.7%        9.7%      12.3%
   Year-end                        8.3%        9.0%      11.2%

 Long-Term Debt

    Long-term debt at year-end is as follows:

                                                     1993       1992
                                                (thousands of dollars)


 5% convertible subordinated debentures,
    due February 1, 1994                         $   3,925      3,925
 Term note secured by fixed assets, due the
    earlier of expiration of the short-term
    credit facility or August 2, 1995,
    bearing interest at prime plus 2 1/4%,
    due in monthly installments                        182        322
 Secured loans for equipment purchase, bearing
    interest at 8.01% and 7.90%, due in monthly
    installments thru January 1997                     253          -
 Obligations under capital leases                    1,328        491
            Total long-term debt                     5,688      4,738
            Less current installments                4,509        286
         Net long-term debt                       $  1,179      4,452

   The 5% convertible subordinated debentures are convertible into the Company's common stock at $37.62 per share, subject to adjustment under certain anti-dilution provisions. On December 3, 1993 the Company announced an offer to exchange these debentures, due February 1, 1994, for 8.5% convertible subordinated debentures due February
 1, 2004.

        Installments of long-term debt are as
 follows (in thousands):

 1994       $ 4,509
 1995           375
 1996           346
 1997           231
 1998           226
 1999             1
           $  5,688

 During 1993 a related party to the Company purchased a Junior Participation of $2,000,000 in the Company's U.S. credit facility. The debt was repaid on November 5, 1993.

 (4)  SHAREHOLDERS' EQUITY

 In the fourth quarter of 1992 and second quarter of 1993, the Company sold 1,200,000 and 619,000 shares, respectively, of its common stock to Marciano Investments, Inc. "(Marciano"). Proceeds from the sales, net of expenses, were approximately
 $5,430,000 in 1992 and $5,958,000 in 1993.  The
 shares acquired in these transactions, together with separately acquired shares, gave Marciano and the related parties approximately 32% of the Company's total outstanding common stock as of November 5, 1993. The definitive agreement executed in connection with the 1993 sale contains a provision which restricts Marciano from owning more than 40% of the Company's common stock for 18 months from March, 1993 without the consent of the Company. The agreement also contains restrictions on the Company's ability to sell certain equity securities for 18 months from March, 1993 without the consent of Marciano.


 (5)  EMPLOYEE, EXECUTIVE AND DIRECTOR STOCK OPTIONS
 AND AWARDS

    The Company has granted options to certain employees and Directors pursuant to employee and non-employee Director stock option plans to purchase the Company's common stock at amounts not less than the market price on the date of the grant.

    During 1993, 80,000 shares of the Company's common stock were awarded to certain officers and directors pursuant to the stock option and restricted stock plan. The awards vest over varying periods beginning in 1993 and ending in 1996 of which 12,500 shares vested and were issued in 1993. The Company is recognizing the expense related to these awards over the period of service called for by the vesting provision of the awards.

    The following table summarizes activity for such options and awards for the years ended November
 5, 1993 and November 6, 1992:
                                      Shares
                                    Available
                                    For Grant

 Balance, October 31, 1991           185,590

    Granted                          (38,500)
    Exercised-
    Cancelled or terminated           24,912

 Balance, November 6, 1992           172,002

    New shares authorized             75,000
    Granted                         (187,000)
    Exercised                              -
    Cancelled or terminated           42,500

 Balance, November 5, 1993           102,502

    Options included above expire as follows:
         Five years after date of grant             22,950
         Ten years after date of grant             547,487


 PART TWO OF SHARES AVAILABLE TO GRANT TABLE:

                                         Options and Awards Outstanding
                                          Shares        Price Per Share

 Balance, October 31, 1991               677,981       $  4.00  - 10.00

    Granted                               38,500          6.625 -  6.875
    Exercised                           (109,725)          4.00 -  5.75
    Cancelled or terminated              (24,912)          5.75 - 10.00

 Balance, November 6, 1992               581,844           4.00 - 10.00

    New shares authorized                      -                    6.875
    Granted                              187,000               0 - 10.00
    Exercised                            (85,983)              0 - 10.00
    Cancelled or terminated              (44,924)           6.00 - 10.00

 Balance, November 5, 1993               637,937               0 - 10.00

(6)  INCOME TAXES

    Income (loss) before taxes and income taxes in 1993, 1992 and 1991 are shown below:

                                           1993        1992       1991
                                            (thousands of dollars)
    Income (loss) before income taxes:
         Domestic operations           $  (1,682)    (11,489)   (4,097)
         Foreign operations                2,118       2,269    (1,105)
              Total consolidated       $     436      (9,220)   (5,202)

    Income taxes:
         Domestic operations           $       -           -         -
         Foreign operations
              Current                        304         369       306
              Deferred                         -           -         -
                Total foreign                304         369       306
                   Total consolidated  $     304         369       306


    The effective tax rate differs from the statutory U.S. federal tax rate as summarized below:

                                            1993        1992      1991
                                              (thousands of dollars)
    Expected income taxes at U.S.
         statutory rate                   $    148    (3,135)   (1,769)
    Effect of differing tax rates
         in foreign countries                   79        38      (153)
    U.S. taxes on earnings of
         foreign subsidiaries                    -       232        85
    Unrecognized deferred tax benefits           -     2,264     2,143
    U.S. taxes on dividends from
         foreign countries                   1,100     1,020         -
    Recognition of unrecognized
         deferred tax benefits                (981)        -         -
    Other                                      (42)      (50)        -
         Income taxes, as reported         $   304       369       306

    At November 5, 1993, the Company had net operating loss carryforwards for financial reporting purposes of approximately $15,700,000, most of which can be carried forward for substantial periods. For tax purposes, there were net operating loss carryforwards at November 5, 1993 available to offset future taxable income of approximately $4,000,000, of which $3,500,000 and $500,000 expire in 2007 and 2008 respectively.
 In addition, there were foreign tax credit carryforwards at November 5, 1993 available to offset limited classes of future taxable income of approximately $1,700,000, which expire beginning in 1994, with all expiring by 1996.

    Certain of the Company's foreign subsidiaries had undistributed retained earnings of approximately $21,200,000 at November 5, 1993.
 No U.S. tax has been provided on the undistributed earnings because management intends to indefinitely reinvest such earnings in the foreign operations.
 The amount of the unrecognized deferred tax liability for these undistributed earnings is approximately $5,900,000 at November 5, 1993.

    During 1993 the Internal Revenue Service completed its examination of the Company's U.S.
 tax returns for the years 1989 thru 1991. The examination resulted in no additional tax payments.

(7)  EMPLOYEE BENEFIT PLANS

    The Company has two retirement plans. The first is a defined benefit plan which covers substantially all bargaining unit employees and retirees and the second is a defined contribution plan established pursuant to Section 401(k) of the internal revenue code which covers all non-union
 U.S. and Puerto Rican employees.

    Under the defined benefit plan the basic monthly pension payable to a participant upon normal retirement equals the product of the participant's deferred monthly retirement income amount times the number of years of credited service. Assets of the defined benefit plan are invested primarily in U.S. government obligations, corporate bonds and equity securities.

    Under the defined contribution plan, each participant may contribute from 1% to 13% of his/her compensation. The Company matches contributions up to 3% of the participant's compensation. In 1993, 1992 and 1991 the Company's contribution to the Plan was approximately
 $334,000, $311,000 and $315,000, respectively.

    The Company's policy is to fund accrued pension cost when such costs are deductible for tax purposes. Net periodic pension cost for the years ended November 5, 1993, November 6, 1992 and
 October 31, 1991 included the following components:

                                    1993         1992        1991
                                        (thousands of dollars)
    Service cost-benefits
        earned during the period    $    35          39        130
    Interest cost on projected
        benefit obligation              511         494        504
    Actual return on plan assets       (381)        (71)      (965)
    Net amortization and deferral       (39)       (370)       494
              Net periodic pension
                  cost             $    126          92        163

   The following table sets forth the funded status at November 5, 1993 and November 6, 1992 of the defined benefit plan (in thousands):

    Actuarial present value of benefit
 obligation:
                                                    1993      1992

    Vested benefit obligation                  $  (7,150)    (5,734)
    Non-vested benefit obligation                   (110)       (21)
    Accumulated benefit obligation                (7,260)    (5,755)

    Projected benefit obligation                  (7,260)    (5,755)
    Plan assets at market value                    5,338      5,286
    Projected benefit obligation
         in excess of plan assets                 (1,922)      (469)
    Unrecognized transition liability being
         recognized over average future
         service of plan participants                601        667
    Unrecognized net loss from past
         experience different from that
         assumed and effects of changes
         in assumptions                            2,050        524
    Adjustment required to recognize
         minimum liability                        (2,651)    (1,191)
              Accrued pension expense           $ (1,922)      (469)

    In determining the benefit obligations and service cost of the Company's defined benefit plan, weighted average discount rates of 7.50% and 9.25% were used in 1993 and 1992, respectively. The expected long-term rate of return on plan assets was 9.5% in both years.

    In 1993, as required by Statement of Financial
 Accounting Standards No. 87, "Employers' Accounting for Pensions", the Company adjusted its additional pension liability to $2,651,000 to reflect the increased excess of the accumulated benefits over the fair value of plan assets. The adjusted additional pension liability which had no effect on 1993 operations, was offset by an intangible asset of $601,000 and a decrease to shareholders' equity of $2,050,000.

    The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards
 No. 106, "Employer's Accounting for Post-retirement
 Benefits Other Than Pensions". The Company generally does not offer any post-retirement benefits; therefore the statement will have no impact on the Company.

    In November 1992, Statement of Financial
 Accounting Standards No. 112, "Employers'
 Accounting for Post Employment Benefits" was issued. Adoption is required for fiscal years beginning after December 15, 1993. The Company does not believe that the adoption of this statement will have a significant impact on the Company.

 (8)  LEASES

    During 1988 the Company consummated a sale and leaseback of its main El Paso, Texas manufacturing and office facility. A portion of the sale was paid by delivery of a $7,500,000 promissory note to the Company, secured by a second mortgage on the property. The balance of the note receivable at November 5, 1993 and November 6, 1992 was
 $6,450,000 and $6,686,000, respectively.  The
 promissory note bears interest at 9.25% with principal and interest payable in monthly installments through February 2007. In connection with the sale, the Company entered into a ten year operating lease of the facility which is extendible for an additional ten years at the Company's option. The Company has pledged a $2,500,000 certificate of deposit as security for this lease.
 A deferred gain was recognized on the sale, of which $9,314,000 remains to be recognized over the remaining years of the initial lease term.

   The Company and its subsidiaries occupy certain facilities and use certain equipment under operating leases which expire at various dates from fiscal 1994 to 2016. The following is a summary by year of the non-cancellable portion of future minimum lease payments under operating leases (in thousands):


 1994                $   7,398
 1995                    6,627
 1996                    5,848
 1997                    5,706
 1998                    3,140
 Later years             1,199
 Lease payments *    $  29,918

        *     Minimum payments have not been reduced
              by minimum sub-lease rental income
              of $4,703,000 due in the future under
              non-cancellable sub-leases.

    During 1992 the Company entered into a 6 1/2 year operating sub-lease agreement for approximately one-half of its El Paso manufacturing facility. The following is a summary by year of the non-cancellable portion of future minimum rental income (in thousands):

 1994            $    881
 1995               1,028
 1996               1,028
 1997               1,028
 1998                 738
 Total           $  4,703

    Rental expense for all operating leases for 1993, 1992 and 1991 was $6,860,000, $6,837,000 and
 $6,570,000, respectively, (net of sub-lease income of approximately $881,000 in 1993 and $575,000 in
 1992).

 (9)     GEOGRAPHIC SEGMENT INFORMATION

    The Company is engaged in one business segment.
 This includes the design, manufacture, distribution and sale of men's, young men's and boys' apparel in the United States and certain foreign countries, principally in Europe and the South Pacific. The following tabulation presents information regarding geographic segments for the years ended 1993, 1992 and 1991. Transfers between the United States and foreign areas are recorded at normal selling prices. Operating profit is total revenue less operating expenses. In computing operating profit, general corporate expenses, interest expense and income taxes have been excluded.


 PART ONE OF GEOGRAPHIC SEGMENT INFORMATION TABLE:

                                               1993       1992
                                           (thousands of dollars)
 Net sales:
    United States to unaffiliated
         customers                          $ 151,017    116,031
    Transfers between areas                       480        109
         Total United States                  151,497    116,140
 Europe                                        20,069     26,140
 South Pacific                                  9,028      9,819
 Adjustments and eliminations                    (480)      (109)
         Total                              $ 180,114    151,990
 Operating profit (loss):
    United States                           $   1,274     (9,494)
    Europe                                        602        671
    South Pacific                               1,565      2,097
    Adjustments and eliminations                  (66)       (65)
         Total                                  3,375     (6,791)

 Net gain on sale of assets                       323          9
 General corporate expenses                    (1,810)    (1,478)
 Interest expense, net                         (1,452)      (960)
    Income (loss) before income taxes      $      436     (9,220)


 Identifiable assets:
    United States                          $   97,811     70,328
    Europe                                     11,813     12,997
    Far East and the South Pacific             11,842     11,400
    Adjustments and eliminations               (2,575)    (1,588)
         Total                             $  118,891     93,137

 PART TWO OF GEOGRAPHIC SEGMENT INFORMATION TABLE:

                                                     1991
                                             (thousands of dollars)
 Net sales:
    United States to unaffiliated customers         109,630
    Transfers between areas                             280
         Total United States                        109,910
 Europe                                              31,415
 South Pacific                                       10,157
 Adjustments and eliminations                          (280)
         Total                                      151,202
 Operating profit (loss):
    United States                                    (2,224)
    Europe                                             (840)
    South Pacific                                       247
    Adjustments and eliminations                        (67)
         Total                                       (2,884)

 Net gain on sale of assets                             127
 General corporate expenses                          (1,300)
 Interest expense, net                               (1,145)
    Income (loss) before
      income taxes                                   (5,202)

 Identifiable assets:
    United States                                    70,382
    Europe                                           21,480
    Far East and the South Pacific                   19,553
    Adjustments and eliminations                     (4,588)
         Total                                      106,827

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





 To the Shareholders of
 Farah Incorporated:

    We have audited the accompanying consolidated balance sheets of Farah Incorporated (a Texas corporation) and subsidiaries as of November 5, 1993 and November 6, 1992 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years ended November 5, 1993, November 6, 1992, and October 31, 1991. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Farah Incorporated and subsidiaries as of November 5, 1993 and November 6, 1992, and the results of their operations and their cash flows for each of the years ended November 5, 1993, November 6, 1992, and October 31, 1991 in conformity with generally accepted accounting principles.


 /s/ Arthur Andersen & Co.

 ARTHUR ANDERSEN & CO.


 Dallas, Texas
 December 15, 1993

         Quarterly unaudited information for fiscal 1993 compared to fiscal 1992 is as follows:


                             (thousands of dollars except share data)

                                 1st Qtr     2nd Qtr    3rd Qtr    4th Qtr

1993 -
Net sales                    $    35,316     41,748      43,773     59,277
Gross profit                      10,640     12,017      11,509     18,928
Net income (loss)                    604      1,289      (5,179)     3,418
Net income (loss) per share         0.08       0.17       (0.65)      0.42
Weighted average shares
    of common stock and
    common stock equivalents
    outstanding                7,318,463  7,742,098   7,939,768  8,124,443

1992 -
Net sales                   $     34,102    37,753      37,104      43,031
Gross profit                       8,862     8,999       8,233      12,387
Net income (loss)                   (425)   (2,258)     (8,109)      1,203
Net income (loss) per share        (0.07)    (0.37)      (1.34)        .17
Weighted average shares
     of common stock and common
     stock equivalents
     outstanding                5,967,616  6,043,062  6,065,142  7,212,596


- - The third quarter of 1992 includes a provision for loss on Generra bankruptcy of $6,146,000 (see Note 1 to the consolidated financial statements for more discussion).
- - In the fourth quarter of 1992 and second quarter of 1993, the Company sold 1,200,000 and 619,000 shares, respectively, of its common stock to Marciano Investments, Inc. (see Note 4 to the consolidated financial statements for more discussion).
- - For loss quarters, common stock equivalents are excluded from the "weighted average shares of common stock and common stock equivalents outstanding" line.

 Common Stock -

      There were 8,076,468 shares of the Company's common stock, no par value outstanding as of January 19, 1994, owned of record by approximately
 2,700 shareholders.  Trading volume during fiscal
 1993 averaged approximately 25,900 shares per day.
 The common stock is listed on the New York Stock
 Exchange which is its principal U.S. trading market (trading symbol: FRA). The Company terminated its listing on the Pacific Stock
 Exchange on June 26, 1991, but the stock continues to be traded on such exchange under the symbol
 FRA. The following table sets forth the high and low sales prices for the common stock on the New
 York Stock Exchange for each quarterly period during the last two fiscal years:

                     1993            1992
                 High     Low    High     Low

 1st Quarter   $ 9 7/8   5 1/2   8 7/8   5 3/4
 2nd Quarter    10 1/4   6 1/2   8 1/8   5 3/4
 3rd Quarter     8       6 1/8   7 1/8   4 3/8
 4th Quarter    10 7/8   6 7/8   6 1/8   5

    The closing sales price of the Company's common stock on the New York Stock Exchange as of January
 19, 1994 was $13.75.

    As of November 5, 1993, there were $3,925,000
 aggregate principal amount of the Company's 5% convertible subordinated debentures due February
 1, 1994 outstanding, owned of record by 170 holders. On December 3, 1993, the Company offered to exchange the existing debentures for 8.5% convertible subordinated debentures due on
 February 1, 2004. Approximately $1,354,000 were tendered for exchange pursuant to the offer as of January 7, 1994. The offer expires on January 21,
 1994.

    The Company has not paid any dividends on its common stock since 1986. The Company's U.S.
 credit facility prohibits the payment of dividends by the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

1993 Sales compared to 1992

     Sales increased from $151,990,000 in 1992 to $180,114,000 in 1993, a $28,124,000 increase (18.5%).
Leading the increase was a 34.1% increase at Farah U.S.A., Inc., the company responsible for sales in the United States. Farah U.S.A. sales increased from $101,981,000 in 1992 to $136,767,000 in 1993. Sales at Farah International, Inc., the company responsible for sales in Europe and Australia, declined from $35,959,000 in 1992 to $29,097,000 in 1993, a
19.1% decrease. Sales at Value Slacks, Inc., the Company's factory outlet store division, increased from $14,050,000 in 1992 to $14,250,000 in 1993, a 1.4% increase.

     Farah U.S.A. accounted for 76% of the Company's
consolidated sales in 1993 compared to 67% in 1992.  Leading the increase in sales at Farah U.S.A. was its successful Savane brand of casual cotton no wrinkle pants. Savane, sold primarily in the men's market, had sales of $60,387,000 in 1993 compared to $17,230,000 in 1992, a 250% increase.  This large increase is due to a number of factors, including the shift in consumer preferences toward a more casual lifestyle, and the ease of care that no wrinkle products offer. In addition, the Company believes that its policy of selling Savane product only to better department stores and a national television advertising campaign
in 1993 stimulated sales during the year.   Sales of Farah and
Farah Clothing Co. branded product decreased from $64,239,000 in 1992 to $52,920,000 in 1993. Sales of these brands were primarily of dress product, with the largest amount of sales of men's product, followed by boys'. The sales decrease was caused mainly by the shift from dress to casual as evidenced by the increase in Savane sales. Sales of the Company's John Henry product decreased from $18,300,000 in 1992 to $14,739,000 in 1993. Most of the John Henry product sold in 1993 was in the dress category and the decrease in John Henry sales was also due to the consumer shift toward casual product. The final significant component of Farah U.S.A.'s sales in 1993 was its private label division where sales increased from $1,104,000 in 1992 to $7,516,000 in 1993.
1993 was the first full year of sales in the private label division. Overall, Farah U.S.A. sales prices were comparable between years, with higher prices from Savane sales being offset by lower private label sales prices.

     Based on orders received to date, the Company expects that sales will increase in 1994, led by sales of its Savane product, which are expected to be more than 50% of Farah
U.S.A. sales. All orders are subject to cancellation and there can be no assurances that existing orders will materialize as sales. However, for a number of reasons, the Company believes that the orders on hand are a reasonable indication of 1994 sales. First, the Company believes that the no wrinkle segment of the men's casual market will continue to experience growth. Second, the Company has presented new no wrinkle fabrications and a dress category under the Savane label to customers on a preliminary basis and has received a good response. Because of increasing competition in the no wrinkle market and shifts in consumer attitudes that the apparel industry experiences from time to time, there is no assurance that sales of Savane products will increase.

     Farah International accounted for 16% of the Company's consolidated sales in 1993 and 24% in 1992. The Company's largest international subsidiary in 1993 was Farah U.K. with sales of $19,227,000, followed by Farah Australia and Farah New Zealand with combined sales of $9,028,000. Sales at Farah U.K. decreased by $6,276,000 in 1993, a 25% decrease. Unit sales decreased by 15% while prices declined by 12%. The decrease in units was due to lower sales of certain seasonal product and lower closeout sales in 1993 compared to 1992. While sales prices in British Pound Sterling increased by 1%, sales prices in equivalent U.S. dollars decreased due to the weakening of the U.S. Dollar compared to the British Pound Sterling. The average exchange rate in 1993 was $1.51 per Pound compared to $1.80 in 1992. Sales at Farah Australia and Farah New Zealand decreased by $302,000, primarily due to sales price reductions resulting from lower import duty levels imposed in Australia which were, in turn, passed through to the customer as lower sales prices. In addition, the U.S. Dollar strengthened by over 9% compared to the Australian Dollar in 1993 which contributed to the lower sales price per unit in U.S. Dollar terms. Unit sales at Farah Australia and New Zealand increased by 7% due to more market penetration in New Zealand where unit sales increased
52%.

     The Company expects that sales at Farah International will increase slightly in 1994. This is due to an expected improvement in the U.K. economy, an increase in sales of Savane product in the U.K. and Australia and plans to sell Savane product into the European Common Market. Test market sales of no wrinkle cotton casual pants in the Common Market in 1993 were successful. However, there can be no assurance that sales at Farah International will increase in 1994.

     Value Slacks accounted for 8% of the Company's consolidated sales in 1993 and 9% in 1992. As of the end of fiscal 1993, Value Slacks operated 20 U.S. stores and 11 Puerto Rican stores compared to 14 U.S. stores and 15 Puerto Rican stores at the end of fiscal 1992. Sales in Value Slacks' U.S. stores increased by 14% in 1993 while Puerto Rican store sales decreased by 13%. Overall sales prices increased by 10% in 1993 and unit sales decreased by 8%. The sales price increase was due to the opening of more U.S. stores where the mix of product sold trended toward more first quality merchandise and higher sales of Savane product in 1993.
Savane carries a higher selling price than other Farah products. The unit decrease occurred in the Puerto Rican stores where there were fewer stores operating and the general economic conditions were not favorable for the type of merchandise that Value Slacks sold.

     Because of the success that Value Slacks has enjoyed in its new U.S. stores and the continuing deterioration of sales volume in its Puerto Rican stores, the Company intends to open additional U.S. stores in 1994 and close certain Puerto Rican stores. The net effect of current plans will result in an increase in stores by the end of 1994.

1992 Sales compared to 1991

     Sales increased from $151,202,000 in 1991 to
$151,990,000 in 1992, a $788,000 increase (.5%).   Farah
U.S.A. sales increased from $94,492,000 in 1991 to $101,981,000 in 1992, a 7.9% increase. Sales at Farah
International declined from $41,572,000 in 1991 to $35,959,000 in 1992, a 13.5% decrease. Sales at Value Slacks decreased from $15,138,000 in 1991 to $14,050,000 in 1992, a 7.2% decrease.

     Farah U.S.A. accounted for 67% of the Company's consolidated sales in 1992 compared to 62% in 1991. The largest category of sales in 1992 was Farah and Farah Clothing Co. branded products which accounted for $62,017,000 of sales in 1992 and $67,192,000 of sales in 1991. The majority of sales under these brands were men's dress products, followed by boys' dress products. Sales of Savane casual products were made entirely in men's departments in 1992 and amounted to $17,230,000 compared to $5,526,000 in 1991. The increase in Savane sales and decrease in sales of the other Farah brands reflected the shift in consumer preference from dress product to casual product. John Henry sales were $18,300,000 in 1992 compared to $18,590,000 in 1991.

     Farah International accounted for 24% of the Company's consolidated sales in 1992 and 27% in 1991. There was an 11% decrease in unit volume and a 2% decrease in the average sales price in 1992. The decrease in sales occurred mainly at Farah U.K. where sales decreased from $30,125,000 in 1991 to $25,503,000 in 1992. U.K. unit sales were down 16% due to soft economic conditions, a decrease in the number of retail outlets in customer stores and declining sales of certain key products. Combined sales of Farah Australia and New Zealand were $9,330,000 in 1992 compared to $9,000,000 in 1991. The
Company closed Farah Japan during the second half of 1992. In conjunction with the closing, the Company sold substantially all of its Japanese inventory at reduced prices. This, in turn, accounted for the decrease in sales price at Farah International. Excluding Farah Japan, sales prices were comparable in 1992 and 1991.

     Value Slacks accounted for 9% of the Company's consolidated sales in 1992 and 10% in 1991. As of the end of fiscal 1992, Value Slacks operated 14 U.S. stores and 15
Puerto Rican stores compared to 14 U.S. stores and 16 Puerto
Rican stores at the end of fiscal 1991. The sales decrease in 1992 was comprised of a 15% decrease in unit volume, offset by an increase in average sales price of 9%. Sales were flat in the U.S. stores and decreased by 14% in the Puerto Rican stores.

1993 Gross Profit compared to 1992

     Gross profit as a percent of sales was 29.5% in 1993 compared to 25.3% in 1992. Gross profit in 1993 was 27% at Farah U.S.A., 37% at Farah International and 42% at Value
Slacks, compared to 1992 gross profit of 20% at Farah
U.S.A., 35% at Farah International and 37% at Value Slacks.

     The improvement in gross profit as a percent of sales at Farah U.S.A. was primarily due to higher sales of Savane product which carried a higher gross profit percent than other Farah brands. In addition, Farah U.S.A. more fully utilized its factories in 1993 than it did in 1992. In 1992, production levels were increased in the first part of the year to meet projected sales levels of dress products. While sales did increase in the first half of 1992, they did not reach the expected levels due to lower sales of dress product at retail.
As a result, production was reduced in the second and third quarters to levels below plan. This resulted in decreased plant efficiencies and lower gross profit percents in 1992. With the large shift in sales from dress product to casual product in 1993, Farah U.S.A. was able to better utilize its factories. However, since its factories were configured primarily for dress production, it became necessary late in the second quarter of 1993 to embark on a program to convert large portions of its Costa Rican and Mexican factories from dress to casual. The impact of such conversion resulted in approximately $4,000,000 of "factory conversion expense". In addition, Farah U.S.A.
incurred certain other additional costs resulting from plant inefficiencies both before and during the conversion process which it does not anticipate incurring in 1994.

     The Company expects the 1993 improvement in gross profit percent at Farah U.S.A. to continue in 1994, primarily because of the strong demand for Savane product discussed above and the completed reconfiguration of its plants to more efficiently sew Savane product. In addition, the North American Free Trade Agreement (NAFTA) will have a favorable impact on duties paid for products imported from Mexico in 1994.
However, there can be no assurance that the improvement in gross profit percent will continue in 1994 due to the possible impact of market shifts and increased competition previously discussed.

     The improvement in gross profit percent at Farah
International was due to lower closeout sales at Farah
U.K., as well as lower markdowns in general at Farah U.K. In addition, the Company was able to more fully utilize its Irish factories in 1993 which also contributed to the improvement.

     The Company expects the 1993 gross profit percent improvement at Farah International to be maintained in 1994 because the Irish factories are expected to continue to operate at a relatively efficient level. In addition, plans to sell product in the European Common Market will provide an additional sales base for product which may be produced in Ireland. This will allow the Company to operate its Irish facilities more efficiently and therefore maintain its gross profit percent. However, there can be no assurances that the gross profit percent at Farah
International will be maintained in 1994.

     The increase in gross profit percent at Value Slacks was primarily due to favorable results at its U.S. stores. The gross profit percent in the U.S. stores was 46% in 1993 compared to 40% in 1992 and the gross profit percent in the Puerto Rican stores was 35% in 1993 and 34% in 1992. The increase in both instances was due to fewer markdowns and higher Savane sales. Savane product carries a higher gross profit percent than other Farah brands.

     The Company expects the gross profit percent from Value Slacks to continue to improve in 1994. The primary reason is an increased number of U.S. stores compared to Puerto Rican stores operating in 1994. As discussed above, the U.S. stores maintain a higher gross profit percent than the Puerto Rican stores. In addition, effective with the beginning of fiscal 1994, Value Slacks implemented a new computerized point of sale system which will enable management to more effectively monitor and utilize inventories which should, in turn, increase the gross profit percent. However, there can be no assurance that the higher gross profit percent in the U.S. stores will continue in 1994 or that the point of sale system will result in higher gross profit.

1992 Gross Profit compared to 1991

     Gross profit as a percent of sales was 25.3% in 1992 compared to 25.7% in 1991. Gross profit in 1992 was 20% at Farah U.S.A., 35% at Farah International and 37% at Value
Slacks, compared to a 1991 gross profit of 21% at Farah
U.S.A., 35% at Farah International and 29% at Value Slacks.

     As discussed above, in the early part of 1992 Farah
U.S.A. increased its production levels to meet projected sales levels. Although sales levels did increase in the first half of 1992, they did not reach expected levels which resulted in excess inventory quantities. In order to bring inventory levels in line with anticipated sales levels, production was reduced in the second and third quarters, resulting in lower plant efficiencies. This resulted in higher costs per unit than planned and the sale of certain inventory below standard selling price to reduce inventory. Accordingly, the gross profit percent at Farah
U.S.A. was lower in 1992 than in 1991.

     While Farah International's gross profit percent was comparable in both 1992 and 1991, the gross profit percent at Farah U.K. was down by approximately 6%, offset by an increased gross profit percent at Farah Australia and New
Zealand. The gross profit percent was lower in the first half of 1992 as a result of the previously discussed inventory closeouts at Farah U.K. and Farah Japan and lower production volumes in Ireland. Production levels were increased in the third quarter of 1992, decreasing unit costs and improving the gross profit percent in both the third and fourth quarter.

     The improvement in Value Slacks' gross profit percent in 1992 was due to the implementation of new merchandising strategies implemented in late 1991. These strategies improved sales prices by over $1.00 per unit in 1992, thus improving the gross profit percent. In addition, approximately $1,800,000 of markdowns were taken in late 1991 in an effort to dispose of older store inventory.

1993 Selling, General and Administrative Expenses compared to
1992

     Selling, General and Administrative ("SG&A") expenses as a percent of sales were 26.0% in 1993 compared to 27.6% in 1992. SG&A was 23% of sales at Farah U.S.A. compared to 22% in 1992, 33% at Farah International compared to 35% in 1992 and 45% at Value Slacks compared to 48% in 1992.

     The increase in SG&A as a percent of sales at Farah U.S.A. was due to increased advertising in 1993 with the introduction of a national television advertising campaign for Father's Day 1993 to promote its Savane product. Partially offsetting this higher expense were certain fixed costs which did not increase in proportion to the increase in sales. The Company plans to continue national television advertising in 1994.

     The decrease in SG&A as a percent of sales at Farah International occurred at Farah U.K. where the number of retail outlets maintained in customers' stores was decreased. In addition, certain other cost cutting measures at Farah U.K. reduced the SG&A percent.

     SG&A at Value Slacks as a percent of sales was lower in 1993 compared to 1992. The higher percentage in 1992 resulted from higher costs associated with the closure of certain Puerto Rican stores and higher occupancy, advertising and labor costs as a percent of sales in the Puerto Rican stores.

1992 Selling, General & Administrative Expenses compared to 1991

     Selling, General and Administrative ("SG&A") expenses as a percent of sales were 27.6% in both 1992 and 1991. SG&A was 22% in 1992 at Farah U.S.A. compared to 21% in 1991, 35% in both years at Farah International and 48% in 1992 at Value Slacks compared to 45% in 1991.

     The increase in SG&A as a percent of sales at Farah
U.S.A. was primarily due to a 50% increase in advertising compared to 1991, partially offset by a lower per unit shipping cost.

     While SG&A as a percent of sales was comparable between years, there was a decrease at Farah U.K. of approximately 6%. This was the result of non-recurring expenses incurred in 1991 related to severance payments, higher occupancy costs associated with the move to a new warehouse and office facility and increased legal fees. This decrease was offset by an increase in Farah Japan for costs related to closure of the Japanese operations and increased expenses at Farah Australia for setup costs of a new computer system.

     The increase in SG&A as a percent of sales at Value
Slacks was the result of higher advertising and certain store operating costs that did not decrease in proportion to the decrease in sales.

Other Income (Expense)

     The following table illustrates the changes in interest
expense, net of interest income, over the past three fiscal
years:
                                     1993      1992        1991

Interest expense, net (000s)     $   1,452       960       1,145
Interest expense, net as
   a % of sales                        .8%       .6%         .8%
Average debt (000s)               $ 23,394    21,283      22,666
Average interest rate                 8.7%      9.7%        13.1%


The increase in net interest expense in 1993 was due to higher borrowings as a result of higher receivable and inventory levels at Farah U.S.A. in support of the sales growth of Savane. The decrease in 1992 was due to decreasing interest rates and lower borrowings on lower inventory levels.

     Foreign currency transaction gains (losses) were ($151,000), $1,460,000 and ($832,000) in 1993, 1992 and
1991, respectively. Foreign currency transaction gains and losses are primarily related to the strength of the U.S. Dollar compared to the British Pound Sterling. Included in 1992 is an $841,000 currency gain which was recognized upon the closure of Farah Japan.

     Excluding net interest expense and foreign currency transaction gains (losses), there was $317,000 of other income in 1993 and $6,286,000 and $432,000 of other expense in 1992 and 1991, respectively. Included in 1992 was a provision of $6,146,000 related to the bankruptcy of Generra Sportswear Company, Inc. Generra filed for protection under Chapter 11 of the federal bankruptcy laws during the second half of 1992. In conjunction with the 1989 sale of Generra, the Company retained a 5% ownership interest in Generra and obtained a $5,000,000 note receivable.

Income taxes

     The Company's effective tax rate fluctuates from year to year depending on the mix of income or loss in countries in which the Company conducts its business. In addition, there was a limitation in 1991, 1992 and 1993 on recognition of deferred tax benefits on U.S. losses in accordance with Statement of Financial Accounting Standards No. 96, "Accounting for Income Taxes". See Note 6 to the consolidated financial statements for further discussion.

Liquidity and Capital Resources

     Key statistics demonstrating financial condition of the Company are as follows:

                                  November 5,   November 6,
                                     1993           1992
                                    (Dollars in thousands)

     Working capital               $ 32,773         36,825
     Total debt                      31,368         14,745
     Long-term debt                   1,179          4,452
     Current ratio                    1.5:1          2.1:1
     Long-term debt-to-equity         .03:1          .11:1
     Total debt-to-equity             .72:1          .38:1
     Days sales in accounts
         receivable                      48             52
     Inventory turnover                 2.7            2.8

     The primary reason for the decrease in working capital, increase in total debt and decrease in current ratio was the increase in inventory, receivables and debt at Farah U.S.A. to
support the increase in sales growth discussed above.   The
Company purchased $6,803,000 of fixed assets in 1993, consisting primarily of factory machinery and information equipment and related software. The main source of working capital was short-term credit and leases. There was also a sale of 619,000 shares of the Company's treasury stock to Marciano Investments, Inc. for $5,881,000, net of expenses, in 1993. In conjunction with such sale, the Company agreed not to sell additional equity securities until September, 1994, except under certain circumstances.

     The Company's primary credit facility, which expires in November 1995, provides up to $40,000,000 of availability for either borrowings or letters of credit to Farah U.S.A. and Value Slacks. Farah U.K. will also be a party to the facility upon execution of documents, which is anticipated to be in January
1994. Availability under the facility is based on formulas derived from accounts receivable, inventory and fixed assets. The facility is secured by substantially all of the Company's assets and guaranteed by Farah Incorporated and each of Farah U.S.A.'s domestic affiliates. Such guarantees are secured by substantially all of the assets of the related affiliates. The maximum credit available to Farah U.K. will be $2,500,000 and any credit extended to Farah U.K. will reduce the amount available to Farah U.S.A.

     The formulas contained in the credit facility provide the greatest availability of credit for receivables and the lowest for inventory. In addition, the maximum credit that may be used related to inventory is $20,000,000 in the U.S. and will be $1,750,000 in the U.K. Accordingly, in those months in which receivables are lowest and inventory is highest, availability under the facility is lowest. In addition, in high sales months where receivables have not yet been collected, availability under the formulas, as well as maximum credit available, is also the most limited. These months have traditionally been January, February, July and August.

     There are three financial covenants for both Farah Incorporated consolidated and Farah U.S.A. in the Company's primary credit facility: minimum working capital, minimum tangible net worth and maximum capital spending.
Furthermore, there is a quarterly and annual minimum profitability covenant for Farah U.S.A. As of November 5,
1993 the Company was in compliance with all of these covenants. The facility also prohibits the payment of dividends and, except to service its convertible subordinated debentures as discussed below, it restricts the subsidiaries from transferring substantially all their net assets to the Parent Company, Farah Incorporated, through intercompany loans, advances or dividends.

     Almost all of Farah U.S.A.'s major fabric suppliers furnish additional financing by providing unsecured 60-day credit lines.
During fiscal 1993, the maximum usage at any month-end under these lines of credit was $9,179,000.

     In 1994, major liquidity requirements will be financing of anticipated growth, capital expenditures and the retirement of its existing convertible subordinated debentures which are due on February 1, 1994.

     The Company expects capital expenditures in 1994 not to exceed $6,500,000 and to be primarily for factory machinery and information equipment and related software. To the extent that the Company's seasonal cash flows allow, 1994 capital expenditures will be financed through operations.
Thereafter, it expects such expenditures to be financed through leases, short-term credit facilities or other credit arrangements.

      Total principal outstanding of the Company's 5% convertible subordinated debentures is $3,925,000. On
December 3, 1993, the Company offered to exchange the existing debentures for 8.5% convertible subordinated debentures due on February 1, 2004. The offer to exchange is scheduled to expire on January 21, 1994. As of January 7, 1994, approximately $1,354,000 were tendered.

     The Company believes that its current credit facility is adequate for its 1994 anticipated liquidity requirements.
However, from time to time the liquidity requirements may exceed the credit limit available under the facility. At such time, the Company may be required to request additional credit under the facility or seek other sources of financing. Alternative sources of financing could include debt, debt convertible into equity or equity. In addition, the Company may seek additional capital in the future to take advantage of growth opportunities and improve productivity. This could be in the form of debt, debt convertible into equity or equity.

     Inflation did not materially impact the Company in 1993, 1992 or 1991.

SELECTED FINANCIAL DATA

PART ONE OF SELECTED FINANCIAL DATA TABLE:
                                             1993          1992
Summary of Operations:
      (thousands of dollars)

Net sales                             $     180,114       151,990
Cost of sales                               127,020       113,509
Selling, general and
      administrative expenses                47,372        41,915
Factory conversion expense                    4,000             -
Operating income (loss)                       1,722        (3,434)
Other income (expense):
      Foreign currency gains (losses)          (151)        1,460
      Gains on asset sales                      320             9
      Provision for Generra bankruptcy            -        (6,146)
      Other, net                                 (3)         (149)
Interest expense, net                        (1,452)         (960)
Income (loss) before income taxes               436        (9,220)
Income tax provision (benefit)                  304           369
Net income (loss)                               132        (9,589)

Per Share Information:

Net income (loss)                              0.02         (1.52)
Book value per share based on shares
      outstanding at balance sheet dates       5.45          5.37
Shares outstanding                        7,971,625     7,266,642

Financial Position at Year-End:
      (thousands of dollars)

Current assets                        $      94,119        71,808
Property, plant and equipment, net           14,426        10,376
Other assets, non-current                    10,346        10,953
Total assets                                118,891        93,137
Current liabilities                          61,346        34,983
Long-term debt                                1,179         4,452
Other liabilities                             3,627         3,346
Deferred gain on sale of building             9,314        11,346
Shareholders' equity                         43,425        39,010
Total liabilities and
    shareholders' equity                    118,891        93,137
Current ratio                              1.5 to 1      2.1 to 1

PART TWO OF SELECTED FINANCIAL DATA TABLE:
                                              1991          1990
Summary of Operations:
      (thousands of dollars)

Net sales                             $     151,202       139,616
Cost of sales                               112,308       115,468
Selling, general and
      administrative expenses                41,687        41,494
Factory conversion expense                        -             -
Operating income (loss)                      (2,793)      (17,346)
Other income (expense):
      Foreign currency gains (losses)          (832)          851
      Gains on asset sales                      127         9,697
      Provision for Generra bankruptcy            -             -
      Other, net                               (559)        1,568
Interest expense, net                        (1,145)       (1,199)
Income (loss) before income taxes            (5,202)       (6,429)
Income tax provision (benefit)                  306           168
Net income (loss)                            (5,508)       (6,597)

Per Share Information:

Net income (loss)                             (0.93)        (1.06)
Book value per share based on shares
      outstanding at balance sheet dates       7.70          8.72
Shares outstanding                        5,957,789     5,950,568

Financial Position at Year-End:
      (thousands of dollars)

Current assets                        $      79,583        88,942
Property, plant and equipment, net           10,970        11,336
Other assets, non-current                    16,274        19,288
Total assets                                106,827       119,566
Current liabilities                          38,358        41,645
Long-term debt                                5,192         6,176
Other liabilities                             4,046         4,467
Deferred gain on sale of building            13,378        15,411
Shareholders' equity                         45,853        51,867
Total liabilities and
     shareholders' equity                   106,827       119,566
Current ratio                              2.1 to 1      2.1 to 1

PART THREE OF SELECTED FINANCIAL DATA TABLE:
                                        1989 *
Summary of Operations:
      (thousands of dollars)

Net sales                             $     239,047
Cost of sales                               183,428
Selling, general and
      administrative expenses                67,611
Factory conversion expense                        -
Operating income (loss)                     (11,992)
Other income (expense):
      Foreign currency gains (losses)          (775)
      Gains on asset sales                    2,419
      Provision for Generra bankruptcy            -
      Other, net                               (271)
Interest expense, net                        (4,618)
Income (loss) before income taxes           (15,237)
Income tax provision (benefit)               (1,546)
Net income (loss)                           (13,691)

Per Share Information:

Net income (loss)                             (2.19)
Book value per share based on shares
      outstanding at balance sheet dates       9.62
Shares outstanding                        6,261,354

Financial Position at Year-End:
      (thousands of dollars)

Current assets                        $      92,931
Property, plant and equipment, net           19,832
Other assets, non-current                    16,570
Total assets                                129,333
Current liabilities                          38,179
Long-term debt                               10,636
Other liabilities                             1,309
Deferred gain on sale of building            18,983
Shareholders' equity                         60,226
Total liabilities and
      shareholders' equity                  129,333
Current ratio                              2.4 to 1

*  Operations in the first seven months of 1989 include Generra
   Sportswear Company, Inc., a former subsidiary sold in 1989.