Form 10-K, Exhibit 13
period 1994-11-04
FARAH INC
filed 1995-01-31
CIK 34501

                                                                     EXHIBIT 13
FARAH INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended November 4, 1994, November 5, 1993 and November 6, 1992 (thousands of dollars except per share data)


                                                           1994               1993               1992
                                                      -------------       -----------        -----------
NET SALES                                             $     242,775           180,114            151,990
Cost of sales                                               172,300           127,020            113,509

       Gross profit                                          70,475            53,094             38,481

Selling, general and administrative expenses                 58,294            47,372             41,915
Factory conversion expenses                                       -             4,000                  -
                                                      -------------       -----------        -----------
       Operating income (loss)                               12,181             1,722             (3,434)

Other income (expense):
       Interest expense                                      (2,479)           (2,175)            (2,056)
       Interest income                                          723               723              1,096
       Foreign currency transaction gains (losses)              449              (151)             1,460
       Gain (loss) on sale of assets                             (6)              320                  9
       Provision for Generra bankruptcy                           -                 -             (6,146)
       Other, net                                               237                (3)              (149)
                                                      -------------       -----------        -----------
                                                             (1,076)           (1,286)            (5,786)
                                                      -------------       -----------        -----------

INCOME (LOSS) BEFORE INCOME TAXES                            11,105               436             (9,220)

PROVISION FOR INCOME TAXES                                      300               304                369
                                                      -------------       -----------        -----------

Net income (loss)                                     $      10,805               132             (9,589)
                                                      =============       ===========        ===========
Net income (loss) per share                           $        1.16              0.02              (1.52)
                                                      =============       ===========        ===========

Weighted average shares of common stock
     (all periods) and common stock equivalents
     (income periods only) outstanding                    9,321,761         7,781,193          6,308,392
                                                      =============       ===========        ===========



See accompanying notes to consolidated financial statements.

FARAH INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

NOVEMBER 4, 1994 AND NOVEMBER 5, 1993 (THOUSANDS OF DOLLARS)

                                                               1994          1993
                                                            ----------     ---------
ASSETS
Current assets:
     Cash                                                   $   2,372         2,007
     Trade receivables, net of allowance
         of $662 in 1994 and $805 in 1993                      36,931        32,458
     Inventories:
          Raw materials                                        11,625        10,628
          Work in process                                      16,949        15,706
          Finished goods                                       46,628        27,838
                                                            ---------      --------
                 Total inventories                             75,202        54,172
     Other current assets                                       9,414         6,688
                                                            ---------      --------
                 Total current assets                         123,919        95,325

Note receivable                                                 5,910         6,267
Property, plant and equipment, net                             22,872        13,220
Other non-current assets                                        5,350         4,079
                                                            ---------      --------
                                                            $ 158,051       118,891
                                                            =========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Short-term debt                                        $  18,184        25,680
     Current installments of long-term debt                       874         4,509
     Trade payables                                            22,306        20,324
     Accrued compensation                                       5,178         3,630
     Other current liabilities                                  9,993         7,203
                                                            ---------      --------
                  Total current liabilities                    56,535        61,346

Long-term debt, excluding current installments                  5,170         1,179
Other non-current liabilities                                   3,103         3,627
Commitments and Contingencies  (Note 8)


Deferred gain on sale of building                               7,282         9,314

Shareholders' equity:
     Common stock, no par value, $.01 stated
          value 1994, 20,000,000 shares authorized;
          issued 10,116,616 in 1994 and 8,007,900 in 1993      46,018        44,369
     Additional paid-in capital                                28,497            -
     Cumulative foreign currency
          translation adjustment                               (1,066)       (2,481)
     Minimum pension liability adjustment                      (1,880)       (2,050)
     Retained earnings                                         14,501         3,696
                                                            ---------      --------
                                                               86,070        43,534
     Less: Treasury stock, 36,275 shares in
           1994 and 1993, at cost                                 109           109
                                                            ---------      --------
                 Total shareholders' equity                    85,961        43,425
                                                            ---------      --------
                                                            $ 158,051       118,891
                                                            =========      ========

See accompanying notes to consolidated financial statements.

FARAH INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years Ended November 4, 1994, November 5, 1993 and November 6, 1992

(thousands of dollars except share data)                                                           Cumulative
                                                                                                     Foreign        Minimum
                                                             Common Stock            Additional     Currency        Pension
                                                    -----------------------------     Paid-in      Translation     Liability
                                                       Shares          Amount         Capital      Adjustment     Adjustment
                                                    ------------   --------------   -----------   ------------   ------------
BALANCE, OCTOBER 31, 1991                             6,862,192    $      27,448    $   24,327    $       717    $        -
     Net loss                                                -                -             -              -              -
     Foreign currency translation
         adjustment                                          -                -             -          (1,768)            -
     Minimum pension liability adjustment                    -                -             -                -          (524)
     Transfer of cumulative translation
         adjustment to currency
         transaction gain on closure
         of foreign subsidiary                               -                -             -            (841)            -
     Exercise of stock options
         and other                                      109,725              440            15             -              -
     Sale of common stock                               950,000            3,800        (4,077)            -              -
                                                     ----------    --------------   ----------    -----------    -----------

BALANCE, NOVEMBER 6, 1992                             7,921,917           31,688        20,265         (1,892)          (524)
     Net income                                              -                 -             -              -             -
     Foreign currency translation
          adjustment                                         -                 -             -           (589)            -
     Minimum pension liabiliity adjustment                   -                 -             -              -         (1,526)
     Exercise of stock options
          and other                                      85,983              509            24              -             -
     Sale of treasury shares                                 -                 -        (8,117)             -             -
     Reclassification upon change
          to no par common stock                             -            12,172       (12,172)             -             -
                                                     ----------    --------------   ----------    -----------    -----------

BALANCE, NOVEMBER 5, 1993                             8,007,900           44,369            0          (2,481)        (2,050)
     Net income                                              -                -             -              -              -
     Foreign currency translation
         adjustment                                          -                -             -           1,415             -
     Minimum pension liability
          adjustment                                         -                -             -              -             170
     Exercise of stock options and other                318,716            1,631           532             -              -
     Sale of common stock                             1,790,000               18        27,172             -              -
     Tax effect of employee gains
          on exercise of stock options                       -                -            793             -              -
                                                     ----------    -------------    ----------    -----------    -----------

BALANCE, NOVEMBER 4, 1994                            10,116,616    $      46,018    $   28,497    $    (1,066)   $    (1,880)
                                                     ==========    =============    ==========    ===========    ===========


(thousands of dollars except share data)


                                                        Retained             Treasury Stock
                                                        Earnings         Shares          Amount
                                                     ------------   ---------------   ------------
BALANCE, OCTOBER 31, 1991                            $    13,153           904,403    $    19,792
     Net loss                                             (9,589)               -              -
     Foreign currency translation
         adjustment                                           -                 -              -
     Minimum pension liability adjustment                     -                 -              -
     Transfer of cumulative translation
         adjustment to currency
         transaction gain on closure
         of foreign subsidiary                                -                 -              -
     Exercise of stock options
         and other                                            -                872              6
     Sale of common stock                                     -           (250,000)        (5,707)
                                                     -----------            ------    -----------

BALANCE, NOVEMBER 6, 1992                                  3,564           655,275         14,091
     Net income                                              132                 -              -
     Foreign currency translation
          adjustment                                          -                  -              -
     Minimum pension liabiliity adjustment                    -                  -              -
     Exercise of stock options
          and other                                           -                  -              -
     Sale of treasury shares                                  -           (619,000)       (13,982)
     Reclassification upon change
          to no par common stock                              -                  -              -
                                                     -----------            ------    -----------

BALANCE, NOVEMBER 5, 1993                                  3,696            36,275            109
     Net income                                           10,805                 -              -
     Foreign currency translation
         adjustment                                           -                  -              -
     Minimum pension liability
          adjustment                                          -                  -              -
     Exercise of stock options and other                      -                  -              -
     Sale of common stock                                     -                  -              -
     Tax effect of employee gains
          on exercise of stock options                        -                  -              -
                                                     -----------            ------    -----------

Balance, November 4, 1994                            $    14,501            36,275    $       109
                                                     ===========            ======    ===========




See accompanying notes to consolidated financial statements.

FARAH INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED NOVEMBER 4, 1994, NOVEMBER 5, 1993 AND NOVEMBER 6, 1992
(THOUSANDS OF DOLLARS)
                                                                                    1994             1993               1992
                                                                               --------------    -------------     -------------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:
     Net income (loss)                                                         $      10,805              132           (9,589)
     Adjustments to reconcile net income (loss) to net cash
        from (used in) operating activities:
           Depreciation and amortization                                               2,966            2,686            2,446
           Amortization of deferred gain
                on building sale                                                      (2,032)          (2,032)          (2,032)
           Deferred income taxes                                                      (2,322)               -
           Gain on sale of assets                                                          6             (320)              (9)
           Provision for Generra bankruptcy                                                -                -            6,146

     Decrease (increase) in:
           Trade receivables, net                                                     (4,473)          (7,258)           2,593
           Inventories                                                               (21,030)         (13,883)           4,406
           Other current assets                                                       (1,840)            (797)            (165)
     Increase (decrease) in:
           Trade payables                                                              1,982            5,736            2,131
           Other                                                                       5,158             (294)          (1,117)
                                                                               -------------     ------------      -----------
                 Net cash from (used in) operating activities                        (10,780)         (16,030)           4,810
                                                                               -------------     ------------      -----------

CASH FLOWS USED IN INVESTING ACTIVITIES:
     Purchases of property, plant and equipment                                       (8,822)          (5,951)          (1,457)
     Proceeds from disposition of property, plant
           and equipment                                                                  36              436              177
                                                                               -------------     ------------      -----------
                 Net cash used in investing activities                                (8,786)          (5,515)          (1,280)
                                                                               -------------     ------------      -----------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
     Net increase (decrease) in short-term debt                                       (7,791)          15,673           (5,202)
     Proceeds from issuance of long-term debt                                          1,058              604              373
     Repayment of long-term debt                                                      (3,650)            (487)          (1,530)
     Proceeds from sale of common stock                                               29,352            5,881            5,879
     Other                                                                              (453)             836             (804)
                                                                               -------------     ------------      -----------
                 Net cash from (used in) financing activities                         18,516           22,507           (1,284)
                                                                               -------------     ------------      -----------

Foreign currency translation adjustment                                                1,415             (589)          (2,609)
                                                                               -------------     ------------      -----------

Net increase (decrease) in cash                                                          365              373             (363)
CASH, BEGINNING OF YEAR                                                                2,007            1,634            1,997
                                                                               -------------     ------------      -----------
CASH, END OF YEAR                                                              $       2,372            2,007            1,634
                                                                               =============     ============      ===========

SUPPLEMENTAL CASH FLOW DISCLOSURES:
    Interest paid                                                              $       2,416            3,636            2,036
    Income taxes paid                                                                    457              878            1,043
    Assets acquired through direct financing
        loans or capital leases                                                        3,243              852               63
    Exchange of debentures                                                             1,673                -                -

See accompanying notes to consolidated financial statements.

FARAH INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 4, 1994, NOVEMBER 5, 1993 AND NOVEMBER 6, 1992


1.  Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of Farah Incorporated (the "Parent Company") and its subsidiaries (the "Company"). All significant intercompany transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the 1994 presentation. The Parent Company's assets consist of investments in and advances to subsidiaries. The Parent Company does not have any significant amount of separate debt, credit facilities or other liabilities, except for the 8.5% convertible subordinated debentures discussed in Note 3.

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

         Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized. The cost and accumulated depreciation of assets retired or otherwise disposed are removed from the accounts, and the resulting gains and losses are included in operations. Gains on assets sold and leased back are recognized over the initial lease term, net of any obligations required by the lease agreements. See Note 8 for further discussion.

INTANGIBLE ASSETS

         At November 4, 1994, and November 5, 1993, intangible assets were $1,550,000 and $1,610,000, respectively, and consisted primarily of goodwill and intangible pension assets. Intangible assets, excluding intangible pension assets, are amortized on a straight-line basis over their estimated useful lives ranging from 2 to 30 years. Amortization of all intangible assets approximated $260,000 in 1994, $200,000 in 1993 and $489,000 in 1992, including amortization of debt issuance costs of approximately $70,000, $58,000 and $361,000 in 1994, 1993 and 1992, respectively.

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

INCOME TAXES

         Effective November 6, 1993, the Company began accounting for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), which superseded Statement of Financial Accounting Standard No. 96, "Accounting for Income Taxes" ("SFAS 96"). Under both statements, deferred income taxes reflect the tax effect of temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. These deferred taxes are measured by applying currently enacted tax laws. Under SFAS 109, the effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Among other things, SFAS 109 differs from SFAS 96 in that it limits the restrictions of recognizing deferred tax assets and changes the criteria used to classify deferred taxes
between current or noncurrent.   The adoption of FAS 109 had an immaterial
effect on the consolidated financial statements (Note 6).

INCOME (LOSS) PER SHARE

         Income per share is based on the weighted average number of shares and common stock equivalents outstanding (9,321,761 in 1994 and 7,781,193 in 1993). Loss per share is based on the weighted average number of shares outstanding (6,308,392 in 1992). Stock options are included as common stock equivalents under the treasury stock method, where dilutive. Additional dilution from the 8.5% convertible subordinated debentures (Note 3), which are not common stock equivalents, is not material.

FISCAL REPORTING PERIOD

         The Company reports on a 52/53 week fiscal year, ending on the first Friday after November 1. The 1992 financial statements contained 53 weeks. This change was implemented in 1992 in an effort to conform the Company's accounting periods to that of many of its customers and to minimize heavy overtime and air freight resulting from calendar month-end deadlines that did not match customer deadlines. The change did not have a significant impact on results for 1992.

2.  Property, Plant and Equipment

PROPERTY, PLANT AND EQUIPMENT IS COMPRISED OF THE FOLLOWING:

                                                                                                 Thousands of dollars
                                                                          Estimated useful    --------------------------
                                                                            lives (years)         1994           1993
                                                                          ----------------    ------------    ----------
                           Factory machinery and equipment                       9-12          $   25,507        22,243
                           Buildings                                            20-50               3,552         3,375
                           Building improvements                                 3-20               4,448         4,196
                           Other fixtures and equipment                          3-20              12,706         9,135
                           Land                                                                       528           528
                           Construction in progress                                                 4,609           101
                                                                                               ----------        ------
                                  Total property, plant and equipment                              51,350        39,578
                           Less accumulated depreciation                                           28,478        26,358
                                                                                               ----------        ------
                                   Net property, plant and equipment                           $   22,872        13,220
                                                                                               ==========        ======

Depreciation expense approximated $2,706,000 in 1994, $2,486,000 in 1993 and $1,957,000 in 1992.

3.  Debt

SHORT-TERM DEBT

         As of November 4, 1994 the Company had one primary credit facility. The Company's credit facility prohibits the payment of dividends by the Company and, except for debt service of the Company's 8.5% convertible subordinated debentures, the credit facility restricts the subsidiaries from transferring substantially all net assets to the Parent Company through intercompany loans, advances or dividends.

         The credit facility provides up to $40,000,000 of credit through November 3, 1995 for the Company's United States and United Kingdom operations for either borrowings or letters of credit. Availability under the facility is limited by formulas derived from accounts receivable, inventory and fixed assets. The facility is secured by substantially all assets of Farah U.S.A., Farah U.K. and Value Slacks and is guaranteed by the parent company and each of Farah U.S.A.'s domestic affiliates. Such guarantees are secured by substantially all of the assets of the related affiliates. The interest rate is prime (7 3/4% at November 4, 1994) plus 1% for borrowings and 1/6% per month for letters of credit. An unused credit line fee of 1/2% per annum is charged on the unused portion of the line when borrowings decrease below $17,500,000. As of November 4, 1994 usage under the facility was $18,844,000 (including letters of credit of $1,000,000) and the excess credit line available was $21,156,000. The credit facility restricts indebtedness and requires the maintenance of minimum net worth (as defined), minimum working capital and maximum capital expenditures. There are also quarterly and annual pre-tax profit requirements for Farah U.S.A.

         The Company expects to meet its long-term liquidity requirements through its current credit facility or renewals thereof, a lease line of credit (Note 12) and through cash from operations. If the Company's growth continues or if additional property, plant and equipment is necessary, it may be necessary for the Company to seek alternative sources of financing, including debt, debt convertible into equity or equity. The Company believes that it has or will be able to obtain sufficient sources of long-term liquidity to meet its requirements.

The following table reflects short-term debt balances and interest rates in 1994, 1993, and 1992:

                                                                           Thousands of dollars
                                                                      ------------------------------
                                                                       1994         1993       1992
                                                                      -------      -------   -------
                           Average outstanding balance                $23,268      22,868     16,839
                           Maximum month-end
                                balance outstanding                    39,995      25,680     21,785
                           Weighted average interest rate:
                                During year                              9.0%        8.7%       9.7%
                                Year-end                                 8.7%        8.3%       9.0%

LONG-TERM DEBT

         Long-term debt at year-end is as follows:

                                                                                Thousands of dollars
                                                                           ------------------------------
                                                                               1994               1993
                                                                           -------------      -----------
                     8.5% convertible subordinated debentures                 $    1,663            -
                           due February 1, 2004

                     5% convertible subordinated debentures due
                           February 1, 1994                                            -        3,925

                     Secured note bearing interest at 8.4% fixed
                           for four years, then at prime plus 1%
                           through June 2004, due in monthly
                           installments                                            1,469            -


                     Various secured notes, bearing
                           interest at rates ranging from 7.25% to
                           8.01% and prime plus 1%, due in monthly
                           installments through August 1998                          395          435

                     Obligations under capital leases                              2,517        1,328
                                                                              ----------       ------
                           Total long-term debt                                    6,044        5,688
                           Less current installments                                 874        4,509
                                                                              ----------       ------
                               Net long-term debt                             $    5,170        1,179
                                                                              ==========       ======

         The 8.5% convertible subordinated debentures are convertible into the Company's common stock at $15.2375 per share.

As of November 4, 1994, long-term debt and capital lease obligations mature as follows:

                                                                                       Thousands of Dollars
                                                                                 --------------------------------
                                                                                  Long-term        Capital Lease
                                                                                    Debt            Obligations
                                                                                 ------------      --------------
                                                 1995                            $       356               727
                                                 1996                                    309               719
                                                 1997                                    178               644
                                                 1998                                    160               622
                                                 1999                                    152               283
                                                 2000 and beyond                       2,372                 -
                                                                                  ----------            ------
                                                                                       3,527             2,995
                                                 Less interest portion                     -               478
                                                                                  ----------            ------
                                                                                  $    3,527             2,517
                                                                                  ==========            ======


4.  Shareholders' Equity

         In the fourth quarter of 1992 and second quarter of 1993, the Company sold 1,200,000 and 619,000 shares, respectively, of its common stock to Marciano Investments, Inc. and affiliates ("Marciano"). Proceeds from the sales, net of expenses, were approximately $5,430,000 in 1992 and $5,958,000 in 1993. The shares acquired in these transactions, together with separately acquired shares, gave Marciano approximately 32% of the Company's total outstanding common stock as of November 5, 1993.

         In the second quarter of 1994 the Company completed an offering of
2,990,000 shares of its common stock at a price of $16.375 per share.   Of the
total shares offered, 1,790,000 shares were sold by the Company with the remaining 1,200,000 shares sold by Marciano. Net proceeds from the sale by the Company were approximately $27,200,000, of which substantially all were allocated to Additional Paid-in Capital. The remaining Marciano shares represent approximately 12% of the Company's outstanding shares at November 4, 1994 and give them certain rights with respect to the election of directors.

         In the second quarter of 1993 the Company's shareholders approved a change in the par value of the Company's common stock from $4.00 per share to no par value. As a result, the Company's additional paid-in-capital account was reclassified to the common stock account during the second quarter of 1993. In addition, during 1994 a resolution was adopted by the Company making the stated value of the Company's common stock $.01 per share. Proceeds in excess of the stated value for equity transactions are allocated to Additional Paid-in-Capital.

5.  Employee, Executive and Director Stock Options and Awards

         The Company has granted options to certain employees and directors pursuant to employee and non-employee director stock option plans to purchase the Company's common stock at amounts not less than the market price on the date of the grant.

         During 1994 and 1993, 104,000 and 80,000 shares, respectively, of the Company's common stock were awarded to certain officers and directors pursuant to the stock option and restricted stock plan. The awards vest over varying periods ending in 1998, of which 12,500 shares vested and were issued in 1993 and 46,169 vested and were issued in 1994. The Company is recognizing the expense related to these awards over the period of service called for by the vesting provision of the awards.

         The following table summarizes activity for such options and awards for the years ended November 4, 1994, November 5, 1993 and November 6, 1992:


                                                                  Shares           Options and Awards Outstanding
                                                                 Available        -----------------------------------
                                                                 For Grant          Shares           Price Per Share
                                                                 ---------        ----------         ---------------
                       BALANCE, OCTOBER 31, 1991                   185,590          677,981          $ 4.00 - 10.00
                             Granted                               (38,500)          38,500           6.625 - 6.875
                             Exercised                                   -         (109,725)            4.00 - 5.75
                             Cancelled or terminated                24,912          (24,912)           5.75 - 10.00
                                                                 ---------        ---------

                       BALANCE, NOVEMBER 6, 1992                   172,002          581,844            4.00 - 10.00
                            New shares authorized                   75,000                -
                            Granted                               (187,000)         187,000               0 - 10.00
                            Exercised                                    -          (85,983)              0 - 10.00
                            Cancelled or terminated                 42,500          (44,924)           6.00 - 10.00
                                                                 ---------        ---------

                       BALANCE, NOVEMBER 5, 1993                   102,502          637,937               0 - 10.00
                            New shares authorized                  350,000                -
                            Granted                               (296,500)         296,500               0- 21.375
                            Exercised                                    -         (330,121)           4.00 - 10.00
                                                                 ---------        ---------
                       BALANCE, NOVEMBER 4, 1994                   156,002          604,316            $ 0 - 21.375
                                                                 =========        =========
                            Options included above
                            expire as follows:
                                Five years after date of grant       2,625
                                Ten years after date of grant      476,360

                            Options exercisable at
                              November 4, 1994                     312,735



6.  Income Taxes

         Effective November 6, 1993, the Company adopted SFAS 109, of which the effect on operations was immaterial. Similar to SFAS 96, SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain other temporary differences.

         The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at November 4, 1994 and November 6, 1993, the effective date of adoption of SFAS 109, are as follows:

                                                                                        (Thousands of Dollars)
                                                                                -------------------------------------
                                                                                   November 4,          November 6,
                                                                                      1994                 1993
                                                                                ---------------       ---------------
                           Deferred Tax Assets:
                                U.S. Federal NOL carryforwards                     $      -               1,352
                                Foreign NOL carryforwards                               921               1,045
                                Deferred gain not recognized for book                 2,476               3,167
                                Foreign tax credit carryforwards                      1,740               1,710
                                Other accrued expenses and reserves                   2,076               1,840
                                Other deferred tax assets                               461                 732
                                                                                   --------             -------
                                         Total deferred tax assets                    7,674               9,846
                                                                                   --------             -------
                           Deferred Tax Liabilities:
                                Tax over book depreciation and
                                      amortization                                      913                 862
                                Other deferred tax liabilities                          331                 404
                                                                                   --------             -------
                                          Total deferred tax liabilities              1,244               1,266
                                                                                   --------             -------
                                Net deferred tax asset                                6,430               8,580
                                Valuation allowance                                  (4,108)             (8,580)
                                                                                   --------             -------
                                   Deferred income taxes, net                         2,322                   -
                                       Less current portion                            (886)                  -
                                                                                   --------             -------
                                       Long-term deferred income taxes, net        $  1,436                   -
                                                                                   ========             =======

         Pursuant to the requirements of SFAS No. 109, a valuation allowance must be provided when it is more likely than not that the deferred income tax asset will not be realized. The Company provided a valuation allowance against the entire November 6, 1993, net deferred income tax asset. The Company believes that, as of November 4, 1994, a sufficient history of earnings has been established to make realization of $2,322,000 of its deferred income tax asset more likely than not. The total decrease in the valuation allowance from November 6, 1993, to November 4, 1994, was $4,472,000. This amount was comprised of the following (in thousands):

Decrease in net deferred tax asset resulting from utilization of
     NOL carryforwards and changes in temporary differences                       $ (2,150)
Change in estimate of realization of deferred income tax asset                      (2,322)
                                                                                  --------
               Net change in valuation allowance                                  $ (4,472)
                                                                                  ========

Income (loss) before taxes and income taxes in 1994, 1993 and 1992 are shown below:

                                                                                       Thousands of Dollars
                                                                             ----------------------------------------
                                                                                1994            1993          1992
                                                                             ----------      ----------    ----------
                                 Income (Loss) Before
                                   Income Taxes
                                          Domestic operations                $   9,415         (1,682)      (11,489)
                                          Foreign operations                     1,690          2,118         2,269
                                                                             ---------         ------       -------
                                                Total Consolidated           $  11,105            436        (9,220)
                                                                             =========         ======       =======

                                 Income Tax Provision:
                                          Domestic operations
                                             Current                         $   2,194              -             -
                                             Deferred                           (2,322)             -             -
                                                                             ---------         ------       -------
                                                 Total Domestic                   (128)             -             -
                                                                             ---------         ------       -------
                                          Foreign Operations
                                             Current                               428            304           369
                                             Deferred                                -              -             -
                                                                             ---------         ------       -------
                                                 Total Foreign                     428            304           369
                                                                             ---------         ------       -------

                                                      Total Consolidated     $     300            304           369
                                                                             =========         ======       =======

         The effective tax rate differs from the statutory U.S. federal tax rate as summarized below:

                                                                                             Thousands of Dollars
                                                                                      -----------------------------------
                                                                                        1994          1993         1992
                                                                                      ---------     ---------   ---------
                     Expected income taxes at U.S. statutory rate                      $ 3,776          148      (3,135)
                        Effect of differing tax rates in foreign countries                 160           79          38
                        U.S. taxes on earnings of foreign subsidiaries                       -            -         232
                        Unrecognized deferred tax benefits                                   -            -       2,264
                        State income taxes                                                 240            -           -
                        U.S. taxes on dividends from foreign countries                     143        1,100       1,020
                        Recognition of previously unrecognized deferred                 (4,257)        (981)          -
                          tax benefits
                        Alternative minimum taxes                                          282            -           -
                        Other                                                              (44)         (42)         (50)
                                                                                       -------       ------       ------
                                        Income taxes, as reported                         $300          304          369
                                                                                       =======       ======       ======

         At November 4, 1994 the Company's foreign subsidiaries had net operating loss carryforwards of $921,000 available to offset future foreign taxable income. In addition, there were foreign tax credit carryforwards at November 4, 1994 available to offset limited classes of future U.S. taxable income of approximately $1,740,000, which expire beginning in 1996 through 1999.

         Certain of the Company's foreign subsidiaries had undistributed retained earnings of approximately $21,300,000 at November 4, 1994. No U.S. tax has been provided on the undistributed earnings because management intends to indefinitely reinvest such earnings in the foreign operations. The amount of the unrecognized deferred tax liability for these undistributed earnings is approximately $7,200,000 at November 4, 1994.

7.  Employee Benefit Plans

         The Company has two retirement plans. The first is a defined benefit plan which covers substantially all bargaining unit employees and retirees and the second is a defined contribution plan established pursuant to Section 401(k) of the Internal Revenue Code which covers certain non-union U.S. and Puerto Rican employees.

         Under the defined benefit plan the basic monthly pension payable to a participant upon normal retirement equals the product of the participant's deferred monthly retirement income amount times the number of years of credited service. Assets of the defined benefit plan are invested primarily in U.S. government obligations, corporate bonds and equity securities.

         Under the defined contribution plan, each participant may contribute from 1% to 15% of his/her compensation. The Company matches contributions up to 3% of the participant's compensation. In 1994, 1993 and 1992 the Company's contribution to the Plan was approximately $413,000, $334,000 and $311,000, respectively.

         The Company's policy is to fund accrued pension cost when such costs are deductible for tax purposes. Net periodic pension cost for the years ended November 4, 1994, November 5, 1993 and November 6, 1992 included the following components:

                                                                                        Thousands of dollars
                                                                           ------------------------------------------
                                                                              1994            1993            1992
                                                                           -----------     ----------      ----------
                     Service cost-benefits earned during the period         $   50              35              39
                     Interest cost on projected benefit obligation             528             511             494
                     Actual return on plan assets                             (286)           (381)            (71)
                     Net amortization and deferral                             (35)            (39)           (370)
                                                                            ------            ----            ----
                           Net periodic pension cost                        $  257             126              92
                                                                            ======            ====            ====

         The following table sets forth the funded status at November 4, 1994 and November 5, 1993 of the defined benefit plan:

                                                                                               Thousands of dollars
                                                                                          ------------------------------
                                                                                               1994              1993
                                                                                          -------------     ------------
                     ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATION:
                           Vested benefit obligation                                      $      (6,941)        (7,150)
                           Non-vested benefit obligation                                           (102)          (110)
                                                                                          -------------        -------
                           Accumulated benefit obligation                                 $      (7,043)        (7,260)
                                                                                          =============        =======
                     Projected benefit obligation                                         $      (7,043)        (7,260)
                     Plan assets at market value                                                  5,284          5,338
                                                                                          -------------        -------
                     Projected benefit obligation in excess of plan assets                       (1,759)        (1,922)
                     Unrecognized transition liability being recognized over
                         average future service of plan participants                                534            601
                     Unrecognized net loss from past experience different from
                         that assumed and effects of changes in assumptions                       1,880          2,050
                     Adjustment required to recognize minimum liability                          (2,414)        (2,651)
                                                                                          -------------        -------
                                 Accrued pension liability                                $      (1,759)        (1,922)
                                                                                          =============        =======


         In determining the benefit obligations and service cost of the Company's defined benefit plan, weighted average discount rates of 8.5% and 7.5% were used in 1994 and 1993, respectively. The expected long-term rate of return on plan assets was 9.5% in both years.

         In 1994, as required by Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," the Company adjusted its additional pension liability to $2,414,000 to reflect the excess of the accumulated benefits over the fair value of plan assets. The adjustment to the accrued pension liability, which had no effect on 1994 operations, is offset by an intangible asset of $534,000 and the minimum pension liability adjustment of $1,880,000 included in shareholders' equity.

         The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Post-retirement Benefits Other Than Pensions" which is required to be adopted in fiscal years beginning after December 15, 1992. The Company generally does not offer any post-retirement benefits other than those stated above; therefore, the effect of adopting this statement had no impact on the Company.

         In November, 1992, Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post Employment Benefits," was issued. Adoption is required for fiscal years beginning after December 15, 1993. The Company does not believe that the adoption of this statement will have a significant impact on the Company.

8.  Commitments & Contingencies

         During 1988 the Company consummated a sale and leaseback of its main El Paso, Texas manufacturing and office facility. A portion of the sale was paid by delivery of a $7,500,000 promissory note to the Company, secured by a second mortgage on the property. The balance of the note receivable at November 4, 1994 and November 5, 1993 was $6,193,000 and $6,450,000,
respectively. The promissory note bears interest at 9.25% with principal and interest payable in monthly installments through February 2007. In connection with the sale, the Company entered into a ten-year operating lease of the facility which is extendible for an additional ten years at the Company's option. The Company has pledged a $2,500,000 certificate of deposit as security for this lease. A deferred gain was recognized on the sale, of which $7,282,000 remains at November 4, 1994 to be recognized over the remaining years of the initial lease term.

         The Company and its subsidiaries occupy certain facilities and use certain equipment under operating leases which expire at various dates from fiscal 1995 to 2016. The following is a summary by year of the non-cancelable portion of future minimum lease payments under operating leases:

                                                                                Thousands of dollars
                                                                                ----------------------
                                                                                1995        $   7,976
                                                                                1996            7,272
                                                                                1997            6,992
                                                                                1998            4,256
                                                                                1999            1,578
                                                               Later years                        918
                                                                                            ---------
                                                            Lease payments*                 $  28,992
                                                                                            =========

*Minimum payments have not been reduced by minimum sub-lease rental income of $3,822,000 due in the future under non-cancelable sub-leases.

         During 1992 the Company entered into a 6 1/2 year operating sub-lease agreement for approximately one-half of its El Paso manufacturing facility. The following is a summary by year of the non-cancelable portion of future minimum rental income:

                                                                                 Thousands of dollars
                                                                                ----------------------
                                                                                 1995      $     1,028
                                                                                 1996            1,028
                                                                                 1997            1,028
                                                                                 1998              738
                                                                                           -----------
                                                                                Total      $     3,822
                                                                                           ===========

         Rental expense for all operating leases for 1994, 1993 and 1992 was $7,623,000, $6,860,000 and $6,837,000, respectively, (net of sub-lease income of approximately $881,000 in 1994 and 1993 and $575,000 in 1992).

         At November 4, 1994, the Company had commitments for capital expenditures of approximately $2,858,000.

         Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, consist primarily of trade accounts receivable. The Company's customers are not concentrated in any specific geographic region but are concentrated in the retail industry. In 1994 no one customer accounted for more than 10% of consolidated sales. In 1993 and 1992 one customer accounted for $22,407,000 (12.4%) and $21,721,000 (14.3%) of the Company's consolidated
sales, respectively.   The Company performs ongoing credit evaluations of its
customers' financial condition. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

         The Company is involved in certain legal proceedings in the normal course of business. Based on advice of legal counsel, management believes that the outcome of such litigation will not materially affect the Company's Consolidated financial position or results of operations.

9.  Fair Values of Financial Instruments

         Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" ("SFAS No. 107"), requires disclosure of the fair value of financial instruments.

         The following methods and assumptions were used by the Company in estimating the fair value disclosures for its financial instruments. For cash and the revolving credit facility, the carrying amounts reported in the Consolidated Balance Sheets approximate fair value. For the note receivable and other secured indebtedness, the interest rates approximate the current market rates, therefore the carrying amount approximates the fair value. The fair value of the Convertible Debentures was based upon quoted market prices at November 4, 1994 and November 5, 1993.

         The carrying amounts and fair values of the Company's financial instruments at November 4, 1994 and November 5, 1993, are as follows (in thousands):

                                                               November 4, 1994         November 5, 1993
                                                              --------------------     --------------------
                                                              Carrying       Fair      Carrying      Fair
                                                               Amount       Value       Amount       Value
                                                              --------     -------     --------     -------
                              Cash                             $  2,372       2,372       2,007       2,007
                              Note Receivable                     5,910       5,910       6,267       6,267
                              Revolving Credit Facility          18,844      18,844      27,246      27,246
                              Other secured indebtedness          1,864       1,864         435         435
                              Convertible Debentures              1,663       1,311       3,925       3,133

10.  Geographic Segment Information

         The Company is engaged in one business segment. This includes the design, manufacture, distribution and sale of men's, young men's and boys' apparel in the United States and certain foreign countries, principally in Europe and the South Pacific. The following tabulation presents information regarding geographic segments for the years ended 1994, 1993, and 1992. Transfers between the United States and foreign areas are recorded at normal selling prices. Operating profit is total revenue less operating expenses. In computing operating profit, general corporate expenses, interest expense and income taxes have been excluded.

                                                                                           Thousands of Dollars
                                                                                -----------------------------------------
                                                                                   1994            1993           1992
                                                                                -----------     ---------     -----------
                         NET SALES:
                              United States to unaffiliated customers           $    206,732      151,017        116,031
                              Transfers between areas                                    547          480            109
                                                                                ------------      -------        -------
                                     Total United States                             207,279      151,497        116,140
                              Europe                                                  24,119       20,069         26,140
                              South Pacific                                           11,924        9,028          9,819
                              Adjustments and eliminations                              (547)        (480)          (109)
                                                                                ------------      -------        -------
                                   Total                                        $    242,775      180,114        151,990
                                                                                ============      =======        =======
                         OPERATING PROFIT (LOSS):
                              United States                                     $     12,535        1,274         (9,494)
                              Europe                                                     754          602            671
                              South Pacific                                            1,418        1,565          2,097
                              Adjustments and eliminations                               (67)         (66)           (65)
                                                                                ------------      -------        -------
                                   Total                                        $     14,640        3,375         (6,791)

                         Net gain on sale of assets                                       (6)         323              9
                         General corporate expenses                                   (1,773)      (1,810)        (1,478)
                         Interest expense, net                                        (1,756)      (1,452)          (960)
                                                                                ------------      -------        -------
                               Income (loss) before income taxes                $     11,105          436         (9,220)
                                                                                ============      =======        =======
                         IDENTIFIABLE ASSETS:
                               United States                                    $    132,238       97,811         70,328
                               Europe                                                 16,342       11,813         12,997
                               Far East and the South Pacific                         13,011       11,842         11,400
                               Adjustments and eliminations                           (3,540)      (2,575)        (1,588)
                                                                                ------------      -------        -------
                                    Total                                       $    158,051      118,891         93,137
                                                                                ============      =======        =======

11.  Other Matters

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

Factory Conversion Expenses

         In response to the success of the Company's Savane casual product line, the Company embarked on a program to convert large portions of its Costa Rican and Mexican factories from dress to casual in the third quarter of 1993. Such conversion required the rearrangement, modification or re-engineering of certain existing equipment, as well as the installation of new equipment. Certain other costs were also incurred as a result of the conversion. These included testing and setup of equipment, retraining costs for employees, labor costs associated with local statutes, additional U.S. import duties on temporarily higher costs and additional costs resulting from customs and practices in the countries where the Company operates. Total costs associated with the factory conversion were approximately $4,000,000 and such amount is reported in the caption "Factory Conversion Expenses" in the Consolidated Statements of Operations.

12.  Subsequent Event

         Subsequent to fiscal year-end, the Company entered into a $10,000,000 lease line of credit which will be used to finance the purchase of laundry, finishing, sewing and cutting equipment in Mexico, Costa Rica and the United States. The line of credit is for five years bearing interest at LIBOR plus 3.125%. The line of credit contains certain quarterly and yearly financial covenants.

TO THE SHAREHOLDERS OF FARAH INCORPORATED:

         We have audited the accompanying consolidated balance sheets of Farah Incorporated (a Texas corporation) and subsidiaries as of November 4, 1994 and November 5, 1993 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years ended November 4, 1994, November 5, 1993 and November 6, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Farah Incorporated and subsidiaries as of November 4, 1994 and November 5, 1993 and the results of their operations and their cash flows for each of the years ended November 4, 1994, November 5, 1993 and November 6, 1992 in conformity with generally accepted accounting principles.





ARTHUR ANDERSEN LLP



Dallas, Texas
December 16, 1994

Quarterly unaudited information for fiscal 1994 compared to fiscal 1993 is as follows:

                                                                            Thousands of dollars except share data
                                                              ---------------------------------------------------------------------
                                                              First Quarter      Second Quarter    Third Quarter     Fourth Quarter
                                                              ------------       --------------    -------------     --------------
                     1994
                     Net sales                                 $   51,270             66,170            61,169             64,166
                     Gross profit                                  15,384             19,468            18,479             17,144
                     Net income                                     2,011              3,530             3,732              1,532
                     Net income per share                            0.25               0.41              0.37               0.15
                     Weighted average shares
                           of common stock and
                           common stock equivalents
                           outstanding                          8,204,472          8,704,973        10,191,141         10,189,305


                     1993
                     Net sales                                 $   35,316             41,748            43,773             59,277
                     Gross profit                                  10,640             12,017            11,509             18,928
                     Net income (loss)                                604              1,289            (5,179)             3,412
                     Net income (loss) per share                     0.08               0.17             (0.65)              0.42
                     Weighted average shares
                           of common stock and common
                           stock equivalents outstanding        7,318,463          7,742,098         7,939,768          8,124,443

- - In the second quarter of 1993, the Company sold 619,000 shares of its common stock (see Note 4 to the consolidated financial statements for more discussion).

- - In the second quarter of 1994, 1,790,000 shares were sold in a public offering by the Company (see Note 4 to the consolidated financial statements for more discussion).

- - For loss quarters, common stock equivalents are excluded from the "weighted average shares of common stock and common stock equivalents outstanding" line.

COMMON STOCK

         There were 10,117,534 shares of the Company's common stock, no par value outstanding as of January 13, 1995, owned of record by approximately 2,400 shareholders. Trading volume during fiscal 1994 averaged approximately 96,675 shares per day. The common stock is listed on the New York Stock Exchange which is its principal U.S. trading market (trading symbol: FRA). The Company terminated its listing on the Pacific Stock Exchange on June 26, 1991, but the stock continues to be traded on such exchange under the symbol FRA.
The following table sets forth the high and low sales prices for the common stock on the New York Stock Exchange for each quarterly period during the last two fiscal years.:

                                                                         1994                         1993
                                                               --------------------------    ----------------------
                                                                   High          Low           High         Low
                                                               ------------    ----------    ---------   ----------
                                            1st Quarter        $   14 3/4          8 3/4         9 7/8        5 1/2
                                            2nd Quarter            21 7/8         12 5/8        10 1/4        6 1/2
                                            3rd Quarter            18 1/2         13 3/4             8        6 1/8
                                            4th Quarter            16 1/8          8 1/4        10 7/8        6 7/8


         The closing sales price of the Company's common stock on the New York Stock Exchange as of January 13, 1995 was $8.375.

         As of November 4, 1994, there were $1,663,000 aggregate principal amount of the Company's 8.5% convertible subordinated debentures due February 1, 2004 outstanding, owned of record by 30 holders.

         The Company has not paid any dividends on its common stock since 1986. The Company's U.S. credit facility prohibits the payment of dividends by the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

         The following table sets forth, for the years indicated, certain financial data as percentages of net sales:

                                                                                            Fiscal Year Ended
                                                                               ------------------------------------------------
                                                                                  1994               1993              1992
                                                                               ----------        -----------        -----------
                                 Net sales:
                                       Farah U.S.A.                              78.8%              75.9%             67.1%
                                       Farah International                       14.9%              16.2%             23.7%
                                       Value Slacks                               6.3%               7.9%              9.2%
                                                                                ------             ------            ------
                                 Total net sales                                100.0%             100.0%            100.0%
                                 Cost of sales                                   71.0%              70.5%             74.7%
                                                                                ------             ------            ------

                                       Gross profit                              29.0%              29.5%             25.3%

                                 Selling, general and administrative
                                     expenses                                    24.0%              26.3%             27.6%
                                 Factory conversion expenses                         -               2.2%                 -
                                                                                ------             ------            ------

                                       Operating income (loss)                    5.0%               1.0%            (2.3%)

                                 Other income (expense), net                    (0.4%)             (0.7%)              0.2%
                                 Provision for Generra bankruptcy                    -                  -            (4.0%)
                                                                                ------             ------            ------

                                       Income (loss) before income taxes          4.6%               0.3%            (6.1%)

                                 Provision for income taxes                     (0.1%)             (0.2%)            (0.2%)
                                                                                ------             ------            ------
                                       Net income (loss)                          4.5%               0.1%            (6.3%)
                                                                                ======             ======            ======

1994 SALES COMPARED TO 1993

         Sales increased from $180,114,000 in 1993 to $242,775,000 in 1994, a
$62,661,000 increase (34.8%). The increase was led by a 40.0% increase at Farah U.S.A., whose sales increased from $136,767,000 in 1993 to $191,406,000 in 1994. Similarly, Farah International, comprised primarily of sales in the United Kingdom and Australia, reflected sales growth of 23.9%. Sales at Farah International, increased from $29,097,000 in 1993 to $36,043,000 in 1994. Value Slacks, the Company's factory outlet store division, also reported increases in sales from $14,250,000 in 1993 to $15,326,000 in 1994, a 7.6%
increase.

         Sales at Farah U.S.A. accounted for 79% of the Company's consolidated sales in 1994 compared to 76% in 1993. Unit sales increased by approximately 37%, while average unit selling prices increased by approximately 2%. The substantial growth in Farah U.S.A. sales is primarily the result of the market's continued acceptance of the Company's Savane brand of casual cotton no wrinkle pants. Overall, the Savane brand had 1994 sales of $114,395,000 compared to $60,387,000 in 1993, an 89% increase.
This growth is attributable to a number of factors, including the shift in consumer preferences toward a more casual lifestyle and the ease of care that no wrinkle products offer. In addition, the Company offered several innovative new fabric treatments in 1994 and expanded its Savane products to include a new line, Savane Friday Wear(R), which is designed as an upscale collection of casual wear, both of which contributed to sales increases. The Company also continued its national television advertising campaign which started in 1993 and which helped stimulate sales. Sales of Farah(R) and Farah Clothing Co.(R) branded product decreased from $52,949,000 in 1993 to $47,239,000 in 1994. Sales of these brands were primarily of dress product, although Farah branded sales trended more toward casual no wrinkles product in 1994. The sales decrease was caused by a shift from Farah to Savane by certain customers and by the continuing shift in consumer demand from dress to casual products. Sales of the Company's John Henry(R) product decreased slightly from $14,739,000 in 1993 to $14,381,000. The final significant component of Farah U.S.A.'s sales was its private label division where sales continued to increase. The Company expanded its business in this area because of its unique and innovative processes in fabric finishing. Sales in this division increased from $7,516,000 in 1993 to $15,391,000 in 1994, a 105% increase. As discussed above, Farah U.S.A.'s overall average unit selling price was 2% higher in 1994 than 1993. The increase in the average unit selling price was due to higher Savane sales, offset somewhat by a higher percentage of private label products which carry a lower selling price.

         Farah International accounted for 15% of the Company's consolidated sales in 1994 and 16% in 1993. While Farah International sales as a percent of consolidated sales declined by 1%, overall sales in Farah International increased 24% in 1994 compared to 1993. The Company's largest international subsidiary in 1994 was Farah U.K. with sales of $22,963,000 followed by Farah Australia and Farah New Zealand with combined sales of $11,924,000. Sales at Farah U.K. increased by $3,736,000 in 1994, a 19% increase. Unit sales increased by 14% while the average unit selling price increased by 5%. The increase in unit sales was largely due to the introduction of new Farah branded product, higher private label sales and the introduction of the Savane brand into the U.K. market. The average unit selling price in British Pound Sterling increased by 4%, while the average unit selling price in equivalent U.S. Dollar increased by 5% due to the weakening of the U.S. Dollar. Sales at Farah Australia and Farah New Zealand increased by $2,896,000 primarily due to higher sales of the Savane no wrinkles product and private label business. In addition, the U.S. Dollar weakened by 6% compared to the Australian Dollar in 1994 which contributed to the higher average unit selling price in U.S. Dollar terms. Unit sales at Farah Australia and New Zealand increased by 21% due to increased market penetration.

         Value Slacks accounted for 6% of the Company's consolidated sales in 1994 and 8% in 1993. Value Slacks sales increased 8% in 1994 compared to 1993. As of the end of fiscal 1994, Value Slacks operated 26 U.S. stores and 7 Puerto Rican stores compared to 20 U.S. stores and 11 Puerto Rican stores at the end of fiscal 1993. Sales in Value Slacks U.S. stores increased by 28% in 1994
while Puerto Rican store sales decreased by 23%.   Overall, the average unit
selling price decreased by 7% in 1994 and unit sales increased by 15%. The sales price decrease was due primarily to the change in product mix in the U.S. stores and, to a lesser extent, to more promotional activity in older locations precipitated by growth in competition. The unit increase came from the U.S. stores due to more stores in 1994 compared to last year. At the same time, unit sales at the Puerto Rican stores were down due to fewer stores operating and the general economic conditions that were less favorable to the Value Slacks business.

         The Company expects that consolidated sales will grow in 1995 at a lesser rate than in 1994. The expected increase in sales is anticipated to result primarily from the expansion of the Company's private label business. Growth in the Company's Savane and other branded business will be contingent upon a number of factors, including competition in the no wrinkles casual pant market, consumer demand for apparel products and the ability of the Company's shirt licensee to deliver an adequate quantity of shirts to support the Company's effort to market Savane products as a "collection" of pants and shirts. There can be no assurances that the Company's sales growth will continue in the future.

1993 SALES COMPARED TO 1992

         Sales increased from $151,990,000 in 1992 to $180,114,000 in 1993, a
$28,124,000 increase (18.5%). Leading the increase was a 34.1% increase at Farah U.S.A., which reported sales of $136,767,000 in 1993 compared to sales of $101,981,000 in 1992. Sales at Farah International declined from $35,959,000 in 1992 to $29,097,000 in 1993, a 19.1% decrease. Sales at Value Slacks increased from $14,050,000 in 1992 to $14,250,000 in 1993, a 1.4% increase.

         Farah U.S.A. accounted for 76% of the Company's consolidated sales in 1993 compared to 67% in 1992. Leading the increase in sales at Farah U.S.A. was the Savane brand. Savane, which sold primarily in the men's market in 1993 and 1992, had sales of $60,387,000 in 1993 compared to $17,230,000 in 1992, a
250% increase. Sales of Farah and Farah Clothing Co. branded product decreased from $64,239,000 in 1992 to $52,949,000 in 1993. The Company's John Henry
product sales also decreased from $18,300,000 in 1992 to $14,739,000 in 1993. The increase in Savane sales and decrease in sales of the other Farah brands reflected the shift in consumer preference from dress product to casual product and the recognition of the no wrinkles design of the Savane products. Sales of the Company's private label division increased from $1,104,000 in 1992 to $7,516,000 in 1993. 1993 was the first full year of sales in the private label division. Overall, Farah U.S.A. unit sales prices were comparable between years, with higher prices from Savane sales being offset by lower private label unit sales prices.

         Farah International accounted for 16% of the Company's consolidated sales in 1993 and 24% in 1992. Overall there was an 11% decline in unit sales and a 9% decline in sales prices. Farah U.K. reported sales of $19,227,000, followed by Farah Australia and Farah New Zealand with combined sales of $9,028,000. Sales at Farah U.K. decreased by $6,276,000 in 1993, a 25%
decrease. Unit sales decreased by 15% while unit prices declined by 12%. The decrease in unit sales was due to softness in the U.K. economy which resulted in lower sales of certain seasonal product and lower closeout sales in 1993 compared to 1992. While unit sales prices in British Pound Sterling increased by 1%, sales prices in equivalent U.S. dollars decreased due to the strengthening of the U.S. Dollar compared to the British Pound Sterling. Sales at Farah Australia and Farah New Zealand decreased by $302,000, primarily due to unit sales price reductions resulting from lower import duties that were passed on to customers and the strengthening of the U.S. Dollar by over 9% compared to the Australian Dollar in 1993. Unit sales at Farah Australia and New Zealand increased by 7% due to more market penetration in New Zealand where unit sales increased 52%.

         Value Slacks accounted for 8% of the Company's consolidated sales in 1993 and 9% in 1992. As of the end of fiscal 1993, Value Slacks operated 20 U.S. stores and 11 Puerto Rican stores compared to 14 U.S. stores and 15 Puerto Rican stores at the end of fiscal 1992. Overall unit sales prices increased by 10% in 1993 and unit sales decreased by 8%. The unit sales price increase was due to the opening of more U.S. stores where the mix of product sold included more first quality merchandise and higher sales of the Savane product in 1993. The unit decrease occurred in the Puerto Rican stores where there were fewer stores operating and the general economic conditions were less favorable to the Value Slacks business.

1994 GROSS PROFIT COMPARED TO 1993

         Gross profit as a percent of sales was 29.0% in 1994 compared to 29.5% in 1993. Gross profit in 1994 was 26% at Farah U.S.A., 35% at Farah International and 48% at Value Slacks, compared to 1993 gross profit of 27% at Farah U.S.A., 37% at Farah International and 42% at Value Slacks.

         A number of factors occurred during fiscal 1994 having both a positive and negative impact on Farah U.S.A. gross profit margins which resulted in 1994 gross profit as a percent of sales being slightly lower compared to 1993. Contributing to an increase in the gross profit margin is the 89% growth in sales of Savane branded products in 1994 discussed above. Savane generally carries a higher gross profit percent than other Farah brands. The Company also continued to reconfigure its plants to more efficiently sew the Savane product. In addition, production levels increased over 1993 because of the significant increase in unit sales in 1994, thus utilizing the Company's factories at near capacity levels and increasing gross profit margins. Gross profits were also improved by the enactment of the North American Free Trade Agreement (NAFTA) which went into effect in January 1994 and had the effect of
reduced import duties on products produced in Mexico.   The increase in the
gross profit percent was offset by an increase in the use of outside contractors which are generally more costly and an increase in lower gross margin private label sales.

         The decrease in gross profit percent at Farah International was largely due to lower manufacturing efficiencies in the Company's Irish plants during the second half of fiscal 1994. The lower efficiencies were due to start up costs associated with hiring a substantial number of new production employees. In addition, there were more units sold at lower than standard selling prices in Farah U.K.

         The increase in gross profit percent at Value Slacks was primarily due to the shift in stores located in the United States in 1994. The gross profit percent in the U.S. stores was 52% in 1994 compared to 46% in 1993, and the gross profit percent in the Puerto Rican stores was 39% in 1994 and 35% in 1993. The increase in both instances was due to fewer markdowns and higher Savane sales. In addition, during 1994 Value Slacks implemented a new computerized point of sale system which enabled management to more effectively monitor and utilize inventories which helped increase the gross profit percent.

         The Company expects consolidated gross profit margins to decrease in 1995. The Company believes that sales of its Savane branded products will have a modest increase in 1995; however, because of a substantial increase in competition in no wrinkles casual wear, the Company anticipates there will be greater pressures to control prices on certain products. In addition, the Company also expects substantial growth in the private label division which generally carries lower profit margins. Plans are also underway to expand the Company's production capacities by opening a new cutting facility in El Paso and opening new laundry and pressing facilities in Mexico and Costa Rica.
Start up costs associated with these new facilities will lower the gross profit percentage for the first three quarters of 1995. NAFTA will continue to have a favorable impact through lower import duties, the recent devaluation of the Mexican Peso which will also have a favorable impact on costs when translated to U.S. Dollars. The Company believes that such benefit will be offset in part by increased labor and other costs in Mexico. Most of the Company's Mexican net assets are denominated in U.S. Dollars and therefore balance sheet exposure to currency fluctuations is minimized. Finally, the Company is entering 1995 with higher finished goods inventory levels than it traditionally has had.
This may cause lower production levels in the early part of 1995 resulting in higher costs per unit. The Company anticipates that the lower gross profit margins at Farah U.S.A. will have an adverse effect on net income for 1995, particularly for the first half of the year.

1993 GROSS PROFIT COMPARED TO 1992

         Gross profit as a percent of sales was 29.5% in 1993 compared to 25.3%
in 1992.   Gross profit in 1993 was 27% at Farah U.S.A., 37% at Farah
International and 42% at Value Slacks, compared to 1992 gross profit of 20% at Farah U.S.A., 35% at Farah International and 37% at Value Slacks.

         The improvement in gross profit as a percent of sales at Farah U.S.A was primarily due to higher sales of Savane product which carried a higher gross profit percent than other Farah brands. In addition, Farah U.S.A. more fully utilized its factories in 1993 than it did in 1992. In 1992, production levels were increased in the first part of the year to meet projected sales levels of dress products. While sales did increase in the first half of 1992, they did not reach the expected levels due to lower sales of dress product at retail. As a result, production was reduced in the second and third quarters to levels below plan. This resulted in decreased plant efficiencies and lower gross profit percents in 1992. With the large shift in sales from dress product to casual product in 1993, Farah U.S.A. was able to better utilize its factories. However, since its factories were configured primarily for dress production, it was necessary late in the second quarter of 1993 to begin converting large portions of Costa Rican and Mexican factories from dress to casual. The impact of such conversion resulted in approximately $4,000,000 of "factory conversion expenses." In addition, Farah U.S.A. incurred certain other additional costs resulting in plant inefficiencies both before and during the conversion process which had an adverse effect on 1993 gross profit percents.

         The improvement in gross profit percent in 1993 compared to 1992 at Farah International was due to lower closeout sales at Farah U.K., as well as lower markdowns in general at Farah U.K. In addition, the Company was able to more fully utilize its Irish factories in 1993 which also contributed to the improvement.

         Similar to 1994, the increase in gross profit percent at Value Slacks in 1993 compared to 1992 was primarily due to favorable results at its U.S. stores. The gross profit percent in the U.S. was 46% in 1993 compared to 40% in 1992, and the gross profit percent in the Puerto Rican stores was 35% in
1993 and 34% in 1992.    The increase in both instances was due to fewer
markdowns and higher Savane sales.

1994 SELLING, GENERAL & ADMINISTRATIVE EXPENSES COMPARED TO 1993

         Selling, General and Administrative expenses ("SG&A") as a percent of sales was 24.0% in 1994 compared to 26.3% in 1993. SG&A was 21% of sales at Farah U.S.A. compared to 23% in 1993, 32% at Farah International compared to 33% in 1993 and 50% at Value Slacks compared to 45% in 1993.

         The decrease in SG&A as a percent of sales at Farah U.S.A. was mainly attributable to a revised compensation structure for salesmen and fixed costs that did not increase in relation to increased sales levels. The Company continued its national television advertising campaign initiated in 1993; however, as a percent of sales, advertising decreased in 1994 even though advertising expenses increased by over $2,900,000 compared to 1993. Finally, SG&A associated with private label sales is lower than SG&A associated with branded sales and this also had the effect of reducing overall SG&A as a percent of sales.

         The decrease in SG&A as a percent of sales at Farah International occurred due to the substantial increase in sales with little change in its general and administrative expenses. This reduction was partially offset by an increase in advertising expenses in the U.K.

         The increase in SG&A as a percent of sales at Value Slacks resulted from higher expenses associated with the closure of certain Puerto Rico stores and higher advertising, salaries and wages, and certain other operating costs that did not increase in proportion to the increase in sales.

1993 SELLING, GENERAL & ADMINISTRATIVE EXPENSES COMPARED TO 1992

         SG&A as a percent of sales was 26.3% in 1993 compared to 27.6% in 1992. SG&A was 23% of sales at Farah U.S.A. compared to 22% in 1992, 33% at Farah International compared to 35% in 1992 and 45% at Value Slacks compared to 48% in 1992.

         The increase in SG&A as percent of sales at Farah U.S.A. was primarily due to increased advertising in 1993 with the introduction of a national television advertising campaign for Father's Day 1993 to promote its Savane products. Advertising costs increased approximately $4,600,000 at Farah U.S.A. in 1993 compared to 1992, or an additional 2.0% of Farah U.S.A. sales. Partially offsetting this higher expense were certain fixed costs which did not increase in proportion to the increase in sales.

         The decrease in SG&A as a percent of sales at Farah International occurred at Farah U.K. where the number of retail outlets maintained in customers' stores decreased. In addition, certain other cost cutting measures at Farah U.K. reduced its SG&A percent.

         SG&A at Value Slacks as a percent of sales was lower in 1993 compared to 1992. The higher percentage in 1992 resulted from higher costs associated with the closure of certain Puerto Rican stores and higher occupancy, advertising and labor costs as a percent of sales in the Puerto Rican stores.

OTHER INCOME (EXPENSE)

         The following table illustrates the changes in interest expense, net of interest income, over the past three fiscal years:

                                                    1994           1993             1992
                                                    ----           ----             ----
         Interest expense, net (000s)             $  1,756         1,452              960
         Interest expense, net,
              as a % of sales                          .7%           .8%              .6%
         Average debt (000s)                      $ 26,689        23,394           21,283
         Average interest rate                        9.0%          8.7%             9.7%

         The decrease in interest expense as a percent of sales in 1994 was due to lower borrowings as a result of funds generated through the sale of common stock and other sources of funds discussed further below. This was partially offset by higher inventory levels also discussed below. The increase in net interest expense as a percent of sales in 1993 was due to higher borrowings as a result of higher receivable and inventory levels in support of the sales growth of Savane.

         Foreign currency transaction gains (losses) were $449,000, ($151,000) and $1,460,000 in 1994, 1993 and 1992, respectively. Foreign currency transaction gains (losses) related primarily to the strength of the U.S. Dollar compared to the British Pound Sterling. Included in 1992 is an $841,000 currency gain which was recognized upon the closure of one of the Company's foreign subsidiaries.

         Excluding net interest expense and foreign currency transaction gains (losses), there was $231,000 and $317,000 of other income in 1994 and 1993, respectively, and $6,286,000 of other expense in 1992. Included in 1992 was a provision of $6,146,000 related to the bankruptcy of Generra Sportswear Company, Inc., a former subsidiary of the Company. Generra filed for protection under Chapter 11 of the federal bankruptcy laws during the second half of 1992. In conjunction with the 1989 sale of Generra, the Company retained a 5% ownership interest in Generra and obtained a $5,000,000 note receivable.

LIQUIDITY AND CAPITAL RESOURCES

         Key statistics demonstrating financial condition of the Company are as follows:

                                                               Thousands of dollars
                                                               ---------------------
                                                               1994              1993
                                                               ----              ----
         Working capital                                     $67,384            $32,773
         Total debt                                           24,228             31,368
         Long-term debt                                        5,170              1,179
         Shareholders' equity                                 85,961             43,425
         Current ratio                                         2.2:1              1.5:1
         Long-term debt-to-equity                              .06:1              .03:1
         Total debt-to-equity                                  .28:1              .72:1
         Days sales in accounts receivable                        51                 48
         Inventory turnover                                      2.7                2.7

         The improvement in the Company's liquidity demonstrated by the above statistics was due to improvements in cash flows generated from operating activities and the sale of 1,790,000 shares of the Company's common stock in April 1994 with corresponding net proceeds of approximately $27,200,000. These were partially offset by increases in inventories and accounts receivable, purchases of property, plant and equipment of $8,822,000 and the repayment of short-term debt of $7,791,000.

         While working capital increased by $34,611,000 certain components of working capital required cash in 1994. These included trade receivables which increased by $4,473,000 due to the increase in sales. Inventories increased by $21,030,000 with the majority of the increase occurring at Farah U.S.A. where sales increased by 40% in 1994. Higher inventory levels were in support of such higher sales. Accounts payable and accrued expenses increased by $6,320,000 as a result of higher raw material inventories and other higher miscellaneous accrued expenses.

         The Company's primary Credit Agreement, which expires November 3, 1995, provides up to $40,000,000 of credit. Farah U.S.A., Value Slacks and Farah U.K. are parties to the Credit Agreement. Availability under the Agreement is limited by formulas derived from accounts receivable, inventory and fixed assets. The Credit Agreement is secured by substantially all of the Company's assets, except for certain fixed assets, and is guaranteed by Farah Incorporated and each of Farah U.S.A.'s domestic affiliates. As of November 4, 1994, usage under the Credit Agreement was $18,844,000 and available credit was $21,156,000. The maximum credit available to Farah U.K. is $2,500,000 and the maximum credit that may be used related to inventory is $25,000,000 in the U.S.
and $1,750,000 in the U.K.   In months where receivables are the lowest and
inventories are the highest, availability of credit under the Agreement is the lowest. Typically, the months for lowest credit availability are January, February, July and August.

         There are three financial covenants for both Farah Incorporated consolidated and Farah U.S.A. in the Credit Agreement: minimum working capital, minimum tangible net worth and maximum capital spending. Furthermore, there is a quarterly and annual minimum profitability covenant for Farah U.S.A. As of November 4, 1994 the Company was in compliance with all of these covenants.
The Agreement also prohibits the payment of dividends and, except to service its convertible subordinated debentures, it restricts the subsidiaries from transferring substantially all their net assets to the Parent Company, Farah Incorporated, through intercompany loans, advances or dividends. See Note 3 to the Consolidated Financial Statements for further discussion.

         Subsequent to fiscal year-end, the Company entered into a $10,000,000 lease line of credit which will be used to finance the purchase of laundry, finishing, sewing and cutting equipment in Mexico, Costa Rica and the United States. The line of credit is for five years bearing interest at LIBOR plus 3.125%. The line of credit contains certain quarterly and yearly financial covenants. The Company believes that its borrowing availability from its Credit Agreement, its cash from operations and liquidity which will be provided from the lease line of credit will be adequate for fiscal 1995 anticipated liquidity requirements. In addition, the Company believes that it will be able to renew or replace the Credit Agreement when it expires in November 1995 with other financing on similar terms, although the Company has not obtained any commitment for such financing. In fiscal 1995, major liquidity requirements will be the financing of anticipated growth and capital expenditures.

         The Company expects to meet its long-term liquidity requirements through its previously discussed Credit Agreement or renewals thereof and through cash from operations. If the Company's growth continues or if additional property, plant and equipment is necessary, it may be necessary for the Company to seek alternative sources of financing, including debt, debt convertible into equity or equity. The Company believes that it has or will be able to obtain sufficient sources of long term liquidity to meet its requirements.

         Capital expenditures for fiscal years 1994, 1993 and 1992 were $12,065,000, $6,800,000 and $1,500,000, respectively. As of November 4, 1994 material commitments for capital expenditures were approximately $2,858,000 and are expected to be financed primarily by the lease line of credit discussed above. The Company expects that capital expenditures in fiscal 1995 will not exceed $15,000,000 and will be primarily for factory machinery and information equipment and related software. The Company is in the process of adding three new manufacturing facilities which will become operational in the second and third quarters of fiscal

1995. These will be financed primarily by the lease line of credit discussed above, together with cash generated from operations and borrowing availability from the Company's Credit Agreement.

         Most of Farah U.S.A.'s major fabric suppliers provide 60-day terms, subject to certain limits. During fiscal 1994, the maximum outstanding balance at any month-end under these credit terms was $10,375,000.

 Inflation did not materially impact the Company in fiscal 1994, 1993 or 1992.

SELECTED FINANCIAL DATA



                                                  1994             1993        1992        1991           1990
                                               -----------     -----------  ----------  ----------     ----------
SUMMARY OF OPERATIONS:
    (thousands of dollars)

Net sales                                      $   242,775         180,114     151,990     151,202        139,616
Cost of sales                                      172,300         127,020     113,509     112,308        115,468
Selling, general and
    administrative expenses                         58,294          47,372      41,915      41,687         41,494
Factory conversion expenses                             -            4,000           -           -              -
Operating income (loss)                             12,181           1,722      (3,434)     (2,793)       (17,346)
Other income (expense):
    Foreign currency gains (losses)                    449            (151)      1,460        (832)           851
    Gains (losses) on asset sales                       (6)            320           9         127          9,697
    Provision for Generra bankruptcy                     -               -      (6,146)                         -
    Other, net                                         237              (3)       (149)       (559)         1,568
Interest expense, net                               (1,756)         (1,452)       (960)     (1,145)        (1,199)
Income (loss) before income taxes                   11,105             436      (9,220)     (5,202)        (6,429)
Income tax provision                                   300             304         369         306            168
Net income (loss)                                   10,805             132      (9,589)     (5,508)        (6,597)

PER SHARE INFORMATION:
Net income (loss)                              $      1.16            0.02       (1.52)      (0.93)         (1.06)
Book value per share based on shares
    outstanding at balance sheet dates         $      8.53            5.45        5.37        7.70           8.72
Shares outstanding                              10,080,341       7,971,625   7,266,642   5,957,789      5,950,568

FINANCIAL POSITION AT YEAR-END:
    (thousands of dollars)

Current assets                                 $   123,919          95,325      71,808      79,583         88,942
Property, plant and equipment, net                  22,872          13,220      10,376      10,970         11,336
Other assets, non-current                           11,260          10,346      10,953      16,274         19,288
Total assets                                       158,051         118,891      93,137     106,827        119,566
Current liabilities                                 56,535          61,346      34,983      38,358         41,645
Long-term debt                                       5,170           1,179       4,452       5,192          6,176
Other liabilities                                    3,103           3,627       3,346       4,046          4,467
Deferred gain on sale of building                    7,282           9,314      11,346      13,378         15,411
Shareholders' equity                                85,961          43,425      39,010      45,853         51,867
Total liabilities and shareholders' equity         158,051         118,891      93,137     106,827        119,566
Current ratio                                     2.2 to 1        1.5 to 1    2.1 to 1    2.1 to 1       2.1 to 1