Form 10-K, Exhibit 13
period 1995-11-03
FARAH INC
filed 1996-01-29
CIK 34501

EXHIBIT 13


FARAH INCORPORATED AND SUBSIDIARIES
Consolidated Statements of Operations

Years ended November 3, 1995,  November 4, 1994 and November 5, 1993
(Thousands of dollars except per share data)

                                                                  1995                   1994                 1993
                                                        ----------------------      ---------------       -------------
Net sales                                               $             240,797              242,775             180,114
Cost of sales                                                         185,822              172,300             127,020
                                                        ----------------------      ---------------       -------------

       Gross profit                                                    54,975               70,475              53,094

Selling, general and administrative expenses                           68,002               58,294              47,372
Factory conversion expenses                                                 -                    -               4,000
                                                        ----------------------      ---------------       -------------
       Operating income (loss)                                       (13,027)               12,181               1,722

Other income (expense):
       Interest expense                                               (4,627)              (2,479)             (2,175)
       Interest income                                                    901                  723                 723
       Foreign currency transaction gains (losses)                        512                  449               (151)
       Gain (loss) on sale of assets                                      756                  (6)                 320
       Other, net                                                         209                  237                 (3)
                                                        ----------------------      ---------------       -------------
                                                                      (2,249)              (1,076)             (1,286)
                                                        ----------------------      ---------------       -------------

Income (loss) before income taxes                                    (15,276)               11,105                 436

Income tax provision (benefit)                                        (2,335)                  300                 304
                                                        ----------------------      ---------------       -------------

Net income (loss)                                       $            (12,941)               10,805                 132
                                                        ======================      ===============       =============

Net income (loss) per share                             $              (1.28)                  1.16                 .02
                                                        ======================      ===============       =============

Weighted average shares of common stock
     (all periods) and common stock equivalents
     (income periods only) outstanding                             10,122,308           9,321,761            7,781,193
                                                        ======================      ===============       =============

See accompanying notes to consolidated financial statements.


FARAH INCORPORATED AND SUBSIDIARIES
Consolidated Balance Sheets

November 3, 1995 and November 4, 1994 (Thousands of dollars)

                                                                          1995             1994
                                                                    --------------      -----------
ASSETS
Current assets:
     Cash                                                           $       3,657            2,372
     Trade receivables, net of allowance
         of $720 in 1995 and $662 in 1994                                  39,824           36,931
     Inventories:
          Raw materials                                                    13,391           11,847
          Work in process                                                  14,429           16,949
          Finished goods                                                   44,943           46,628
                                                                    --------------      -----------
                 Total inventories                                         72,763           75,424
     Other current assets                                                  11,667            9,192
                                                                    --------------      -----------

                 Total current assets                                     127,911          123,919

Note receivable                                                             5,600            5,910
Property, plant and equipment, net                                         33,363           22,872
Other non-current assets                                                    6,953            5,350
                                                                    --------------      -----------
                                                                    $     173,827          158,051
                                                                    ==============      ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Short-term debt                                                $      44,779           18,184
     Current installments of long-term debt                                 2,407              874
     Trade payables                                                        17,644           22,306
     Accrued compensation                                                   3,900            5,178
     Other current liabilities                                             10,173            9,993
                                                                    --------------      -----------

                  Total current liabilities                                78,903           56,535

Long-term debt, excluding current installments                             12,568            5,170
Other non-current liabilities                                               3,136            3,103

Commitments and contingencies (Note 8)
Deferred gain on sale of building                                           5,250            7,282

Shareholders' equity:
     Common stock, no par value, $.01 stated
          value, 20,000,000 shares authorized; issued
          10,181,601 in 1995 and 10,116,616 in 1994                        46,024           46,018
     Additional paid-in capital                                            29,425           28,497
     Cumulative foreign currency
          translation adjustment                                          (1,295)          (1,066)
     Minimum pension liability adjustment                                 (1,635)          (1,880)
     Retained earnings                                                      1,560           14,501
                                                                    --------------      -----------
                                                                           74,079           86,070

     Less: Treasury stock, 36,275 shares, at cost                             109              109
                                                                    --------------      -----------
                 Total shareholders' equity                                73,970           85,961
                                                                    --------------      -----------
                                                                    $     173,827          158,051
                                                                    ==============      ===========

See accompanying notes to consolidated financial statements.

Part 1 of Shareholder Equity Table

FARAH INCORPORATED AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity

Years ended November 3, 1995, November 4, 1994 and November 5, 1993
(Thousands of dollars except share data)                                                  Cumulative
                                                                                           Foreign
                                                                        Additional         Currency
                                                Common Stock             Paid-in         Translation
                                   --------------------------------
                                      Shares             Amount          Capital          Adjustment
                                   --------------     -------------    ---------------   -------------
Balance, November 6, 1992              7,921,917      $     31,688      $    20,265        $  (1,892)
     Net income                                -                 -                -                 -
     Foreign currency translation
          adjustment                           -                 -                -             (589)
     Minimum pension liability
          adjustment                           -                 -                -                 -
     Exercise of stock options
          and other                       85,983               509               24                 -
     Sale of treasury stock                    -                 -          (8,117)                 -
     Reclassification upon change
          to no par common stock               -            12,172         (12,172)                 -
                                   --------------     -------------    -------------     -------------

Balance, November 5, 1993              8,007,900            44,369                -           (2,481)
     Net income                                -                 -                -                 -
     Foreign currency translation
         adjustment                            -                 -                -             1,415
     Minimum pension liability
         adjustment                            -                 -                -                 -
     Exercise of stock options
         and other                       318,716             1,631              532                 -
     Sale of common stock              1,790,000                18           27,172                 -
     Tax effect of employee gains
          on exercise of stock
          options                              -                 -              793                 -
                                   --------------     -------------    -------------     -------------

Balance, November 4, 1994             10,116,616            46,018           28,497           (1,066)
     Net loss                                  -                 -                -                 -
     Foreign currency translation
         adjustment                            -                 -                -             (229)
     Minimum pension liability
         adjustment                            -                 -                -                 -
     Exercise of stock options                                                                      -
          and other                       64,985                 6              928                 -
                                   --------------     -------------    -------------     -------------

Balance, November 3, 1995             10,181,601       $    46,024      $    29,425       $   (1,295)
                                   ==============     =============    =============     =============

Part 2 of Shareholders' Equity Table

FARAH INCORPORATED AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity

Years ended November 3, 1995,  November 4, 1994 and November 5, 1993
(Thousands of dollars except share data)

                                     Minimum
                                     Pension
                                    Liability        Retained                 Treasury Stock
                                                                   -----------------------------
                                   Adjustment        Earnings        Shares           Amount
                                   ------------    ------------    -----------     -------------
Balance, November 6, 1992            $   (524)       $   3,564        655,275       $    14,091

     Net income                              -             132              -                 -
     Foreign currency translation
          adjustment                         -               -              -                 -
     Minimum pension liability                               -              -                 -
          adjustment                   (1,526)               -              -                 -
     Exercise of stock options
          and other                          -               -              -                 -
     Sale of treasury stock                  -               -      (619,000)          (13,982)
     Reclassification upon change
          to no par common stock             -               -              -                 -
                                   ------------    ------------    -----------     -------------

Balance, November 5, 1993              (2,050)           3,696         36,275               109
     Net income                              -          10,805              -                 -
     Foreign currency translation
         adjustment                          -               -              -                 -
     Minimum pension liability
         adjustment                        170               -              -                 -
     Exercise of stock options
         and other                           -               -              -                 -
     Sale of common stock                    -               -              -                 -
     Tax effect of employee gains
          on exercise of stock options       -               -              -                 -
                                   ------------    ------------    -----------     -------------

Balance, November 4, 1994              (1,880)          14,501         36,275               109
     Net loss                                -        (12,941)              -                 -
     Foreign currency translation
         adjustment                          -               -              -                 -
     Minimum pension liability
         adjustment                        245               -              -                 -
     Exercise of stock options
         and other                           -               -              -                 -
                                   ------------    ------------    -----------     -------------

Balance, November 3, 1995           $  (1,635)      $    1,560         36,275               109
                                   ============    ============    ===========     =============

See accompanying notes to consolidated financial statements.

FARAH INCORPORATED AND SUBSIDIARIES
Consolidated Statements of Cash Flows

Years ended November 3, 1995,  November 4, 1994 and November 5, 1993
(Thousands of dollars)
                                                                          1995            1994           1993
                                                                  -----------------    -----------    -----------
Cash flows from (used in) operating activities:
     Net income (loss)                                             $      (12,941)         10,805            132
     Adjustments to reconcile net income (loss)
        to net cash from (used in)
        operating activities:
           Depreciation and amortization                                     4,020          2,966          2,686
           Amortization of deferred gain
                on building sale                                           (2,032)        (2,032)        (2,032)
           Deferred income taxes                                           (1,934)        (2,322)              -
           Gain on sale of assets                                            (756)              6          (320)

     Decrease (increase) in:
           Trade receivables, net                                          (2,893)        (4,473)        (7,258)
           Inventories                                                       2,661       (21,030)       (13,883)
           Other current assets                                            (1,016)        (1,840)          (797)
     Increase (decrease) in:
           Trade payables                                                  (4,662)          1,982          5,736
           Other                                                           (1,098)          5,158          (294)
                                                                  -----------------    -----------    -----------
                 Net cash used in operating activities                    (20,651)       (10,780)       (16,030)
                                                                  -----------------    -----------    -----------

Cash flows from (used in) investing activities:
     Purchases of property, plant and equipment                           (11,756)        (8,822)        (5,951)
     Proceeds from disposition of property, plant
           and equipment                                                     1,785             36            436
                                                                  -----------------    -----------    -----------
                 Net cash used in investing activities                     (9,971)        (8,786)        (5,515)
                                                                  -----------------    -----------    -----------

Cash flows from (used in) financing activities:
     Net increase (decrease) in short-term debt                             26,771        (7,791)         15,673
     Proceeds from issuance of long-term debt                                6,426          1,058            604
     Repayment of long-term debt                                           (1,284)        (3,650)          (487)
     Proceeds from sale of common stock                                        934         29,352          5,881
     Other                                                                   (711)          (453)            836
                                                                  -----------------    -----------    -----------
                 Net cash from financing activities                         32,136         18,516         22,507
                                                                  -----------------    -----------    -----------

Foreign currency translation adjustment                                      (229)          1,415          (589)
                                                                  -----------------    -----------    -----------

Net increase in cash                                                         1,285            365            373
Cash, beginning of year                                                      2,372          2,007          1,634
                                                                  -----------------    -----------    -----------
Cash, end of year                                                  $         3,657          2,372          2,007
                                                                  =================    ===========    ===========

Supplemental cash flow disclosures:
    Interest paid                                                  $         4,116          2,416          3,636
    Income taxes paid                                                        1,625            457            878
    Assets acquired through direct financing
        loans or capital leases                                              3,923          3,243            852
    Exchange of debentures                                                       -          1,673              -

See accompanying notes to consolidated financial statements.

FARAH INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 3, 1995, November 4, 1994 and November 5, 1993


1.  Summary of Significant Accounting Policies

NATURE OF OPERATIONS

         Farah Incorporated is a multinational apparel marketer and manufacturer headquartered in the United States. The company's principal business is the sale of men's and boys' pants and coats. The principal markets for the company's products are retail customers in the United States, Europe and the South Pacific.

PRINCIPLES OF PRESENTATION

         The consolidated financial statements include the accounts of Farah Incorporated (the "Parent Company") and its subsidiaries (the "Company"). All significant intercompany transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the 1995 presentation. The Parent Company's assets consist of investments in and advances to subsidiaries. The Parent Company does not have any significant amount of separate debt, credit facilities or other liabilities, except for the 8.5% convertible subordinated debentures discussed in Note 3.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including allowances for inventory markdown and valuation allowances for deferred taxes. Such estimates and assumptions also affect the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVENTORIES

         Inventories are stated at the lower of first-in, first-out (FIFO) cost or market and include purchased materials, manufacturing labor and overhead. Market is based upon estimated selling price less costs to sell.

PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment are recorded at cost. Depreciation is provided by the straight-line method over the estimated useful lives (Note 2) of the related classes of assets.

         Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized. The cost and accumulated depreciation of assets retired or otherwise disposed are removed from the accounts, and generally the resulting gains and losses are included in operations. Gains on assets sold and leased back are recognized over the initial lease term, net of any obligations required by the lease agreements.
See Note 8 for further discussion.

INTANGIBLE ASSETS

         At November 3, 1995 and November 4, 1994, intangible assets were $1,508,000 and $1,550,000, respectively, and consisted primarily of goodwill, trademarks and other intangible assets. Most intangible assets are amortized on a straight-line basis over their estimated useful lives ranging from 2 to 30 years. Amortization approximated $283,000 in 1995, $260,000 in 1994 and $200,000 in 1993.

REVENUE RECOGNITION

         Revenues are recognized upon shipment of product.

FOREIGN CURRENCIES

         The Company translates its asset and liability accounts denominated in foreign currencies at the exchange rate in effect at the end of the fiscal period. Income and expense accounts are translated at average rates. Foreign currency "translation" gains and losses are not included in operations, but are reflected as a separate item in the shareholders' equity section of the Consolidated Balance Sheets. Foreign currency "transaction" gains and losses are included in the Consolidated Statements of Operations.

INCOME TAXES

         Deferred income taxes reflect the tax effect of temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes and are measured by applying currently enacted tax laws. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

INCOME (LOSS) PER SHARE

         Income per share in 1994 and 1993 is based on the weighted average number of shares and common stock equivalents outstanding. Stock options are included as common stock equivalents under the treasury stock method, where dilutive. Additional dilution from the 8.5% convertible subordinated debentures (Note 3), which are not common stock equivalents, is not material. Loss per share in 1995 is based on the weighted average number of shares outstanding.

FACTORY CONVERSION EXPENSES

         In response to the success of the Company's Savane(R) casual product line, the Company embarked on a program to convert large portions of its Costa Rican and Mexican factories from dress to casual in the third quarter of 1993. Such conversion required the rearrangement, modification or re-engineering of certain existing equipment, as well as the installation of new equipment.
Certain other costs were also incurred as a result of the conversion. These included testing and setup of equipment, retraining costs for employees, labor costs associated with local statutes, additional U.S. import duties on temporarily higher costs and additional costs resulting from customs and practices in the countries where the Company operates. Total costs associated with the factory conversion were approximately $4,000,000 and such amount is reported in the caption "Factory Conversion Expenses" in the Consolidated Statements of Operations.

2.  Property, Plant and Equipment

Property, plant and equipment is comprised of the following:

                                                 Estimated useful        Thousands of dollars
                                                                      ---------------------------
                                                   lives (years)          1995          1994
                                                 -------------------  -------------  ------------

       Factory machinery and equipment                  9-12          $     34,463        25,507
       Buildings                                       20-50                 6,376         3,552
       Building improvements                            3-20                 5,720         4,448
       Other fixtures and equipment                     3-20                14,386        12,706
       Land                                                                    395           528
       Construction in progress                                              1,248         4,609
                                                                      -------------  ------------
              Total property, plant and equipment                           62,588        51,350
       Less accumulated depreciation                                        29,225        28,478
                                                                      -------------  ------------
               Net property, plant and equipment                      $     33,363        22,872
                                                                      =============  ============


         In October 1995, the Company sold a building, land and factory equipment located in San Jose, Costa Rica. Total net proceeds were $2,130,000, including a receivable of approximately $544,000. The transaction resulted in a gain of approximately $986,000 of which approximately $750,000 was recognized in 1995.

         Depreciation expense approximated $3,737,000 in 1995, $2,706,000 in 1994 and $2,486,000 in 1993.

         In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", was issued. Adoption is required for fiscal years beginning after December 15, 1995. The Company does not believe that the adoption of this statement will have a significant impact on the Company.

3.  Debt and Liquidity

SHORT-TERM DEBT

         The Company's primary Credit Agreement provides up to $50,000,000 of credit through July 1, 1997, for the Company's United States and United Kingdom operations for either borrowings or letters of credit. Availability under the Credit Agreement is limited by formulas derived from accounts receivable and inventory. The Credit Agreement is secured by substantially all assets of Farah U.S.A., Farah U.K. Limited and Value Slacks and is guaranteed by its parent company and each of Farah U.S.A.'s domestic affiliates. Such guarantees are secured by substantially all of the assets of the related affiliates. The interest rate is prime (8 3/4% at November 3, 1995) plus 1% for borrowings and 1/6% per month for letters of credit. An unused credit line fee of 1/2% per annum is charged on the unused portion of the line when borrowings decrease below $17,500,000. As of November 3, 1995, usage under the Credit Agreement was $44,774,000 (including letters of credit of $1,000,000) and the excess credit line available was $5,226,000. The Credit Agreement restricts certain additional indebtedness and requires the maintenance of minimum tangible net worth, minimum working capital and maximum capital expenditures. As of November 3, 1995 the Company was in compliance with all covenants. The Credit Agreement prohibits the payment of dividends by the Company, and except for debt service of the Company's 8.5% convertible subordinated debentures, the Credit Agreement restricts the subsidiaries from transferring substantially all net assets to the Parent Company through intercompany loans, advances or dividends.


         The following table reflects short-term debt balances and interest rates in 1995, 1994 and 1993:


                                                    Thousands of dollars
                                            ------------------------------------
                                               1995         1994        1993
                                            -----------   ----------  ----------

         Average outstanding balance         $  36,842       23,268      22,868
         Maximum month-end
              balance outstanding               47,338       39,995      25,680
         Weighted average interest rate:
              During year                         9.7%         9.0%        8.7%
              Year-end                            9.8%         8.7%        8.3%

LONG-TERM DEBT


         In 1995, the Company entered into a capital lease to acquire laundry, finishing, sewing and cutting equipment in Mexico, Costa Rica and the United States. As of November 3, 1995, the outstanding lease balance was $7,757,000. The lease bears interest at LIBOR (5 7/8% at November 3, 1995) plus 3 3/16%. Scheduled lease payments are due in 20 quarterly installments, with the first payment due December 1, 1995. The lease contains certain financial covenants including minimum current ratio, tangible net worth, debt to net worth, cash flow and capital expenditures. In addition, the lease contains an earnings before interest and taxes (EBIT) covenant calling for minimum EBIT in 1996 of $200,000 in the first quarter, $1,100,000 in the second quarter, $1,900,000 in the third quarter and $2,000,000 in the fourth quarter. The lease also requires the Company to maintain certain levels of liquidity. As of November 3, 1995, the Company was in compliance with all covenants.

         Both the lease and the Credit Agreement contain provisions which allow a default under either agreement to cause a default of both agreements.

         Long-term debt at year-end is as follows:
                                                   Thousands of dollars
                                                -------------------------
                                                    1995          1994
                                                ------------   ----------

Capital lease, secured by fixed assets,
  bearing interest at LIBOR plus 3 3/16%,
  due in 20 quarterly installments, with
  a 15% balloon payment in 2000                   $  7,757              -

8.5% convertible subordinated debentures
  due February 1, 2004, convertible into
  the Company's common stock at $15.2375
  per share                                          1,663           1,663

Secured loan for aircraft purchase bearing
  interest at 8.4%, fixed through June 22,
  1998, then at prime plus 1% through
  June 2004, due in monthly installments             1,317           1,469

Various notes, secured by fixed assets,
  bearing interest at rates ranging from
  7.25% to 10.77%, due in monthly
  installments through 2005                            548             395

Various obligations under other capital
  leases                                             3,690           2,517
                                               ------------      ----------
      Total long-term debt                          14,975           6,044
      Less current installments                      2,407             874
                                               ------------      ----------
          Net long-term debt                    $   12,568           5,170
                                               ============      ==========


Installments of long-term debt and capital lease obligations mature as follows:

                               Thousands of Dollars
                         ---------------------------------
                           Long-term       Capital Lease
                              Debt          Obligations
                         --------------   ----------------
                 1996      $    304              3,111
                 1997           228              3,033
                 1998           212              2,981
                 1999           206              2,189
                 2000           196              3,020
      2001 and beyond         2,382                  -
                        --------------   ----------------
                              3,528             14,334
Less interest portion             -              2,887
                        ==============   ================
                           $  3,528             11,447
                        ==============   ================

         The Company believes that its borrowing availability from its Credit Agreement and its projected cash from operations will be adequate for fiscal 1996 anticipated liquidity requirements. In the event that liquidity shortfalls occur due to the continuing impact of softness at retail, unforeseen sales shortfalls or other reasons, it may be necessary for the Company to seek alternative sources of financing. This may be in the form of additional debt, equity or a combination thereof.

4.  Shareholders' Equity

         In 1994, the Company completed the offering of 2,990,000 shares of its common stock at a price of $16.375 per share. Of the total shares offered, 1,790,000 shares were sold by the Company with the remaining 1,200,000 shares sold by Marciano Investments, Inc. and affiliates ("Marciano"). Marciano had originally purchased the shares in 1992. Net proceeds from the sale to the Company were approximately $27,200,000, of which substantially all were allocated to additional paid-in capital.

         In 1993, the Company's shareholders approved a change in the par value of the Company's common stock from $4.00 per share to no par value. As a result, the Company's additional paid-in capital account was reclassified to the common stock account during the second quarter of 1993. In addition, during 1994, a resolution was adopted by the Company making the stated value of the Company's common stock $.01 per share. Proceeds in excess of the stated value for equity transactions are allocated to additional paid-in capital.

5.  Employee, Executive and Director Stock Options and Awards

         The Company has granted options to certain employees and directors pursuant to employee and nonemployee director stock option plans to purchase the Company's common stock at amounts not less than the market price on the date of the grant.

         During 1994 and 1993, 104,000 and 80,000 shares, respectively, of the Company's common stock were awarded to certain officers and directors pursuant to the stock option and restricted stock plan. The awards vest over varying periods ending in 1998, of which 62,666 shares vested and were issued in 1995, 46,169 shares vested and were issued in 1994 and 12,500 shares vested and were issued in 1993. The Company recognizes the expense related to these awards over the period of service called for by the vesting provision of the awards.

         The following table summarizes activity for such options and awards for the years ended November 3, 1995, November 4, 1994 and November 5, 1993:
                                                                                Options and Awards
                                                                                      Outstanding
                                                                       -------------------------------
                                                          Shares
                                                         Available
                                                         for Grant       Shares      Price Per Share
                                                        ------------   ------------  -----------------
             BALANCE, NOVEMBER 6, 1992                      172,002        581,844      $ 4.00 - 10.00
                  New shares authorized                      75,000              -
                  Granted                                 (187,000)        187,000           0 - 10.00
                  Exercised                                       -       (85,983)           0 - 10.00
                  Cancelled or terminated                    42,500       (44,924)        6.00 - 10.00
                                                       ------------   ------------

             BALANCE, NOVEMBER 5, 1993                      102,502        637,937           0 - 10.00
                  New shares authorized                     350,000              -
                  Granted                                 (296,500)        296,500           0 - 21.375
                  Exercised                                       -      (330,121)        4.00 - 10.00
                                                        ------------   ------------

             BALANCE NOVEMBER 4, 1994                       156,002        604,316           0 - 21.375
                  Granted                                  (16,000)         16,000       8.375 - 8.625
                  Exercised                                       -       (88,180)        4.00 - 7.50
                  Cancelled or terminated                    13,634       (13,834)        4.00 - 16.50
                                                        ------------   ------------
             BALANCE NOVEMBER 3, 1995                       153,636        518,302       $   0 - 21.375
                                                        ============   ============

Included above are 455,637 options expiring 10 years after the date of grant. Total options exercisable at November 3, 1995 were 448,637.

         In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," was issued. The disclosure requirements of this statement are effective for financial statements for fiscal years beginning after December 15, 1995. The Company intends to elect the option allowing it to continue to apply the accounting provisions of APB Opinion 25, "Accounting for Stock Issued to Employees." With the Company's plan of adoption, the impact will be limited to additional footnote disclosure.

6.   Income Taxes

         The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at November 3, 1995 and November 4, 1994 are as follows:

                                                Thousands of dollars
                                                 1995          1994
                                              -----------   ------------
  DEFERRED TAX ASSETS:
     U.S. federal NOL carryforwards           $    4,477              -
     Foreign NOL carryforwards                       871            921
     Deferred gain                                 1,785          2,476
     Foreign tax credit carryforwards              1,897          1,740
     Other accrued expenses                        3,644          2,076
     Other prepaid assets                            276            461
                                              -----------   ------------
         Total deferred tax assets                12,950          7,674
                                              -----------   ------------
  DEFERRED TAX LIABILITIES:
     Tax in excess of financial statement
        depreciation and amortization              1,682            913
     Other accrued expenses                          490            331
                                              -----------   ------------
         Total deferred tax liabilities            2,172          1,244
                                              -----------   ------------

     Net deferred tax asset                       10,778          6,430
     Valuation allowance                         (6,576)        (4,108)
                                              -----------   ------------
        Deferred income tax asset, net             4,202          2,322
        Less current portion                     (1,747)          (886)
                                              -----------   ------------
        Long-term deferred income tax
           asset, net                         $    2,455          1,436
                                              ===========   ============

         As of November 3, 1995, the Company's deferred tax assets increased primarily due to the Company's net operating loss. The Company expects to utilize a portion of this loss to generate a refund of approximately $1,056,000. The future tax benefit of the cumulative net operating loss is $4,477,000 as of November 3, 1995.

         Pursuant to the requirements of Statement of Financial Accounting Standards No. 109, "Accounting for Incomes Taxes," a valuation allowance must be provided when the deferred income tax asset may not be realized. The Company provided a valuation allowance against the entire November 5, 1993, net deferred income tax asset. At November 3, 1995, the Company expects to realize future tax benefits of approximately $4,200,000 related to net operating loss carryforwards which can be used to offset future earnings within the next 15 years. The changes in the valuation allowance for 1995 and 1994 are as follows:

                                                                  Thousands of dollars
                                                                  --------- ---- ----------
                                                                     1995           1994
                                                                  ---------      ----------
Increase (decrease) in valuation allowance of:
  NOL carryforwards and changes in temporary differences          $  4,348         (2,150)
  Change in estimate of realization of deferred income taxes       (1,880)         (2,322)
                                                                  ---------      ----------
                Increase (decrease) in valuation allowance        $  2,468         (4,472)
                                                                  ---------      ----------


Income (loss) before taxes and incomes taxes in 1995, 1994 and 1993 are shown below:

                                                                     Thousands of dollars
                                                       --------------- -- ------------- -- --------------
                                                             1995              1994             1993
                                                       ---------------    -------------    --------------
INCOME (LOSS) BEFORE INCOME TAXES:
    Domestic operations                                $     (16,728)            9,415           (1,682)
    Foreign operations                                          1,452            1,690             2,118
                                                       ---------------    -------------    --------------
                 Total Consolidated                    $     (15,276)           11,105               436
                                                       ---------------    -------------    --------------

INCOME TAX PROVISION:
    Domestic operations
         Current                                       $      (1,087)           2,194                  -
         Deferred                                             (1,934)          (2,322)                 -
                                                       ---------------    -------------    --------------
             Total Domestic                                   (3,021)            (128)                 -

    Foreign operations
         Current                                                  686              428               304
         Deferred                                                   -                -                 -
                                                       ---------------    -------------    --------------
              Total Foreign                                       686              428               304
                                                       ---------------    -------------    --------------
                 Total Consolidated                    $      (2,335)              300               304
                                                       ---------------    -------------    -------------

The effective tax rate differs from the statutory U.S. federal tax rate as summarized below:

                                                                      Thousands of dollars
                                                       --------------- -- ------------- -- --------------
                                                            1995              1994             1993
                                                       ---------------    -------------    --------------

Expected income taxes at U.S. statutory rate           $      (5,194)            3,776               148
     Effect of differing tax rates in foreign
          countries                                                46              160                79
     Unrecognized deferred tax benefits                         2,633                -                 -
     U.S. taxes on dividends from foreign countries                93              143             1,100
     Recognition of previously unrecognized
         deferred tax benefits                                      -          (4,257)             (981)
     Other                                                         87              478              (42)
                                                       ---------------   --------------    --------------
Income taxes, as reported                              $      (2,335)              300               304
                                                       ---------------   --------------    --------------

         At November 3, 1995, the Company's foreign subsidiaries have deferred tax assets of $871,000 due to net operating loss carryforwards that are available to offset future foreign taxable income. In addition, the Company has $1,897,000 of domestic tax credit carryforwards that are available to offset foreign income that could be taxable for U.S. purposes. These credits expire in 1996 through 2000 if not used, with $1,436,000 due to expire in 1996.

         Certain of the Company's foreign subsidiaries have undistributed earnings of approximately $23,175,000 for U.S. tax purposes at November 3, 1995. No U.S. tax has been provided on the undistributed earnings because management intends to indefinitely reinvest such earnings in the foreign operations. The amount of the unrecognized deferred tax liability for these undistributed earnings is approximately $7,880,000 at November 3, 1995. If foreign earnings are repatriated, a limited credit for foreign taxes paid may be taken against the U.S. taxes on the repatriated earnings.

7.  Employee Benefit Plans

         The Company has two retirement plans: (1) a defined contribution plan established pursuant to Section 401(k) of the Internal Revenue Code which covers all non-union U.S. employees, and (2) a defined benefit plan which covers substantially all bargaining unit employees and retirees.

         Under the defined contribution plan, each participant may contribute from 1% to 15% of his/her compensation. The Company matches contributions up to 3% of the participant's compensation. In 1995, 1994 and 1993, the Company's contribution to the plan was approximately $444,000, $413,000 and $334,000, respectively.

         Under the defined benefit plan, the basic monthly pension payable to a participant upon normal retirement equals the product of the participant's deferred monthly retirement income times the number of years of credited service. Assets of the defined benefit plan are invested primarily in U.S. government obligations, corporate bonds and equity securities.

         The Company's policy is to fund accrued pension cost when such costs are deductible for tax purposes. Net periodic pension cost for the years ended November 3, 1995, November 4, 1994 and November 5, 1993, included the following components:

                                                                   Thousands of dollars
                                                        --------------------------------------------
                                                           1995            1994            1993
                                                        ------------    ------------   -------------
Service cost-benefits earned during the period           $       47              50              35
Interest cost on projected benefit obligation                   577             528             511
Actual return on plan assets                                (1,514)           (286)           (381)
Net amortization and deferral                                 1,165            (35)            (39)
                                                        ------------    ------------   -------------
      Net periodic pension cost                          $      275             257             126
                                                        ============    ============   =============

     The following table sets forth the funded status at November 3, 1995 and November 4, 1994, of the defined benefit plan:

                                                                                Thousands of dollars
                                                                           ----------------------------
                                                                               1995           1994
                                                                           -------------  -------------
ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATION:
Vested benefit obligation                                                  $    (7,801)        (6,941)
Nonvested benefit obligation                                                      (150)          (102)
                                                                           -------------  -------------
      Accumulated benefit obligation                                       $    (7,951)        (7,043)
                                                                           -------------  -------------

Projected benefit obligation                                               $    (7,951)        (7,043)
Plan assets at market value                                                       6,888          5,284
                                                                           -------------  -------------
       Projected benefit obligation in excess of plan assets                    (1,063)        (1,759)
Unrecognized transition liability being recognized over
    average future service of plan participants                                     468            534
Unrecognized net loss from past experience different from
    that assumed and effects of changes in assumptions                            1,635          1,880
Adjustment required to recognize minimum liability                              (2,103)        (2,414)
                                                                           -------------  -------------

       Accrued pension expense                                             $    (1,063)        (1,759)
                                                                           =============  =============

         In determining the benefit obligations and service cost of the Company's defined benefit plan, weighted average discount rates of 7.5% and 8.5% were used in 1995 and 1994, respectively. The expected long-term rate of return on plan assets was 9.5% in both years.

         Statements of Financial Accounting Standards No. 106, "Employer's Accounting for Post-retirement Benefits and Other Pensions," and No. 112, "Employer's Accounting for Post Employment Benefits," were required to be adopted in fiscal 1993 and 1994, respectively. The Company generally does not offer any post-retirement or post-employment benefits, and therefore, the effect of adopting these statements had no impact on the Company.

8.  Commitments and Contingencies

         During 1988, the Company consummated a sale and leaseback of its main El Paso, Texas, manufacturing and office facility. A portion of the sale was paid by delivery of a $7,500,000 promissory note to the Company, secured by a second mortgage on the property. The balance of the note receivable at November 3, 1995 and November 4, 1994, was $5,910,000 and $6,193,000, respectively. The promissory note bears interest at 9.25% with principal and interest payable in monthly installments through February 2007. In connection with the sale, the Company entered into a 10 year operating lease of the facility. The Company has pledged a $2,500,000 certificate of deposit as security for this lease. A deferred gain was recognized on the sale, of which $5,250,000 remains to be recognized through 1998.

         The Company and its subsidiaries occupy certain facilities and use certain equipment under operating leases which expire at various dates from fiscal 1996 to 2016. The following is a summary by year of the noncancelable portion of future minimum lease payments under operating leases:

                                                        Thousands
                                                           of
                                                         dollars
                                                      -------------

                                                1996    $    8,842
                                                1997         8,408
                                                1998         6,035
                                                1999         2,601
                                                2000         1,251
                                                Later        9,731
                                                years
                                                       ------------
                                     Lease payments*     $  36,868
                                                      =============

         *Minimum payments have not been reduced by minimum sublease rental income of $2,655,000 due in the future under noncancelable subleases.

         During 1992, the Company entered into a 6 1/2 year operating sublease agreement for approximately one-half of its El Paso manufacturing facility. The following is a summary by year of the noncancelable portion of future minimum rental income:
                                                       Thousands
                                                       of dollars
                                                      ------------
                                             1996        $  1,028
                                             1997           1,028
                                             1998             599
                                                      ------------
                                            Total        $  2,655
                                                      ============

         Rental expense for all operating leases for 1995, 1994 and 1993 was $8,659,000, $7,623,000 and $6,860,000, respectively (net of sublease income of approximately $1,015,000 in 1995 and $881,000 in 1994 and 1993).

         At  November  3,  1995,  the  Company  had   commitments   for  capital
expenditures of approximately $551,000.

         Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, consist primarily of trade accounts receivable. The Company's customers are not concentrated in any specific geographic region but are concentrated in the retail industry. In 1995, one customer accounted for $30,191,000 (12.5%) of the Company's consolidated sales, and in 1993, another customer accounted for $22,407,000 (12.4%) of consolidated sales. In 1994, no one customer accounted for more than 10% of consolidated sales. The Company performs ongoing credit evaluations of its customers' financial condition. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historic trends and other information.

         The Company is involved in certain legal proceedings in the normal course of business. Based on advice of legal counsel, management believes that the outcome of such litigation will not materially affect the Company's consolidated financial position or results of operations.

 9.   Fair Values of Financial Instruments

         The following methods and assumptions were used by the Company in estimating the fair value disclosures for its financial instruments. For cash and the revolving credit agreement, the carrying amounts reported in the Consolidated Balance Sheets approximate fair value. For the note receivable and other secured indebtedness, the interest rates approximate the current market rates; therefore, the carrying amount approximates the fair value. The fair value of the convertible debentures was based upon quoted market prices at November 3, 1995 and November 4, 1994.

         The carrying amounts and fair values of the Company's financial instruments at November 3, 1995 and November 4, 1994, are as follows (in thousands of dollars):

                                                        November 3, 1995             November 4, 1994
                                                   ----------- -- ---------      ---------- --- ---------
                                                   Carrying       Fair           Carrying       Fair
                                                     Amount        Value          Amount         Value
                                                   -----------    ---------      ----------     ---------
       Cash                                        $    3,657        3,657           2,372         2,372
       Note Receivable                                  5,600        5,600           5,910         5,910
       Revolving Credit Agreement                      44,774       44,774          18,844        18,844
       Capital Lease                                    7,757        7,757               -             -
       Other Secured Indebtedness                       1,614        1,614           1,864         1,864
       Convertible Debentures                           1,663        1,039           1,663         1,311

10.  Geographic Segment Information

         The Company is engaged in one business segment. This includes the design, manufacture, distribution and sale of men's, young men's and boys' apparel in the United States and certain foreign countries, principally in Europe and the South Pacific. The following table presents information regarding geographic segments for 1995, 1994 and 1993. Transfers between the United States and foreign areas are recorded at normal selling prices. Operating profit is total revenue less operating expenses. In computing operating profit, general corporate expenses, interest expense and income taxes have been excluded.


                                                               Thousands of dollars
                                                    -------------------------------------------
                                                       1995            1994           1993
                                                    ------------   -------------   ------------
        NET SALES:
        United States to unaffiliated customers     $   193,274         206,732        151,017
        Transfers between areas                             266             547            480
                                                    ------------   -------------   ------------
                  Total United States                   193,540         207,279        151,497
        Europe                                           32,033          24,119         20,069
        South Pacific                                    15,490          11,924          9,028
        Adjustments and eliminations                      (266)           (547)          (480)
                                                    ------------   -------------   ------------
                  Total                             $   240,797         242,775        180,114
                                                    ============   =============   ============

        OPERATING PROFIT (LOSS):
        United States                               $  (12,489)          12,535          1,274
        Europe                                              385             754            602
        South Pacific                                     1,549           1,418          1,565
        Adjustments and eliminations                          -            (67)           (66)
                                                    ------------   -------------   ------------
                  Total                                (10,555)          14,640          3,375

        Net gain (loss) on sale of assets                   755             (6)            323
        General corporate expenses                      (1,751)         (1,773)        (1,810)
        Interest expense, net                           (3,725)         (1,756)        (1,452)
                                                    ------------   -------------   ------------
              Income (loss) before income taxes     $  (15,276)          11,105            436
                                                    ============   =============   ============

        IDENTIFIABLE ASSETS:
        United States                               $   146,172         132,238         97,811
        Europe                                           17,326          16,342         11,813
        Far East and the South Pacific                   14,357          13,011         11,842
        Adjustments and eliminations                    (4,028)         (3,540)        (2,575)
                                                    ------------   -------------   ------------
                   Total                            $   173,827         158,051        118,891
                                                    ============   =============   ============

         Approximately 55% and 30% of all product sold in the United States in 1995 was assembled in Mexico and Costa Rica, respectively. Included in the Company's consolidated balance sheet at November 3, 1995 were net assets located in Mexico and Costa Rica totaling approximately $17,030,000 and $12,023,000, respectively.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




TO THE SHAREHOLDERS OF FARAH INCORPORATED:

         We have audited the accompanying consolidated balance sheets of Farah Incorporated (a Texas corporation) and subsidiaries as of November 3, 1995, and November 4, 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years ended November 3, 1995, November 4, 1994, and November 5, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Farah Incorporated and subsidiaries as of November 3, 1995, and November 4, 1994, and the results of their operations and their cash flows for each of the years ended November 3, 1995, November 4, 1994, and November 5, 1993, in conformity with generally accepted accounting principles.





/s/ Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Dallas, Texas
December 15, 1995

         Quarterly unaudited information for fiscal 1995 compared to fiscal 1994 is as follows:

                                                                       Thousands of dollars except share data
                                            ------------------------------------------------------------------------
                                            First            Second Quarter      Third Quarter      Fourth Quarter
                                            Quarter
                                            -------------    ----------------    ---------------    ----------------
1995
Net sales                                 $       49,949              56,782             60,865              73,201
Gross profit                                      12,811              12,374             13,934              15,856
Net loss                                         (1,255)             (3,832)            (5,115)             (2,739)
Net loss per share                                 (.12)               (.38)              (.50)               (.27)
Weighted average shares of common
      stock outstanding                       10,096,111          10,125,186         10,131,027          10,136,908

1994
Net sales                                 $       51,270              66,170             61,169              64,166
Gross profit                                      15,384              19,468             18,479              17,144
Net income                                         2,011               3,530              3,732               1,532
Net income per share                                0.25                0.41               0.37                0.15
Weighted average shares
      of common stock and
      common stock equivalents
      outstanding                              8,204,472           8,704,973         10,191,141          10,189,305

           In the second quarter of 1994, 1,790,000 shares were sold in an offering by the Company (see Note 4 to the consolidated financial statements for more discussion).

COMMON STOCK

         There were 10,155,568 shares of the Company's common stock, no par value, outstanding as of January 12, 1996, owned of record by approximately 2,300 shareholders. Trading volume during fiscal 1995 averaged approximately 38,000 shares per day. The common stock is listed on the New York Stock Exchange which is its principal U.S. trading market (trading symbol: FRA). The following table sets forth the high and low sales prices for the common stock on the New York Stock Exchange for each quarterly period during the last two fiscal years:

                                                1995                            1994
                                 ---------------------------      ----------------------------
                                     High           Low              High             Low
                                 -------------  ------------      ------------    ------------
         1st Quarter                $       9         6 5/8         $  14 3/4           8 3/4
         2nd Quarter                    8 5/8         6 7/8            21 7/8          12 5/8
         3rd Quarter                    8 3/8             6            18 1/2          13 3/4
         4th Quarter                    8 1/8         6 1/4            16 1/8           8 1/4

         The closing sales price of the Company's common stock on the New York Stock Exchange as of January 12, 1996, was $5.00.

         As of November 3, 1995, there were $1,663,000 aggregate principal amount of the Company's 8.5% convertible subordinated debentures due February 1, 2004, outstanding, owned of record by 28 holders.

         The Company has not paid any dividends on its common stock since 1986. The Company's U.S. Credit Agreement prohibits the payment of dividends by the Company.

SELECTED FINANCIAL DATA

                                                                            Thousands of Dollars
                                          --------------------------------------------------------------------------------
                                                  1995             1994            1993          1992           1991
                                          -------------------  --------------  -------------  ------------  --------------
Summary of Operations:
Net sales                                 $          240,797         242,775        180,114       151,990         151,202
Cost of sales                                        185,822         172,300        127,020       113,509         112,308
Selling, general and
       administrative expenses                        68,002          58,294         47,372        41,915          41,687
Factory conversion expenses                                -               -          4,000             -               -
Operating income (loss)                             (13,027)          12,181          1,722       (3,434)         (2,793)
Other income (expense):
       Foreign currency gains (losses)                   512             449          (151)         1,460           (832)
       Gains (losses) on asset sales                     756             (6)            320             9             127
       Provision for Generra bankruptcy                    -               -              -       (6,146)               -
       Other, net                                        209             237            (3)         (149)           (559)
Interest expense, net                                (3,726)         (1,756)        (1,452)         (960)         (1,145)
Income (loss) before income taxes                   (15,276)          11,105            436       (9,220)         (5,202)
Income tax provision (benefit)                       (2,335)             300            304           369             306
Net income (loss)                                   (12,941)          10,805            132       (9,589)         (5,508)

Per Share Information:

Net income (loss)                         $           (1.28)            1.16           0.02        (1.52)          (0.93)
Book value per share based on shares
       outstanding at balance sheet dates $             7.29            8.53           5.45          5.37            7.70
Shares outstanding                                10,145,326      10,080,341      7,971,625     7,266,642       5,957,789

Financial Position at Year-End:

Current assets                            $          127,911         123,919         95,325        71,808          79,583
Property, plant and equipment, net                    33,363          22,872         13,220        10,376          10,970
Other assets, non-current                             12,553          11,260         10,346        10,953          16,274
Total assets                                         173,827         158,051        118,891        93,137         106,827
Current liabilities                                   78,903          56,535         61,346        34,983          38,358
Long-term debt                                        12,568           5,170          1,179         4,452           5,192
Other liabilities                                      3,136           3,103          3,627         3,346           4,046
Deferred gain on sale of building                      5,250           7,282          9,314        11,346          13,378
Shareholders' equity                                  73,970          85,961         43,425        39,010          45,853
Total liabilities and shareholders' equity           173,827         158,051        118,891        93,137         106,827
Current ratio                                       1.6 to 1        2.2 to 1       1.5 to 1      2.1 to 1        2.1 to 1


                MANAGEMENT'S DISCUSSION AND ANALYSIS
                    OF FINANCIAL CONDITION AND
                      RESULTS OF OPERATIONS



Results of Operations

The following sets forth,  for the years  indicated,  certain  financial data as percentages of net sales:
                                                               Fiscal Year Ended
                                                   ------------ -- ------------ -- -------------
                                                      1995            1994             1993
                                                   ------------    ------------    -------------
         Net sales:
              Farah U.S.A.                               73.5%           78.8%            75.9%
              Farah International                        19.7%           14.9%            16.2%
              Value Slacks                                6.8%            6.3%             7.9%
                                                   ------------    ------------    -------------
         Total net sales                                100.0%          100.0%           100.0%
         Cost of sales                                   77.2%           71.0%            70.5%
                                                   ------------    ------------    -------------
            Gross profit                                 22.8%           29.0%            29.5%
         Selling, general and
                 administrative expenses                 28.2%           24.0%            26.3%
         Factory conversion expenses                         -               -             2.2%
                                                   ------------    ------------    -------------
              Operating income (loss)                   (5.4%)            5.0%             1.0%
         Other expense, net                             (0.9%)          (0.4%)           (0.7%)
                                                   ------------    ------------    -------------
              Income (loss) before income
                      taxes                             (6.3%)            4.6%             0.3%
         Income tax benefit (expense)                     0.9%          (0.1%)           (0.2%)
                                                   ------------    ------------    -------------
              Net income (loss)                         (5.4%)            4.5%             0.1%
                                                   ------------    ------------    -------------


1995 Sales Compared to 1994

         Sales  decreased  $1,978,000  or  .8%,  from  $242,775,000  in  1994 to
$240,797,000 in 1995. The decrease was the result of a 7.5% reduction in revenues in the Company's U.S. subsidiary, Farah U.S.A. Farah International, comprised primarily of sales in the United Kingdom and Australia, recorded sales growth of 32%. Sales at Farah International increased from $36,043,000 in 1994 to $47,523,000 in 1995. Value Slacks, the Company's factory outlet store division, also reported an increase in sales from $15,326,000 in 1994 to $16,239,000 in 1995, a 6.0% increase.

         Sales at Farah U.S.A. as a percent of consolidated sales decreased from 79% in 1994 to 73% in 1995. Overall, unit sales and the average unit selling price decreased in 1995 from 1994 by approximately 3% and 5%, respectively. The following table demonstrates sales by product line:

                                                    Thousands of dollars
                                                 ----------------------------
                                                    1995            1994
                                                 ------------    ------------

                      Savane(R)                   $ 107,559         114,395
                      Farah(R) and
                         Farah Clothing Co. (R)      27,145          47,239
                      John Henry(R)                  11,477          14,381
                      Private Label                  30,853          15,391
                                                 ------------    ------------
                                                  $ 177,034         191,406
                                                 ============    ============

         The sales reduction was primarily in the Company's branded product and principally the result of: (1) increased market penetration in the wrinkle free casual pant market by the Company's competitors; (2) the soft retail market that intensified through 1995; (3) lost sales as a result of the effect of the startup of new laundry and finishing facilities in Mexico and Costa Rica, as well as a new cutting room and cloth warehouse in the United States; and (4) a continued shift from Farah and Farah Clothing Co. to Savane and other products by certain customers. The demand for the Company's private label products steadily increased because of the Company's unique and innovative processes in fabric finishing, together with the new laundry and finishing facilities and competitive pricing. As discussed above, Farah U.S.A.'s overall average unit selling price in 1995 was 5% lower than in 1994. The reduction was due to more closeout sales of branded products and the higher percentage of private label products which carry a lower average unit selling price.

         Farah International accounted for 20% of the Company's consolidated sales in 1995 and 15% in 1994. Overall sales at Farah International increased 31.9% in 1995 compared to 1994. The Company's largest international subsidiary in 1995 was Farah U.K. with sales of $31,042,000 followed by Farah Australia and Farah New Zealand with combined sales of $15,490,000. Sales at Farah U.K. increased by $8,079,000 in 1995, a 35.2% increase. Unit sales at Farah U.K. increased by 28% while the average unit selling price increased by 6%. The increase in unit sales was due to higher sales in all categories, including Savane and Farah branded products and private label products. The average unit selling price in British Pound Sterling increased by 2%, while the average unit selling price in equivalent U.S. Dollars increased by 6% due to the weakening of the U.S. Dollar. Sales at Farah Australia and Farah New Zealand increased by $3,566,000 primarily due to higher sales of the Savane no wrinkle product and private label business. Unit sales at Farah Australia and New Zealand increased by 22% due to increased market penetration. In addition, the U.S. Dollar weakened by 4% compared to the Australian Dollar in 1995 which contributed to the 6.7% increase in the average unit selling price in U.S. Dollar terms.

         Value Slacks accounted for 7% of the Company's consolidated sales in 1995 and 6% in 1994. As of the end of 1995, Value Slacks operated 38 retail stores in the U.S., and while it operated in Puerto Rico during 1995, it closed its last stores in the fourth quarter of 1995. At the end of 1994, Value Slacks operated 26 U.S. and 7 Puerto Rican stores. Sales in Value Slacks' U.S. stores increased by 26% in 1995 while Puerto Rican store sales decreased by 45%. The overall average unit selling price decreased by 2% in 1995; however, overall unit sales increased by 8%. The reduction in the average unit selling price was due to growth in competition and the weakening retail market in the U.S. During 1995, the Company closed 7 Puerto Rican stores and opened a net 12 new stores in the U.S.

1994 Sales Compared to 1993

         Sales  increased from  $180,114,000  in 1993 to $242,775,000 in 1994, a
$62,661,000 increase (34.8%). The increase was led by a 40.0% increase at Farah U.S.A., whose sales increased from $136,767,000 in 1993 to $191,406,000 in 1994.
Similarly, Farah International recorded sales growth of 23.9%. Sales at Farah International increased from $29,097,000 in 1993 to $36,043,000 in 1994. Value Slacks also reported increases in sales from $14,250,000 in 1993 to $15,326,000 in 1994, a 7.6% increase.

         Farah U.S.A. accounted for 79% of the Company's consolidated sales in 1994 compared to 76% in 1993. Unit sales increased by approximately 37%, while the average unit selling price increased by approximately 2%.
The following table demonstrates sales by product line:

                                                    Thousands of dollars
                                                 ----------------------------
                                                    1994            1993
                                                 ------------    ------------
                      Savane                      $  114,395          60,386
                      Farah and
                           Farah Clothing Co.         47,239          54,125
                      John Henry                      14,381          14,739
                      Private Label                   15,391           7,516
                                                 ------------    ------------
                                                  $  191,406         136,766
                                                 ============    ============

         The substantial growth in Farah U.S.A. sales in 1994 was primarily the result of the market's continued acceptance of the Company's Savane brand of casual cotton no wrinkle pants. The growth was attributable to a number of factors, including the shift in consumer preferences toward a more casual lifestyle and the ease of care that no wrinkle products offer. In addition, the Company offered several innovative new fabric treatments in 1994 and expanded its Savane products. Sales of Farah and Farah Clothing Co. were primarily of dress product, although Farah branded sales trended more toward casual no wrinkle product in 1994. The sales decrease for Farah and Farah Clothing Co. products was caused by a shift to Savane by certain customers and by the continued shift in consumer demand from dress to casual products. As discussed above, Farah U.S.A.'s overall average unit selling price was 2% higher in 1994 than 1993. The increase in the average unit selling price was due to the higher Savane unit sales, offset somewhat by a higher percentage of private label products which carry a lower average unit selling price.

         Farah International accounted for 15% of the Company's consolidated sales in 1994 and 16% in 1993. While Farah International sales as a percent of consolidated sales declined by 1%, overall sales in Farah International increased 24% in 1994 compared to 1993. Farah U.K. sales in 1994 were $22,963,000 and were followed by Farah Australia and Farah New Zealand with combined sales of $11,924,000. Sales at Farah U.K. increased by $3,736,000 in 1994, a 19% increase. Unit sales increased at Farah U.K. by 14% while the average unit selling price increased by 5%. The increase in unit sales was largely due to the introduction of new Farah branded product, higher private label sales and the introduction of the Savane brand into the U.K. market. The average unit selling price in British Pound Sterling increased by 4%, while the average unit selling price in equivalent U.S. Dollars increased by 5% due to the weakening of the U.S. Dollar. Sales at Farah Australia and Farah New Zealand increased by $2,896,000 primarily due to the customer acceptance of the Savane no wrinkle product and greater sales in the private label business. Unit sales increased 21%, while the average unit selling price also increased (principally the result of the weakening of the U.S. Dollar by 6% in 1994 as compared to
1993).

         Value Slacks sales as a percent of consolidated sales decreased by 2%. However, overall sales in Value Slacks increased 8% in 1994 compared to 1993. As of the end of 1994, Value Slacks operated 26 U.S. stores and 7 Puerto Rican stores compared to 20 U.S. stores and 11 Puerto Rican stores at the end of 1993. Sales in Value Slacks' U.S. stores increased by 28% in 1994 while Puerto Rican store sales decreased by 23%. Overall, the average unit selling price decreased by 7% in 1994 and unit sales increased by 15%. The average unit selling price reduction was due primarily to the change in product mix in the U.S. stores and, to a lesser extent, to more promotional activity in older locations precipitated by greater competition. The unit sales increase came from the U.S. stores due to more stores in 1994 compared to 1993. At the same time, unit sales at the Puerto Rican stores were down due to fewer stores operating and less favorable economic conditions.

1995 Gross Profit Compared to 1994

         Gross profit as a percent of sales was 22.8% in 1995 compared to 29.0% in 1994. Gross profit in 1995 was 18% at Farah U.S.A., 33% at Farah International and 51% at Value Slacks, compared to 1994 gross profit of 26% at Farah U.S.A., 35% at Farah International and 48% at Value Slacks.

         There were several factors during fiscal 1995 that contributed to the lower gross profit margins in Farah U.S.A. As discussed above, the progressive weakening of the retail market in 1995 had an adverse impact on gross profit margins by forcing the Company to offer more promotional products at amounts below its normal selling prices. In addition, because the sales volume declined and inventory levels rose during the year, it became necessary for the Company to record additional markdown allowances. Also, the breadth and complexity of the Company's product lines resulted in some excess inventories and additional markdowns. As indicated above, the Company more than doubled its private label business which generally carries lower gross profit margins, contributing to the reduction in the overall gross profit margin for Farah U.S.A. Transitional issues associated with the start up of the new laundry, finishing and cutting facilities prevented the Company from delivering all of its orders, resulting in higher inventory quantities and larger markdowns than normal. Additional manufacturing costs were also incurred in the first half of 1995 due to the startup efforts of the new facilities.


         The decrease in gross profit percent at Farah International was due primarily to lower manufacturing efficiencies in the Company's Irish plants during fiscal 1995. In addition, because of the softening of the retail market in the U.K., the Company offered more promotional prices than in 1994. Similar to the U.S., private label sales in Farah U.K. were a larger percentage of total sales. Such sales carry lower gross profit margins, thereby placing downward pressures on the Company's overall gross profit margin.

         The gross profit margin at Value Slacks increased 2%. The increase was largely due to improved margins at stores located in Puerto Rico, where the margin increased from 40% to 43%. The gross profit margin for U.S. stores remained stable at 52% compared to 1994. The increase in the gross profit margin in Puerto Rico resulted from change in product mix.

1994 Gross Profit Compared to 1993

         Gross profit as a percent of sales was 29.0% in 1994 compared to 29.5% in 1993. Gross profit in 1994 was 26% at Farah U.S.A., 35% at Farah International and 48% at Value Slacks, compared to 1993 gross profit of 27% at Farah U.S.A., 37% at Farah International and 42% at Value Slacks.

         A number of factors occurred during fiscal 1994 having both a positive and negative impact on Farah U.S.A. gross profit margins. These resulted in 1994 gross profit as a percent of sales being slightly lower compared to 1993. Contributing to an increase in the gross profit margin was the 89% growth in sales of Savane branded products in 1994 discussed above. Savane generally carried a higher gross profit percent than other Farah brands. The Company also continued to reconfigure its plants to more efficiently sew the Savane product. In addition, production levels increased over 1993 because of the significant increase in unit sales in 1994, thus utilizing the Company's factories at near capacity levels and increasing gross profit margins. Gross profits were also improved by the enactment of the North American Free Trade Agreement (NAFTA) which went into effect in January 1994 and had the effect of reduced import duties on products produced in Mexico. The increase in the gross profit percent was offset by an increase in the use of outside contractors which are generally more costly and an increase in lower gross margin private label sales.

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

1995 Selling, General and Administrative Expenses Compared to 1994

         Selling, General and Administrative expenses ("SG&A") as a percent of sales increased by 4.2% from 24.0% in 1994 to 28.2% in 1995. SG&A was 25% of sales at Farah U.S.A. compared to 21% in 1994, 31% at Farah International compared to 32% in 1994, and 52% at Value Slacks compared to 50% in 1994.

         As noted above, the increase in SG&A as a percent of sales was primarily in the Farah U.S.A. operations. Advertising costs were approximately $4,000,000 higher than in 1994 and as a percent of sales were 3% higher than 1994. The Company committed to TV ad programs early in the season and was unable to reduce such programs when it became apparent that the Company was not achieving projected sales volumes. In addition, higher computer systems implementation costs, combined with the effect of other fixed costs that did not decrease in relation to the lower sales levels, increased SG&A as a percent of sales.

         The decrease in SG&A as a percent of sales at Farah International occurred due to the increase in sales without a proportionate increase in costs. While selling expenses as a percent of sales remained relatively stable, general and administrative expenses as a percent of sales decreased from 15% in 1994 to 14% in 1995.

         SG&A at Value Slacks as a percent of sales was 52% in 1995 compared to 50% in 1994. The higher percentage in 1995 resulted from higher costs associated with the closure of seven Puerto Rico stores and certain startup costs associated with opening new U.S. stores. In addition, advertising, labor and certain other operating costs as a percent of sales are higher in the U.S. than in Puerto Rico. Therefore, with the shift towards only U.S. stores, the SG&A percent is higher.

1994 Selling, General and Administrative Expenses Compared to 1993

         SG&A as a percent of sales was 24.0% in 1994 compared to 26.3% in 1993. SG&A was 21% of sales at Farah U.S.A. compared to 23% in 1993, 32% at Farah International compared to 33% in 1993 and 50% at Value Slacks compared to 45% in 1993.

         The decrease in SG&A as a percent of sales at Farah U.S.A. was mainly attributable to a revised compensation structure for salesmen and fixed costs that did not increase in relation to increased sales levels. The Company continued its national television advertising campaign initiated in 1993; however, as a percent of sales, advertising decreased in 1994 even though advertising expenses increased by over $2,900,000 compared to 1993. Finally, SG&A associated with private label sales is lower than SG&A associated with branded sales, and this also had the effect of reducing overall SG&A as a percent of sales.

         The decrease in SG&A as a percent of sales at Farah International occurred due to the substantial increase in sales with little change in its general and administrative expenses. This reduction was partially offset by an increase in advertising expenses in the U.K.

         The increase in SG&A as a percent of sales at Value Slacks resulted from higher expenses associated with the closure of certain Puerto Rico stores and higher advertising, salaries and wages, and certain other operating costs.

Other Income (Expense)

         The following table illustrates the changes in interest expense, net of interest income, over the past three fiscal years (in thousands):

                                                                1995        1994       1993
                                                                ----        ----       ----
               Interest expense, net                         $    3,726       1,756      1,452
               Interest expense, net, as a percent of sales        1.5%        0.7%       0.8%
               Average debt                                  $   47,910      26,689     23,394
               Average interest rate                               9.7%        9.0%       8.7%

         The increase in net interest expense as a percent of sales in 1995 is principally due to increased borrowing to fund operating losses, higher inventory levels and capital expenditures. The decrease in 1994 compared to 1993 was the result of lower borrowings due to funds generated through the sale of common stock and operating profits. This was partially offset by increased borrowings to fund higher inventory levels.


     Included in other income in 1995 was a gain of $750,000 from the sale of a factory and related equipment in Costa Rica.


Income Tax Expense (Benefits)

         The Company recorded a consolidated income tax benefit at an effective tax rate of 15.3% in 1995 which is less than the statutory tax rate of 34%. In 1995, tax benefits, net of valuation allowances of approximately $2,468,000, were recognized. Furthermore, at November 3, 1995, the Company had recorded $4,202,000 of deferred tax assets on its balance sheet. A substantial portion of the Company's tax benefits are associated with net operating loss carryforwards that arose in fiscal 1995 and foreign tax credits. The realization of such assets is largely dependent upon the Company being able to generate taxable income in the future. Although the Company reported a substantial loss in 1995, the Company believes it has taken appropriate actions to reduce costs and provide an opportunity to generate earnings in the future. Because of these actions, the Company believes there is sufficient basis for the recording of tax benefits in 1995.

Liquidity and Capital Resources

         Key statistics demonstrating financial condition of the Company are as follows:

                                                                    Thousands of dollars
                                                                  1995              1994
                                                              ------------      -----------

           Working capital                                    $    49,008           67,384
           Total debt                                              59,754           24,228
           Long-term debt                                          12,568            5,170
           Shareholders' equity                                    73,970           85,961
           Current ratio                                            1.6:1            2.2:1
           Long-term debt-to-equity                                 .17:1            .06:1
           Total debt-to-equity                                     .81:1            .28:1
           Days sales in accounts receivable                           57               51
           Inventory turnover                                         2.5              2.7


         The change in the Company's liquidity demonstrated by the above statistics was due to two primary reasons. The first was the utilization of cash flows to fund the pre-tax loss of $15,276,000. The second was the use of cash flows to purchase $15,679,000 of property, plant and equipment in conjunction with the opening of three new manufacturing facilities. To fund these activities, $26,771,000 of cash was generated from the Company's working capital credit facilities and $10,349,000 was generated from the issuance of new long-term debt.

         Working capital decreased by $18,376,000 during 1995. Trade receivables increased by $2,893,000 due to higher sales in the last month of the fiscal year compared to 1994. Inventories decreased by $2,661,000 for the same reason, combined with a concerted effort to reduce U.S. inventory levels in response to a soft retail market. The U.S. inventory decrease was partially offset by higher retail and international inventories. Accounts payable and accrued expenses decreased by $5,760,000 as a result of lower raw material purchases late in the year.

         The Company's primary Credit Agreement, which expires in July 1997, provides up to $50,000,000 of credit. Farah U.S.A., Value Slacks and Farah U.K. are parties to the Credit Agreement. Availability under the Credit Agreement is limited by formulas derived from accounts receivable, inventory and fixed assets. The Credit Agreement is secured by substantially all of the Company's assets, except for certain fixed assets, and is guaranteed by Farah Incorporated and each of Farah U.S.A.'s domestic affiliates. As of November 3, 1995, usage under the Credit Agreement was $44,774,000 and available credit was $5,226,000. The maximum credit available to Farah U.K. is $5,000,000 and the maximum credit that may be used related to inventory is $25,000,000. In months where receivables are the lowest and inventories are the highest, availability of credit under the Credit Agreement is the lowest. Typically, the lowest months for credit availability are January, February, July and August.

         There are three financial covenants for both Farah Incorporated consolidated and Farah U.S.A. in the Credit Agreement: minimum working capital, minimum tangible net worth and maximum capital spending. As of November 3, 1995, the Company was in compliance with all of these covenants. The Credit Agreement also prohibits the payment of dividends and, except to service its convertible subordinated debentures, it restricts the subsidiaries from transferring substantially all their net assets to the Parent Company, Farah Incorporated, through intercompany loans, advances or dividends. See Note 3 to the Consolidated Financial Statements for further discussion.

         The Company also has a $7,757,000 lease which was used to acquire laundry, finishing, sewing and cutting equipment in Mexico, Costa Rica and the United States. The lease is secured by assets leased, as well as certain other fixed assets. The lease calls for quarterly principal reductions for five years and bears interest at LIBOR plus 3 3/16%. The lease contains certain quarterly and yearly financial covenants; particularly, an earnings before interest and taxes (EBIT) covenant calling for minimum EBIT in 1996 of $200,000 in the first quarter, $1,100,000 in the second quarter, $1,900,000 in the third quarter and $2,000,000 in the fourth quarter. The lease also requires the Company to maintain certain levels of liquidity. As of November 3, 1995, the Company was in compliance with all covenants. Both the primary Credit Agreement and the lease contain provisions which allow a default under either agreement to cause a default of both agreements.

         In fiscal 1996, major liquidity requirements will be the financing of anticipated growth and capital expenditures. The Company believes that its borrowing availability from its Credit Agreement and its cash from operations will be adequate for fiscal 1996 anticipated liquidity requirements. In the event that liquidity shortfalls occur due to the continuing impact of softness at retail, unforeseen sales shortfalls or other reasons, it may be necessary for the Company to seek alternative sources of financing. This may be in the form of additional debt, equity or a combination thereof. The Company expects to meet its long-term liquidity requirements through its previously discussed Credit Agreement or renewals thereof and through cash from operations.

         Capital expenditures for fiscal years 1995, 1994 and 1993 were $15,679,000, $12,065,000 and $6,800,000, respectively. As of November 3, 1995, material commitments for capital expenditures were approximately $551,000 and are expected to be financed primarily by leases and the Credit Agreement discussed above. The Company expects that capital expenditures in fiscal 1996 will not exceed $6,500,000 and will be primarily for factory machinery and information equipment and related software.

         Most of Farah U.S.A.'s major fabric suppliers provide 60-day terms, subject to certain limits. During fiscal 1995, the maximum outstanding balance at any month-end under these credit terms was $12,257,000.

         Inflation did not materially impact the Company in fiscal 1995, 1994 or 1993.