Form 10-K, Exhibit 13
period 1996-11-03
FARAH INC
filed 1997-01-27
CIK 34501

EXHIBIT 13 - ANNUAL REPORT

FARAH INCORPORATED AND SUBSIDIARIES
Consolidated Statements of Operations

Years ended November 3, 1996,  November 3, 1995 and November 4, 1994  (Thousands
of dollars except per share data)
                                                                 1996                   1995                 1994
                                                        --------------------     ----------------    ------------------
Net sales                                               $           247,598              240,797               242,775
Cost of sales                                                       183,540              185,822               172,300
                                                        --------------------     ----------------    ------------------
       Gross profit                                                  64,058               54,975                70,475
Selling, general and administrative expenses                         62,189               68,002                58,294
                                                            ----------------     ----------------    ------------------
       Operating income (loss)                                        1,869             (13,027)                12,181
Other income (expense):
       Interest expense                                             (4,065)              (4,627)               (2,479)
       Interest income                                                  834                  901                   723
       Foreign currency transaction gains                               374                  512                   449
       Gain (loss) on sale of assets                                 10,041                  756                   (6)
       Other, net                                                       684                  209                   237
                                                        --------------------     ----------------    ------------------
                                                                      7,868              (2,249)               (1,076)
                                                        --------------------     ----------------    ------------------
Income (loss) before income taxes                                     9,737             (15,276)                11,105
Income tax provision (benefit)                                        2,981              (2,335)                   300
                                                        --------------------     ----------------    ------------------
Net income (loss)                                       $             6,756             (12,941)                10,805
                                                        ====================     ================    ==================
Net income (loss) per share                             $               .66               (1.28)                  1.16
                                                        ====================     ================    ==================
Weighted average shares of common stock
     (all periods) and common stock equivalents
     (income periods only) outstanding                           10,195,133           10,122,308             9,321,761
                                                        ====================     ================    ==================

See accompanying notes to consolidated financial statements.

FARAH INCORPORATED AND SUBSIDIARIES
Consolidated Balance Sheets

November 3, 1996 and November 3, 1995 (Thousands of dollars except share data)
                                                                          1996             1995
                                                                    --------------      -----------
ASSETS
Current assets:
     Cash                                                           $       3,777            3,657
     Trade receivables, net of allowance
         of $662 in 1996 and $720 in 1995                                  41,671           39,824
     Inventories:
          Raw materials                                                    11,404           13,391
          Work in process                                                  15,251           14,429
          Finished goods                                                   35,378           44,943
                                                                    --------------      -----------
                 Total inventories                                         62,033           72,763
     Other current assets                                                  10,857           11,667
                                                                    --------------      -----------
                 Total current assets                                     118,338          127,911
Note receivable                                                             5,260            5,600
Property, plant and equipment, net                                         25,370           33,363
Other non-current assets                                                    4,895            6,953
                                                                    --------------      -----------
                                                                    $     153,863          173,827
                                                                    ==============      ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Short-term debt                                                $      20,744           44,779
     Current installments of long-term debt                                 1,288            2,407
     Trade payables                                                        24,038           17,644
     Accrued compensation                                                   3,101            3,900
     Other current liabilities                                             10,636           10,173
                                                                    --------------      -----------
                  Total current liabilities                                59,807           78,903
Long-term debt, excluding current installments                              4,706           12,568
Other non-current liabilities                                               3,992            3,136

Commitments and contingencies

Deferred gain on sale of building                                           3,218            5,250

Shareholders' equity:
     Common stock, no par value, $.01 stated
          value, 20,000,000 shares authorized; issued
          10,209,246 in 1996 and 10,181,601 in 1995                        46,024           46,024
     Additional paid-in capital                                            29,894           29,425
     Cumulative foreign currency
          translation adjustment                                            (742)          (1,295)
     Minimum pension liability adjustment                                 (1,243)          (1,635)
     Retained earnings                                                      8,316            1,560
                                                                    --------------      -----------
                                                                           82,249           74,079

     Less: Treasury stock, 36,275 shares, at cost                             109              109
                                                                    --------------      -----------
                 Total shareholders' equity                                82,140           73,970
                                                                    --------------      -----------
                                                                    $     153,863          173,827
                                                                    ==============      ===========

See accompanying notes to consolidated financial statements.

Part  I  of  Consolidated   Statements  of  Shareholders'   Equity  Table  FARAH
INCORPORATED AND SUBSIDIARIES Consolidated Statements of Shareholders' Equity

Years ended November 3, 1996, November 3, 1995 and November 4, 1994 (Thousands of dollars except share data)

                                                                                                          Cumulative
                                                                                                            Foreign
                                                              Common Stock               Additional         Currency
                                                  ---------------------------------       Paid-in         Translation
                                                       Shares            Amount            Capital          Adjustment
                                                  ---------------   ---------------    ---------------   ---------------

Balance, November 5, 1993                              8,007,900       $   44,369       $         -       $     (2,481)
     Net income                                                -                -                 -                   -
     Foreign currency translation adjustment                   -                -                 -               1,415
     Minimum pension liability adjustment                      -                -                 -                   -
     Exercise of stock options and other                 318,716            1,631               532                   -
     Sale of common stock                              1,790,000               18            27,172                   -
     Tax effect of employee gains
          on exercise of stock options                         -                -               793                   -
                                                  ---------------   ---------------    ---------------   ---------------
Balance, November 4, 1994                             10,116,616           46,018            28,497             (1,066)

     Net loss                                                  -                -                 -                   -
     Foreign currency translation adjustment                   -                -                 -               (229)
     Minimum pension liability adjustment                      -                -                 -                   -
     Exercise of stock options and other                  64,985                6               928                   -
                                                  ---------------   ---------------    ---------------   ---------------
Balance, November 3, 1995                             10,181,601           46,024            29,425             (1,295)

     Net income                                                -                -                 -                   -
     Foreign currency translation adjustment                   -                -                 -                 553
     Minimum pension liability adjustment                      -                -                 -                   -
     Exercise of stock options and other                  27,645                -               469                   -
                                                  ---------------   ---------------    ---------------   ---------------
Balance, November 3, 1996                             10,209,246       $   46,024       $    29,894       $       (742)
                                                  ===============   ===============    ===============   ===============

See accompanying notes to consolidated financial statements.

Part  II  of  Consolidated   Statements  of  Shareholders'  Equity  Table  FARAH
INCORPORATED AND SUBSIDIARIES Consolidated Statements of Shareholders' Equity

Years ended November 3, 1996,  November 3, 1995 and November 4, 1994  (Thousands
of dollars except share data)
                                                     Minimum
                                                     Pension                                  Treasury Stock
                                                    Liability           Retained       ------------------------------
                                                    Adjustment          Earnings          Shares          Amount
                                                  ----------------   --------------    -------------   --------------

Balance, November 5, 1993                           $    (2,050)      $     3,696           36,275      $       109
     Net Income                                                -           10,805                -                -
     Foreign currency translation adjustment                   -                -                -                -
     Minimum pension liability adjustment                    170                -                -                -
     Exercise of stock options and other                       -                -                -                -
     Sale of common stock                                      -                -                -                -
     Tax effect of employee gains
          on exercise of stock options                         -                -                -                -
                                                  ----------------   --------------    -------------   --------------
Balance, November 4, 1994                                (1,880)           14,501           36,275              109
     Net loss                                                  -         (12,941)                -                -
     Foreign currency translation adjustment                   -                -                -                -
     Minimum pension liability adjustment                    245                -                -                -
     Exercise of stock options and other                       -                -                -                -
                                                  ----------------   --------------    -------------   --------------
Balance, November 3, 1995                                (1,635)            1,560           36,275              109
     Net income                                                -            6,756                -                -
     Foreign currency translation adjustment                   -                -                -                -
     Minimum pension liability adjustment                    392                -                -                -
     Exercise of stock options and other                       -                -                -                -
                                                  ----------------   --------------    -------------   --------------
Balance, November 3, 1996                           $    (1,243)      $     8,316           36,275     $         109
                                                  ================   ==============    =============   ==============

See accompanying notes to consolidated financial statements.

FARAH INCORPORATED AND SUBSIDIARIES
Consolidated Statements of Cash Flows

Years ended November 3, 1996,  November 3, 1995 and November 4, 1994  (Thousands
of dollars)
                                                                          1996            1995           1994
                                                                  -----------------    -----------    -----------
Cash flows from (used in) operating activities:
     Net income (loss)                                             $         6,756       (12,941)         10,805
     Adjustments to reconcile net income (loss)
        to net cash from (used in)
        operating activities:
           Depreciation and amortization                                     5,434          4,020          2,966
           Amortization of deferred gain on building sale                  (2,032)        (2,032)        (2,032)
           Amortization of deferred gain on subsidiary sale                (2,538)              -              -
           Deferred income taxes                                             1,654        (1,934)        (2,322)
           Gain on sale of assets                                         (10,041)          (756)              6
     Decrease (increase) in:
           Trade receivables, net                                          (1,847)        (2,893)        (4,473)
           Inventories                                                      10,730          2,661       (21,030)
           Other current assets                                              1,931        (1,016)        (1,840)
     Increase (decrease) in:
           Trade payables                                                    6,394        (4,662)          1,982
           Other                                                             (990)        (1,098)          5,158
                                                                  -----------------    -----------    -----------
                 Net cash from (used in) operating activities               15,451       (20,651)       (10,780)
                                                                  -----------------    -----------    -----------
Cash flows from (used in) investing activities:
     Purchases of property, plant and equipment                            (4,397)       (11,756)        (8,822)
     Proceeds from disposition of property, plant
           and equipment                                                    22,689          1,785             36
                                                                  -----------------    -----------    -----------
                 Net cash from (used in) investing activities               18,292        (9,971)        (8,786)
                                                                  -----------------    -----------    -----------
Cash flows from (used in) financing activities:
     Net increase (decrease) in short-term debt                           (24,035)         26,771        (7,791)
     Proceeds from issuance of long-term debt                                    4          6,426          1,058
     Repayment of long-term debt                                           (9,371)        (1,284)        (3,650)
     Proceeds from sale of common stock                                         19            934         29,352
     Other                                                                   (793)          (711)          (453)
                                                                  -----------------    -----------    -----------
                 Net cash from (used in) financing activities             (34,176)         32,136         18,516
                                                                  -----------------    -----------    -----------
Foreign currency translation adjustment                                        553          (229)          1,415
                                                                  -----------------    -----------    -----------
Net increase in cash                                                           120          1,285            365
Cash, beginning of year                                                      3,657          2,372          2,007
                                                                  -----------------    -----------    -----------
Cash, end of year                                                  $         3,777          3,657          2,372
                                                                  =================    ===========    ===========
Supplemental cash flow disclosures:
    Interest paid                                                  $         4,449          4,116          2,416
    Income taxes paid                                                        1,019          1,625            457
    Assets acquired through direct financing
        loans or capital leases                                                726          3,923          3,243
    Exchange of debentures                                                       -              -          1,673

See accompanying notes to consolidated financial statements.

FARAH INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 3, 1996, November 3, 1995 and November 4, 1994


1.  Summary of Significant Accounting Policies

NATURE OF OPERATIONS

         Farah Incorporated is a multinational apparel marketer and manufacturer headquartered in the United States. The company's principal business is the sale of men's and boys' pants, coats, shirts and women's slacks. The principal markets for the company's products are retail customers in the United States, Europe and the South Pacific.

PRINCIPLES OF PRESENTATION

         The consolidated financial statements include the accounts of Farah Incorporated (the "Parent Company") and its subsidiaries (the "Company"). All significant intercompany transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the 1996 presentation. The Parent Company's assets consist of investments in and advances to subsidiaries. The Parent Company does not have any significant amount of separate debt, credit facilities or other liabilities, except for the 8.5% convertible subordinated debentures discussed in Note 3.

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

CASH EQUIVALENTS

         Cash equivalents include demand deposits and short-term investments with original maturities of three months or less. The Company had no cash equivalents at November 3, 1996 and November 3, 1995.

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

INTANGIBLE ASSETS

         At November 3, 1996 and November 3, 1995, intangible assets were $1,427,000 and $1,508,000, respectively, and consisted primarily of goodwill, trademarks and other intangible assets. Intangible assets are carried at cost less accumulated amortization. Most intangible assets are amortized on a straight-line basis over their estimated useful lives ranging from 2 to 30 years. Amortization expense approximated $353,000 in 1996, $283,000 in 1995 and $260,000 in 1994.

REVENUE RECOGNITION

         Revenue is recognized upon shipment of product.

ADVERTISING AND PROMOTION COSTS

         Advertising and promotion costs are expensed in the year incurred. Advertising expense approximated $10,629,000 in 1996, $17,003,000 in 1995 and $13,000,000 in 1994.

FOREIGN CURRENCIES

         Foreign entities whose functional currency is the U.S. dollar translate monetary assets and liabilities at year-end exchange rates and non-monetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year, except for depreciation which is translated at historical rates. Gains and losses from changes in exchange rates are recognized in consolidated income in the year of occurrence. Foreign entities whose functional currency is the local currency translate net assets at year-end rates and income and expense accounts at average exchange rates. Adjustments resulting from these translations are reflected in the Shareholders' equity section titled "Cumulative foreign currency translation adjustment."

INCOME TAXES

         Deferred income taxes reflect the tax effect of temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes and are measured by applying currently enacted tax laws. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits is more likely than not.

INCOME (LOSS) PER SHARE

         Income per share in 1996 and 1994 is based on the weighted average number of shares and common stock equivalents outstanding. Stock options are included as common stock equivalents under the treasury stock method, where dilutive. Additional dilution from the 8.5% convertible subordinated debentures (Note 3), which are not common stock equivalents, is not material. Loss per share in 1995 is based on the weighted average number of shares outstanding.

2.  Property, Plant and Equipment

Property, plant and equipment is comprised of the following:



                                                                           Thousands of dollars
                                                 Estimated usefu      --------------------------
                                                   lives (years)          1996          1995
                                                 -------------------  -------------  -----------
       Factory machinery and equipment                  9-12              $ 28,213        34,463
       Buildings                                       20-50                 5,479         6,001
       Building improvements                            3-20                 4,373         5,720
       Other fixtures and equipment                     3-20                16,100        14,386
       Land                                                                    770           770
       Construction in progress                                                937         1,248
                                                                      -------------  ------------
              Total property, plant and                                     55,872        62,588
       equipment
       Less accumulated depreciation                                        30,502        29,225
                                                                      -------------  ------------
               Net property, plant and equipment                          $ 25,370        33,363
                                                                      =============  ============

         In June 1996, the Company sold its facility located in Piedras Negras, Mexico for a purchase price of approximately $22,200,000 in cash. Proceeds from the sale, net of expenses, were used to retire a long-term capital lease obligation of approximately $7,200,000 plus other long-term obligations. The balance of the proceeds of approximately $13,800,000 was applied to the Company's Credit Agreement. The transaction resulted in a deferred gain of approximately $4,046,000 of which approximately $2,538,000 was recognized in 1996.

         In October 1995, the Company sold a building, land and factory equipment located in San Jose, Costa Rica. Total net proceeds were $2,130,000. The transaction resulted in a gain of approximately $986,000 of which approximately $750,000 was recognized in 1995 and $236,000 in 1996.

     Depreciation expense approximated $5,081,000 in 1996, $3,737,000 in 1995 and $2,706,000 in 1994.

         In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," was issued. The Company elected to adopt this pronouncement for its fiscal year that began November 4, 1995. The adoption of this statement did not have a significant impact on the Company.

3.  Debt and Liquidity

SHORT-TERM DEBT

         The Company's primary Credit Agreement provides up to $50,000,000 of credit through July 1, 1998, for the Company's United States and United Kingdom operations for either borrowings or letters of credit. Availability under the Credit Agreement is limited by formulas derived from accounts receivable and inventory. The Credit Agreement is collateralized by substantially all assets of Farah U.S.A., Farah U.K. Limited and Value Slacks and is guaranteed by its parent company and each of Farah U.S.A.'s domestic affiliates. Such guarantees are collateralized by substantially all of the assets of the related affiliates. The interest rate is prime (8 1/4% at November 3, 1996) plus 1% for borrowings and 1/6% per month for letters of credit. An unused credit line fee of 1/2% per annum is charged on the unused portion of the line when borrowings decrease below $17,500,000. As of November 3, 1996, usage under the Credit Agreement was $23,045,000 (including letters of credit of $2,610,000) and the excess credit line available was $26,955,000. The Credit Agreement restricts certain additional indebtedness and requires the maintenance of minimum tangible net worth, minimum working capital and maximum capital expenditures. As of November 3, 1996, the Company was in compliance with the minimum working capital and minimum tangible net worth covenants. The Company's Farah U.S.A. capital expenditures, however, exceeded the covenant limit by approximately $285,000. The Company's lender waived this covenant for fiscal 1996. The Credit Agreement prohibits the payment of dividends by the Company, and except for debt service of the Company's 8.5% convertible subordinated debentures, the Credit Agreement restricts the subsidiaries from transferring substantially all net assets to the Parent Company through intercompany loans, advances or dividends.

         The  following  table  reflects  short-term  debt balances and interest rates in 1996, 1995 and 1994:
                                                     Thousands of dollars
                                            ------------------------------------
                                               1996         1995        1994
                                            -----------   ----------  ----------
         Average outstanding balance          $ 31,473       36,842      23,268
         Maximum month-end
              balance outstanding             $ 41,816       47,338      39,995
         Weighted average interest rate:
              During year                         9.4%         9.7%        9.0%
              Year-end                            9.2%         9.8%        8.7%

LONG-TERM DEBT

         In 1996, the Company sold its Piedras Negras, Mexico facility. Proceeds from the sale were used to retire the Company's largest capital lease obligation, collateralized by property, plant and equipment, as well as other small capital lease obligations related to equipment at the facility. Capital lease obligations retired in June 1996 approximated $7,700,000.

         Long-term debt at year-end is as follows:
                                                                                Thousands of dollars
                                                                             -------------------------
                                                                                1996          1995
                                                                             ------------   ----------

Capital lease, collateralized by property, plant and equipment, bearing interest at LIBOR plus 3 3/16%, due in 20 quarterly
   installments, with a 15% balloon payment in 2000                             $      -        7,757

8.5% convertible subordinated debentures due February 1, 2004, convertible into the Company's common stock at $15.2375
    per share                                                                      1,663        1,663

Collateralized  loan for  aircraft  purchase  bearing  interest  at 8.4%,  fixed through June 22, 1998, then at prime plus 1%
    through June 2004, due in monthly installments                                 1,165        1,317

Various notes, collateralized by property, plant and equipment, bearing interest at rates ranging from 7.25% to 12.50%,due in
    monthly installments through 2005                                                554          548

Various obligations under other capital leases                                     2,612        3,690
                                                                             ------------   ----------
      Total long-term debt                                                         5,994       14,975
      Less current installments                                                    1,288        2,407
                                                                             ------------   ----------
          Net long-term debt                                                 $     4,706       12,568
                                                                             ============   ==========

Installments of long-term debt and capital lease obligations mature as follows:
                                                       Thousands of dollars
                                                ---------------------------------
                                                  Long-term       Capital Lease
                                                     Debt          Obligations
                                                --------------   ----------------
                                      1997          $     274              1,239
                                      1998                254              1,131
                                      1999                251                423
                                      2000                200                117
                                      2001                182                  -
                           2002 and beyond              2,221                  -
                                                --------------   ----------------
                                                        3,382              2,910
                     Less interest portion                  -                298
                                                ==============   ================
                                                $       3,382              2,612
                                                ==============   ================

         The Company believes that its borrowing availability from its Credit Agreement, its ability to access other capital markets, if necessary, and its projected cash from operations will be sufficient to meet anticipated liquidity requirements for fiscal 1997.

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

5.  Employee and Director Stock Options and Awards

         The Company has several stock-based compensation plans, which are described below. The Company applies APB Opinion 25 and related Interpretations in accounting for its stock-based compensation plans. In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") which, if fully adopted by the Company, would change the methods the Company applies in recognizing the cost of its stock-based compensation plans. Adoption of the cost recognition provisions of SFAS 123 is optional and the Company has decided not to elect these provisions. However, pro forma disclosures as if the Company adopted these cost recognition provisions in 1995 are required for fiscal years beginning after December 15, 1995. The Company has elected to provide these disclosures for its fiscal year which began on November 4, 1995.

STOCK OPTION PLAN

         The current stock option plan is the Farah Incorporated 1991 Stock Option and Restricted Stock Plan (the "1991 Plan"). Under the 1991 Plan, the Company is authorized to issue up to 1,225,000 shares of common stock pursuant to stock options (or, as described below, as shares of restricted stock). The Company is authorized under the 1991 Plan to grant stock options as incentive stock options (intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended) and/or as options that are not intended to qualify as incentive stock options.

         The 1991 Plan provides that the exercise price of any stock option shall be determined by the Stock Option and Compensation Committee in its discretion. All options granted have an exercise price equal to the per share fair market value as of the date of the grant. All stock options granted in 1995 have a term of ten years and vest at the rate of fifty percent (50%) per year on each anniversary of the date of grant, commencing on the first anniversary of the date of grant. The options granted in 1996 have a term of approximately ten years, are 50% vested on the date of grant, and fully vest on the first anniversary of the date of grant.

         The Company granted 489,000 options in 1996 and 7,000 options in 1995. In accordance with APB 25, the Company has not recognized any compensation cost for the stock options granted in 1995 and 1996.

NON-EMPLOYEE DIRECTOR STOCK OPTION PLANS

         The Company adopted two non-employee director stock option plans, the Farah Incorporated 1988 Stock Option Plan for Non-Employee Directors and the Farah Incorporated 1996 Non-Employee Directors Stock Option Plan (collectively, the "Director Stock Option Plans"). Under the Director Stock Option Plans, the Company is authorized to issue up to 150,000 and 300,000 shares, respectively, of common stock pursuant to stock options (or, as described below, as shares of restricted stock) to selected directors. The Company is authorized under the Director Stock Option Plans to grant only non-qualified stock options. The Director Stock Option Plans provide that the exercise price of any stock option shall be the fair market value as of the date the option is granted.

         The Company granted options for 31,000 and 9,000 shares under the Director Stock Option Plans in 1996 and 1995, respectively. Generally, stock options granted to directors on March 12, 1996 and March 14, 1995 have a term of ten years and are fully vested as of the date of grant. Stock options granted on September 30, 1996 have a term of five years and vest at the rate of 50% per year on each anniversary of the date of grant, commencing on the first anniversary of the date of grant. In accordance with APB 25, the Company has not recognized any compensation cost for the stock options granted in 1996 and 1995.

         A summary of the status of the  Company's  stock options as of November
3, 1996, November 3, 1995 and November 4, 1994 and the changes during the years ended on those dates is presented below:

                                    1996 Stock  Options          1995 Stock Options            1994 Stock Options
                              ----------------------------- ----------------------------  --------------------------
                                 Number of       Weighted      Number of      Weighted     Number of      Weighted
                                 Shares of       Average       Shares of      Average      Shares of      Average
                                 Underlying      Exercise     Underlying      Exercise     Underlying     Exercise
                                  Options         Prices        Options        Prices       Options        Prices
                               --------------- ------------- -------------- ------------- ------------- -------------
Outstanding at beginning
   of year                            455,637     $   10.87        478,985      $  10.68    $  570,437        6.62
Granted                               520,000          5.94         16,000          8.53       192,500       16.77
Exercised                             (3,500)          5.48       (25,514)          5.81     (283,952)        6.66
Forfeited                            (17,924)         11.08       (10,834)         11.02             -
Expired                               (4,500)          6.96        (3,000)          9.81             -
                               ---------------                -------------               ------------
Outstanding at end of year            949,713          8.21        455,637         10.87       478,985       10.68
                               ===============                =============               ============

Exercisable at end of year            678,463          9.07        448,637         10.91       345,735        9.60

Weighted-average fair
     market value of
     options granted
     during the year             $       2.66                     $   3.78                         N/A

         The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 1996 and 1995: dividend yield of 0% for both years; expected volatility of 51.3% for both years; risk-free interest rates are different for each grant and range from 5.43% to 7.76%; and the expected lives of options are different for each grant and range from 2.6 years to 4.8 years.

         The  following  table  provides a summary of  options  outstanding  and exercisable at November 3, 1996:
                                        Options Outstanding                            Options Exercisable
                        --------------- -- --------------- -- --------------   -------------- -- --------------
                                              Weighted
                                              Average           Weighted                           Weighted
                                             Remaining           Average                            Average
 Range of Exercise          Number         Contract Life        Exercise          Number           Exercise
      Prices             Outstanding          (Years)             Price         Exercisable          Price
--------------------    ---------------    ---------------    --------------   --------------    --------------

$4.00 to $6.00                 366,500               8.92             $5.48          203,750             $5.38
$6.375 to $8.625               396,713               7.00              6.79          288,213              6.84
up to $21.375                  186,500               7.35             16.56          186,500             16.56
                        ---------------                                        --------------
$4.00 to $21.375               949,713               7.81              8.21          678,463              9.08
                        ===============                                        ==============

RESTRICTED STOCK

         Restricted stock may be granted pursuant to the 1991 Plan.

         The Company may grant, as restricted common stock, all or a portion of the 1,225,000 shares of common stock reserved under the 1991 Plan. During 1996 and 1995 there were no shares of restricted stock granted.

         During 1994 and 1993, 104,000 and 80,000 shares, respectively, of the Company's common stock were awarded to certain officers and directors pursuant to the 1991 Plan. The awards vest over varying periods ending in 1998, of which 37,665 shares vested in 1996, 62,666 shares vested in 1995 and 46,169 shares vested in 1994. The Company recognizes the expense related to these awards over the period of service called for by the vesting provision of the awards.

PRO FORMA NET INCOME (LOSS) AND NET INCOME (LOSS) PER COMMON SHARE

         Had the compensation cost for the Company's stock-based compensation plans been determined consistent with SFAS 123, the Company's net income (loss) and net income (loss) per common share for 1996 and 1995 would approximate the pro forma amounts below (in thousands except per share data):

                                   As Reported       Pro Forma      As Reported      Pro Forma
                                   November 3,      November 3,      November 3,     November 3,
                                      1996             1996             1995            1995
                                 --------------  ---------------  --------------- ----------------

          Net income (loss)        $    6,756             5,945         (12,941)       (12,973)
          Net income (loss)
             per common share      $      .66               .58           (1.28)         (1.28)

         Pro forma charges to expense for options granted in 1996 and 1995 are as follows:

                                                          Thousands of dollars
                           ------------- - ------------ --- --------------- -- -------------
                           1996 Annual        1995              Charge
                              Charge         Annual          Allocable to      Total Charge
                                             Charge          Future Years
                           -------------   ------------     ---------------    -------------

   1995 Stock options       $        15             43                   2         $     60
   1996 Stock options               918              -                 464            1,382
                           -------------   ------------     ---------------    -------------
   Total                     $      933             43                 466         $  1,442
                            ============   ============     ===============    =============

         The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to 1995.

6.   Income Taxes

         The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at November 3, 1996 and November 3, 1995 are as follows:
                                                                          Thousands of dollars
                                                                       --------------------------
                                                                          1996          1995
                                                                       -----------   ------------

            DEFERRED TAX ASSETS:
                U.S. federal NOL carryforwards                         $    2,062          4,477
                Foreign NOL carryforwards                                     771            871
                Deferred gain                                               1,871          1,785
                Foreign tax credit carryforwards                              451          1,897
                Other accrued expenses                                      3,563          3,644
                Other prepaid assets                                          235            276
                                                                       -----------   ------------
                      Total deferred tax assets                             8,953         12,950
                                                                       -----------   ------------

            DEFERRED TAX LIABILITIES:
                Tax in excess of financial statement
                   depreciation and amortization                            1,980          1,682
                Other accrued expenses                                        600            490
                                                                       -----------   ------------
                      Total deferred tax liabilities                        2,580          2,172
                                                                       -----------   ------------

                Net deferred tax asset                                      6,373         10,778
                Valuation allowance                                       (3,825)        (6,576)
                                                                       -----------   ------------
                       Deferred income tax asset, net                       2,548          4,202
                       Less current portion                               (2,548)        (1,747)
                                                                       -----------   ------------
                       Long-term deferred income tax asset, net        $        -          2,455
                                                                       ===========   ============

         As of November 3, 1996, the decrease in the Company's deferred tax assets was primarily due to partial utilization of the Company's domestic net operating loss from 1995 and to the expiration of foreign tax credits which had been fully reserved. The Company is undergoing a federal examination of its United States tax returns for fiscal years 1994 and 1995, and as of November 3, 1996, it is uncertain what the outcome of the audit will be and what impact it will have on the Company's domestic net operating loss and foreign tax credit carryforwards.

         Realization of the deferred tax asset after considering reversing taxable differences is dependent upon the Company generating future taxable income from operations in the respective taxing jurisdiction. Management does not believe it is more likely than not the Company will generate sufficient taxable income during the carryforward periods for certain portions of the deferred tax assets and, accordingly, has provided a valuation allowance of $3,825,000 and $6,576,000 at November 3, 1996 and 1995, respectively.

         The net change in the valuation allowance for deferred tax assets at November 3, 1996 was a decrease of $2,751,000 due primarily to the expiration of foreign tax credit carryforwards, which had been fully reserved, combined with an increase in deferred tax liabilities and a change in estimate of realization of deferred tax assets.

Income (loss) before taxes and incomes taxes in 1996, 1995 and 1994 are shown below:

                                                                        Thousands of dollars
                                                       --------------- -- ------------- -- --------------
                                                            1996              1995             1994
                                                       ---------------    -------------    --------------
INCOME (LOSS) BEFORE INCOME TAXES:
    Domestic operations                                $        6,277         (16,728)             9,415
    Foreign operations                                          3,460            1,452             1,690
                                                       ---------------    -------------    --------------
                      Total Consolidated               $        9,737         (15,276)            11,105
                                                       ===============    =============    ==============
INCOME TAX PROVISION:
    Domestic operations
         Current                                       $          450          (1,087)             2,194
         Deferred                                               1,654          (1,934)           (2,322)
                                                       ---------------    -------------    --------------
             Total Domestic                                     2,104          (3,021)             (128)

    Foreign operations
         Current                                                  877              686               428
         Deferred                                                   -                -                 -
                                                       ---------------    -------------    --------------
              Total Foreign                                       877              686               428
                                                       ---------------    -------------    --------------
                       Total Consolidated               $       2,981          (2,335)               300
                                                       ===============    =============    ==============

     The effective tax rate differs from the U.S. statutory rate of 34% as summarized below:

                                                                         Thousands of dollars
                                                       --------------- -- ------------- -- --------------
                                                            1996              1995             1994
                                                       ---------------    -------------    --------------

Expected income taxes at U.S. statutory rate           $        3,311          (5,194)             3,776
     Non-deductible expenses                                      212               87                21
     Permanent differences on assets sold                         172                -                 -
     Effect of differing tax rates in foreign
         countries                                               (91)               46               160
     Unrecognized deferred tax benefits                             -            2,633                 -
     U.S. taxes on dividends from foreign countries                 -               93               143
     Recognition of previously unrecognized
         deferred tax benefits                                  (761)                -           (4,257)
     Other                                                        138                -               457
                                                       ---------------    -------------    --------------
Income taxes, as reported                              $        2,981          (2,335)               300
                                                       ===============    =============    ==============

         At November 3, 1996, the Company's foreign subsidiaries have deferred tax assets of $771,000 from net operating loss carryforwards that are available indefinitely to offset future foreign taxable income. In addition at November 3, 1996, the Company has $451,000 in foreign tax credit carryforwards to offset future foreign income repatriated and taxed in the U.S. These credits are due to expire 1998 through 2000 if not used.The Company's domestic NOL of approximately $6,100,000 expires in 2010.

         Certain of the Company's foreign subsidiaries had undistributed accumulated earnings of approximately $25,076,000 for U.S. tax purposes at November 3, 1996. No U.S. tax has been provided on the undistributed earnings because management intends to indefinitely reinvest such earnings in the foreign operations. The amount of the unrecognized deferred tax liability associated with these undistributed earnings is approximately $8,526,000 at November 3, 1996. If foreign earnings are repatriated, the U.S. tax on such earnings can be offset, to a limited extent, with the foreign tax credits.

7.  Employee Benefit Plans

         The Company has two retirement plans: (1) a defined contribution plan established pursuant to Section 401(k) of the Internal Revenue Code which covers all non-union U.S. employees, and (2) a defined benefit plan which covers substantially all bargaining unit employees and retirees.

         Under the defined contribution plan, each participant may contribute from 1% to 15% of his/her compensation. The Company matches contributions up to 3% of the participant's compensation. In 1996, 1995 and 1994, the Company's contribution to the plan was approximately $306,000, $444,000 and $413,000, respectively.

         Under the defined benefit plan, the basic monthly pension payable to a participant upon normal retirement equals the product of the participant's monthly benefit rate times the number of years of credited service. Assets of the defined benefit plan are invested primarily in U.S. government obligations, corporate bonds and equity securities.

         The Company's policy is to fund accrued pension cost when such costs are deductible for tax purposes. Net periodic pension cost for the years ended November 3, 1996, November 3, 1995 and November 4, 1994, included the following components:
                                                                          Thousands of dollars
                                                        --------------------------------------------
                                                           1996            1995            1994
                                                        ------------    ------------   -------------
Service cost-benefits earned during the period           $       64              47              50
Interest cost on projected benefit obligation                   576             577             528
Actual return on plan assets                                  (786)         (1,514)           (286)
Net amortization and deferral                                   263           1,165            (35)
                                                        ------------    ------------   -------------
      Net periodic pension cost                          $      117             275             257
                                                        ============    ============   =============

     The following table sets forth the funded status at November 3, 1996 and November 3, 1995, of the defined benefit plan:

                                                                                Thousands of dollars
                                                                           ----------------------------
                                                                               1996           1995
                                                                           -------------  -------------
ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATION:
Vested benefit obligation                                                    $  (7,601)        (7,801)
 Nonvested benefit obligation                                                     (174)          (150)
                                                                           -------------  -------------
      Accumulated benefit obligation                                         $  (7,775)        (7,951)
                                                                           =============  =============

Projected benefit obligation                                                 $  (7,775)        (7,951)
Plan assets at market value                                                       7,437          6,888
                                                                           -------------  -------------
       Projected benefit obligation in excess of plan assets                      (338)        (1,063)
Unrecognized transition liability being recognized over
    average future service of plan participants                                     401            468
Unrecognized net loss from past experience different from
    that assumed and effects of changes in assumptions                            1,243          1,635
Adjustment required to recognize minimum liability                              (1,644)        (2,103)
                                                                           -------------  -------------

       Accrued pension expense                                                $   (338)        (1,063)
                                                                           =============  =============

         In determining the benefit obligations and service cost of the Company's defined benefit plan, weighted average discount rates of 7.75% and 7.5% were used in 1996 and 1995, respectively. The expected long-term rate of return on plan assets was 9.5% in both years.

8.  Commitments and Contingencies

         During 1988, the Company consummated a sale and leaseback of its main El Paso, Texas, manufacturing and office facility. A portion of the sale was paid by delivery of a $7,500,000 promissory note to the Company, collateralized by a second mortgage on the property. The balance of the note receivable at November 3, 1996 and November 3, 1995, was $5,600,000 and $5,910,000,
respectively. The promissory note bears interest at 9.25% with principal and interest payable in monthly installments through February 2007. In connection with the sale, the Company entered into a 10 year operating lease of the facility. The Company has pledged a $2,500,000 certificate of deposit as security for this lease. A deferred gain was recognized on the sale, of which $3,218,000 remains to be recognized through 1998.

         The Company and its subsidiaries occupy certain facilities and use certain equipment under operating leases which expire at various dates from fiscal 1997 to 2016. The following is a summary by year of the noncancelable portion of future minimum lease payments under operating leases:

                                                       Thousands
                                                       of dollars
                                                     --------------
                                                1997    $    8,608
                                                1998         6,409
                                                1999         3,099
                                                2000         2,370
                                                2001         1,520
                                         Later years        12,816
                                                     -------------
                                     Lease payments*     $  34,822
                                                      =============

         *Minimum payments have not been reduced by minimum sublease rental income of $2,132,000 due in the future under noncancelable subleases.

         The Company has subleased approximately two-thirds of its El Paso manufacturing facility. The following is a summary by year of the noncancelable portion of future minimum rental income:

                                                       Thousands
                                                       of dollars
                                                      ------------
                                             1997      $    1,284
                                             1998             848
                                                      ------------
                                            Total      $    2,132
                                                      ============

         Rental expense for all operating leases for 1996, 1995 and 1994 was $8,162,000, $8,659,000 and $7,623,000, respectively (net of sublease income of approximately $1,061,000 in 1996, $1,015,000 in 1995 and $881,000 in 1994).

         At  November  3,  1996,  the  Company  had   commitments   for  capital
expenditures of approximately $1,600,000.

         Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, consist primarily of cash and trade accounts receivable. The Company restricts investment of cash to financial institutions of high credit standing. In addition, the Company performs ongoing credit evaluations of its customers' financial condition. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historic trends and other information. The Company's customers are not concentrated in any specific geographic region but are concentrated in the retail industry. In 1996 and 1995, one U.S. customer accounted for $36,260,000 (14.6%) and $30,191,000 (12.5%), respectively, of the Company's consolidated sales. In addition, in 1996 another U.S. customer accounted for $26,571,000 (10.7%) of consolidated sales. In 1994, no one customer accounted for more than 10% of consolidated sales.

         The Company is involved in certain legal proceedings in the normal course of business. Based on advice of legal counsel, management believes that the outcome of such litigation will not materially affect the Company's consolidated financial position, results of operations or cash flows.

 9.   Fair Values of Financial Instruments

         The following methods and assumptions were used by the Company in estimating the fair value disclosures for its financial instruments. For cash and trade receivables, the carrying amounts reported in the Consolidated Balance Sheets approximate fair value because of the short-term maturity of these instruments. The carrying values of the borrowings under the Credit Agreement and the note receivable approximate fair value, as interest rates for these instruments approximate current market rates. The carrying amount and fair value of the Company's convertible debentures was $1,663,000 and $1,247,000, respectively, at November 3, 1996. At November 3, 1995, the carrying amount was $1,663,000 and the fair value was $1,039,000. The fair value of the convertible debentures was based upon quoted market prices at November 3, 1996 and November 3, 1995.

10.  Geographic Segment Information

         The Company is engaged in one business segment. This includes the design, manufacture, distribution and sale of men's, young men's, boys' and women's apparel in the United States and certain foreign countries, principally in Europe and the South Pacific. The following table presents information regarding geographic segments for 1996, 1995 and 1994. Transfers between the United States and foreign areas are recorded at normal selling prices. Operating profit is total revenue less operating expenses. In computing operating profit, general corporate expenses, interest expense and income taxes have been excluded.

                                                                 Thousands of dollars
                                                    -------------------------------------------
                                                       1996            1995           1994
                                                    ------------   -------------   ------------
        NET SALES:
        United States to unaffiliated customers     $   199,574         193,274        206,732
        Transfers between areas                               -             266            547
                                                    ------------   -------------   ------------
                  Total United States                   199,574         193,540        207,279
        Europe                                           30,677          32,033         24,119
        South Pacific                                    17,347          15,490         11,924
        Adjustments and eliminations                          -           (266)          (547)
                                                    ------------   -------------   ------------
                  Total                             $   247,598         240,797        242,775
                                                    ============   =============   ============

        OPERATING PROFIT (LOSS):
        United States                               $     1,981        (12,489)         12,535
        Europe                                                3             385            754
        South Pacific                                     2,626           1,549          1,418
        Adjustments and eliminations                          -               -           (67)
                                                    ------------   -------------   ------------
                  Total                                   4,610        (10,555)         14,640

        Net gain (loss) on sale of assets                10,041             755            (6)
        General corporate expenses                      (1,683)         (1,751)        (1,773)
        Interest expense, net                           (3,231)         (3,725)        (1,756)

                                                    ------------   -------------   ------------
              Income (loss) before income taxes     $     9,737        (15,276)         11,105
                                                    ============   =============   ============

        IDENTIFIABLE ASSETS:
        United States                               $   123,520         146,172        132,238
        Europe                                           16,552          17,326         16,342
        Far East and the South Pacific                   17,645          14,357         13,011
        Adjustments and eliminations                    (3,854)         (4,028)        (3,540)
                                                    ------------   -------------   ------------
                   Total                            $   153,863         173,827        158,051
                                                    ============   =============   ============


         Approximately 66% and 28% of all product sold in the United States in 1996 was assembled in Mexico and Costa Rica, respectively, in the Company's owned facilities or by contractors. Included in the Company's consolidated balance sheet at November 3, 1996 were net assets located in Mexico and Costa Rica totaling approximately $1,305,000 and $6,948,000, respectively.

11.      Related Party Transaction

         In 1996, the Company entered into a joint venture agreement to form Global Sourcing Services, Inc., a Cayman Islands corporation ("Global Sourcing"). Global Sourcing is owned 50% by the Company and the other 50% is owned by an unrelated corporation controlled by individuals involved in the manufacturing of apparel in Mexico. The purpose of the joint venture is to provide production sourcing in Mexico for Farah U.S.A. Global Sourcing is currently negotiating a contract with a corporation in Mexico controlled by the other joint venture partner. Christopher L. Carameros, a member of the Company's Board of Directors, has a 10% profits interest in the Mexican corporation with whom Global Sourcing intends to contract. During fiscal 1996, the Company paid this Mexican corporation $154,000 for other production sourcing. In December 1996, the Company guaranteed approximately $1.3 million of indebtedness of the Mexican corporation and Global Sourcing, the proceeds of which were used to acquire equipment to be used in providing production sourcing.

12.      Subsequent Events

         On January 5, 1997, a fire occurred at the Company's leased garment manufacturing plant in Galway, Ireland. Certain inventory and manufacturing equipment were destroyed or damaged; however, the Company believes that it is fully insured for such losses. It is anticipated that it will take a minimum of six months to fully restore operations at the Galway facility. Losses may be incurred related to the prolonged business interruption of this facility and its related impact on the Company's other manufacturing facility in Ireland. Accordingly, management is currently evaluating whether it is economically feasible to continue its operations in Ireland. The Company is uncertain to what extent these losses are covered by insurance. Farah Ireland supplies approximately 45% of the products sold by the Company's Farah U.K. subsidiary whose annual sales approximated $30 million in fiscal year 1996. The Company has moved quickly to begin replacing the loss of inventory and production during the interruption period with outside contractors, however some loss of sales and related profit margins at Farah U.K. are expected. While the exact amount of the losses are not determinable at this time, the Company believes that the pre-tax write-off to be recorded in the 1997 first quarter is not expected to exceed $2.5 million.

         On November 30, 1996, the Company entered into a lease agreement with Santa Teresa Limited Partnership for a new distribution warehouse. The construction of the new facility has an estimated completion date of September 1997. The lease agreement provides an option to purchase the warehouse for $6,700,000 if Industrial Revenue Bond financing can be obtained. Relocation to the new warehouse is planned to be completed in the first quarter of fiscal 1998. New shelving, product handling and other equipment for the warehouse is estimated to cost approximately $4,000,000, most of which will be incurred in fiscal 1997.

REPORT OF INDEPENDENT ACCOUNTANTS




TO THE SHAREHOLDERS OF FARAH INCORPORATED:

         We have audited the accompanying consolidated balance sheet of Farah Incorporated (a Texas corporation) and subsidiaries as of November 3, 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Farah Incorporated and subsidiaries as of November 3, 1996, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.

Coopers & Lybrand L.L.P.

El Paso, Texas
December 18, 1996

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




TO THE SHAREHOLDERS OF FARAH INCORPORATED:


         We have audited the accompanying consolidated balance sheet of Farah Incorporated (a Texas corporation) and subsidiaries as of November 3, 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years ended November 3, 1995 and November 4, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Farah Incorporated and subsidiaries as of November 3, 1995, and the results of their operations and their cash flows for each of the years ended November 3, 1995 and November 4, 1994 in conformity with generally accepted accounting principles.




/s/ Arthur Andersen LLP

ARTHUR ANDERSEN LLP


Dallas, Texas
December 15, 1995

         Quarterly unaudited information for fiscal 1996 compared to fiscal 1995 is as follows:
                                                                       Thousands of dollars except share data
                                            ------------------------------------------------------------------------
                                            First Quarter     Second Quarter      Third Quarter      Fourth Quarter
                                            -------------    ----------------    ---------------    ----------------

1996
Net sales                                 $       51,510              64,058             55,973              76,057
Gross profit                                      13,797              16,134             14,562              19,565
Net income (loss)                                  (989)               (176)              6,887               1,034
Net income (loss) per share                        (.10)               (.02)                .67                 .10
Weighted average shares
      of common stock and
      common stock equivalents
      outstanding                             10,149,070          10,161,647         10,235,374          10,234,442

1995
Net sales                                 $       49,949              56,782             60,865              73,201
Gross profit                                      12,811              12,374             13,934              15,856
Net loss                                         (1,255)             (3,832)            (5,115)             (2,739)
Net loss per share                                 (.12)               (.38)              (.50)               (.27)
Weighted average shares of common
      stock outstanding                       10,096,111          10,125,186         10,131,027          10,136,908


      In the third quarter of fiscal 1996, the Company sold its Piedras Negras, Mexico facility, which resulted in an after-tax gain of approximately $6,900,000.

COMMON STOCK

         There were 10,235,371 shares of the Company's common stock, no par value, outstanding as of January 13, 1997, owned of record by approximately 2,200 shareholders. Trading volume during fiscal 1996 averaged approximately 31,700 shares per day. The common stock is listed on the New York Stock Exchange which is its principal U.S. trading market (trading symbol: FRA). The following table sets forth the high and low sales prices for the common stock on the New York Stock Exchange for each quarterly period during the last two fiscal years:

                                                1996                            1995
                                 ---------------------------      ----------------------------
                                     High           Low              High             Low
                                 -------------  ------------      ------------    ------------

         1st Quarter             $    7  1/ 8       4  1/ 2                 9         6  5/ 8
         2nd Quarter                  6  3/ 8       4  1/ 2           8  5/ 8         6  7/ 8
         3rd Quarter                        9       5  3/ 4           8  3/ 8               6
         4th Quarter                  7  7/ 8       5  7/ 8           8  1/ 8         6  1/ 4

         The closing sales price of the Company's common stock on the New York Stock Exchange as of January 13, 1997, was $7.875.

         As of November 3, 1996, there were $1,663,000 aggregate principal amount of the Company's 8.5% convertible subordinated debentures due February 1, 2004, outstanding, owned of record by 27 holders.

         The Company has not paid any dividends on its common stock since 1986. The Company's Credit Agreement prohibits the payment of dividends by the Company.

SELECTED FINANCIAL DATA
                                                          Thousands of dollars, except share and per share data
                                          --------------------------------------------------------------------------------
                                                  1996             1995            1994          1993           1992
                                          -------------------  --------------  -------------  ------------  --------------
Summary of Operations:

Net sales                                 $          247,598         240,797        242,775       180,114         151,990
Cost of sales                                        183,540         185,822        172,300       127,020         113,509
Selling, general and
       administrative expenses                        62,189          68,002         58,294        47,372          41,915
Factory conversion expenses                                -               -              -         4,000               -
Operating income (loss)                                1,869        (13,027)         12,181         1,722         (3,434)
Other income (expense):
       Foreign currency transaction
            gains (losses)                               374             512            449         (151)           1,460
       Gain (loss) on sale of asset                   10,041             756            (6)           320               9
       Provision for Generra bankruptcy                    -               -                                      (6,146)
                                                                                          -             -
       Other, net                                        684             209            237           (3)           (149)
Interest expense, net                                (3,231)         (3,726)        (1,756)       (1,452)           (960)
Income (loss) before income taxes                      9,737        (15,276)         11,105           436         (9,220)
Income tax provision (benefit)                         2,981         (2,335)            300           304             369
Net income (loss)                                      6,756        (12,941)         10,805           132         (9,589)

Per Share Information:

Net income (loss)                         $              .66          (1.28)           1.16          0.02          (1.52)
Book value per share based on shares
       outstanding at balance sheet dates $             8.07            7.29           8.53          5.45            5.37
Shares outstanding                                10,172,971      10,145,326     10,080,341     7,971,625       7,266,642

Financial Position at Year-End:

Current assets                            $          118,338         127,911        123,919        95,325          71,808
Property, plant and equipment, net                    25,370          33,363         22,872        13,220          10,376
Other assets, non-current                             10,155          12,553         11,260        10,346          10,953
Total assets                                         153,863         173,827        158,051       118,891          93,137
Current liabilities                                   59,807          78,903         56,535        61,346          34,983
Long-term debt                                         4,706          12,568          5,170         1,179           4,452
Other liabilities                                      3,992           3,136          3,103         3,627           3,346
Deferred gain on sale of building                      3,218           5,250          7,282         9,314          11,346
Shareholders' equity                                  82,140          73,970         85,961        43,425          39,010
Total liabilities and shareholders' equity           153,863         173,827        158,051       118,891          93,137
Current ratio                                       2.0 to 1         1.6 to 1       2.2 to 1      1.5 to 1        2.1 to 1

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS


Results of Operations

         The following table sets forth certain financial data expressed as a percentage of net sales, for the years indicated:

                                                               Fiscal Year Ended
                                                   ------------ -- ------------ -- -------------
                                                      1996            1995             1994
                                                   ------------    ------------    -------------

         Net sales:
              Farah U.S.A.                               73.8%           73.5%            78.8%
              Farah International                        19.4%           19.7%            14.9%
              Value Slacks                                6.8%            6.8%             6.3%
                                                   ------------    ------------    -------------
         Total net sales                                100.0%          100.0%           100.0%
         Cost of sales                                   74.1%           77.2%            71.0%
                                                   ------------    ------------    -------------
              Gross profit                               25.9%           22.8%            29.0%
         Selling, general and
            administrative expenses                      25.1%           28.2%            24.0%
                                                   ------------    ------------    -------------
              Operating income (loss)                      .8%          (5.4%)             5.0%
         Other income (expense), net                      3.1%          (0.9%)           (0.4%)
                                                   ------------    ------------    -------------
              Income (loss) before income
                      taxes                               3.9%          (6.3%)             4.6%
         Income tax expense (benefit)                     1.2%          (0.9%)             0.1%
                                                   ------------    ------------    -------------
              Net income (loss)                           2.7%          (5.4%)             4.5%
                                                   ============    ============    =============

1996 Sales Compared to 1995

         Consolidated sales increased by $6,801,000 or 2.8% in fiscal 1996 compared to fiscal 1995. Sales increased in all of the Company's business groups, Farah U.S.A., Farah International and Value Slacks.

         Sales at Farah U.S.A. increased by $5,716,000 or 3.2%, from $177,035,000 in fiscal 1995 to $182,751,000 in fiscal 1996. Units sales were up 4.7%, while the average price per unit decreased 1.4%. The following table reflects comparative sales by product line:

                                                             Thousands of dollars
                                                      ------------------------------
                                                          1996             1995
                                                      -------------    -------------

                      Savane                        $      118,154          107,560
                      Farah and
                           Farah Clothing Co.               18,520           27,145
                      John Henry                             8,224           11,477
                      Private Label                         37,853           30,853
                                                      -------------    -------------
                                                    $      182,751          177,035
                                                      =============    =============

         The Company's largest label, Savane, experienced increased sales of approximately 10% for the year. The increase in sales is a result of the introduction of new lines and increases in existing product sales. During fiscal 1996, the Company introduced Deep Dye casuals and dress, womenswear, and Savane shirts. Sales of casual Savane men's product, which represented more than 67% of the total Savane business, were comparable in fiscal 1995 and fiscal 1996. The men's dress Savane product sales, however, increased by more than 90% and represented the major portion of the growth within the Savane label. For fiscal 1996, sales of dress Savane products represented 22% of the total Savane business, up from 13% in fiscal 1995. The introduction of the new Deep Dye dress, combined with improved sales of existing dress products, contributed to the overall increase in dress wear. The Company expects continued improvements in the Savane dress category in 1997, as a result of the introduction of a new upscale dress line called Savane Elements. This line will include dress slacks with coordinating coats, offering a sportswear or dress concept. Initial shipments of this product will be made in January 1997.

         Also contributing to growth in the Savane label were the introduction of a limited line of women's casual wear and men's shirts that began selling in July and October of 1996, respectively. The Company intends to pursue these new programs by offering them to more customers and expanding the lines in 1997.

         Sales of Farah, including Farah Clothing Company, and John Henry products declined in 1996 compared to 1995 by 32% and 28%, respectively. In the recent past, sales of these products declined as more and more Savane products were being sold. In response, the Company decided to reposition these labels into separate and distinct distribution channels in order to fully maximize their sales potential. That process was completed in the third and fourth quarter of 1996; however, up to that time sales continued to decline as customers phased out of their Farah and John Henry programs. During the third quarter of 1996, the Company began shipping the John Henry brand to Sears under a new sales plan, and since that time, John Henry sales have improved by more than 50% compared to the same period last year. While there can be no assurances, the Company believes that sales of John Henry product will continue to grow throughout 1997 as the Company delivers more product to Sears and gains additional customers in this marketing segment. To complete the product repositioning, the Company began selling its Farah brand to a limited number of stores of a major retailer in the mass merchandising distribution channel in the 1996 fourth quarter. While no assurances can be provided, the Company believes that it will continue to expand its Farah branded sales volume with this major retailer in 1997 as the Company delivers more product to additional stores.

         Sales of private label product increased approximately 23% in fiscal 1996 compared to 1995, and represented 21% of Farah U.S.A.'s sales in 1996. The private label business has continued to grow as a result of retailers expanding their lines to include more private label products and the introduction by the Company of new programs, including expansion into womenswear, boys and dress. The Company intends to cautiously pursue growth in private label sales while it focuses heavily on improving its profit margins.

         Farah International, comprised primarily of sales in the United Kingdom and Australia, recorded sales growth of 1.1% from $47,523,000 in fiscal 1995 to $48,024,000 in fiscal 1996. Unit sales and the average price both increased by
 .5%. Sales at Farah Australia increased by 13.5% as a result of increased sales of Savane no wrinkle product and private label product. Sales at Farah U.K. decreased by 3.2%, mainly as a result of the strengthening of the U.S. Dollar compared to the British Pound Sterling. Sales were comparable in fiscal 1995 and fiscal 1996 at Farah U.K., excluding the effects of the currency fluctuations.

         Value Slacks, the Company's retail store division, reported increased sales of 3.6%, with sales increasing from $16,239,000 in fiscal 1995 to $16,823,000 in fiscal 1996. The average sales price increased by 13.4% during the year as the mix of sales of first quality product improved. Unit sales, however were down by 8.7%, as competition in the retail outlet market increased. There were a total of 39 stores in operation at the end of fiscal 1996 compared to 38 stores at the end of fiscal 1995. During fiscal 1996, three new stores were opened, while two of the Company's less profitable locations were closed as retail leases expired. Same store sales were down approximately 3% in fiscal 1996 compared to fiscal 1995. Late in the fourth quarter, management implemented a new marketing strategy to more properly align the Company's retail store merchandise and displays with current market trends and to improve future operations. These changes include offering a greater mix of first quality product in a broader range of sizes and colors, and less closeouts or off-priced goods to certain stores, a redesign of store layouts and the introduction of electronic order processing to reduce warehouse inventory levels. Management believes that these changes will help to better position the Company in the retail environment.

1995 Sales Compared to 1994

         Sales decreased $1,978,000 or .8%, from $242,775,000 in fiscal 1994 to $240,797,000 in fiscal 1995. The decrease was the result of a 7.5% reduction in revenues in the Company's U.S. subsidiary, Farah U.S.A. Farah International recorded sales growth of 32%. Sales at Farah International increased from $36,043,000 in fiscal 1994 to $47,523,000 in fiscal 1995. Value Slacks also reported an increase in sales from $15,326,000 in fiscal 1994 to $16,239,000 in fiscal 1995, a 6.0% increase.

         Sales at Farah U.S.A. as a percent of consolidated sales decreased from 79% in fiscal 1994 to 73% in fiscal 1995. Overall, unit sales and the average unit selling price decreased in 1995 from 1994 by approximately 3% and 5%, respectively. The following table demonstrates sales by product line:


                                                       Thousands of dollars
                                                 ----------------------------
                                                    1995            1994
                                                 ------------    ------------

                      Savane                      $  107,560         114,395
                      Farah and
                           Farah Clothing Co.         27,145          47,239
                      John Henry                      11,477          14,381
                      Private Label                   30,853          15,391
                                                 ------------    ------------
                                                  $  177,035         191,406
                                                 ============    ============

         The sales reduction was primarily in the Company's branded product and principally the result of: (1) increased market penetration in the no wrinkle casual pant market by the Company's competitors; (2) the soft retail market that intensified through fiscal 1995; (3) lost sales as a result of the effect of the startup of new laundry and finishing facilities in Mexico and Costa Rica, as well as a new cutting room and cloth warehouse in the United States; and (4) a continued shift from Farah and Farah Clothing Co. to Savane and other products by certain customers. The demand for the Company's private label products steadily increased because of the Company's unique and innovative processes in fabric finishing, together with the new laundry and finishing facilities and competitive pricing. As discussed above, Farah U.S.A.'s overall average unit selling price in fiscal 1995 was 5% lower than in fiscal 1994. The reduction was due to more closeout sales of branded products and the higher percentage of private label products which carry a lower average unit selling price.

         Farah International accounted for 20% of the Company's consolidated sales in fiscal 1995 and 15% in fiscal 1994. Overall sales at Farah International increased 31.9% in 1995 compared to 1994. The Company's largest international subsidiary in 1995 was Farah U.K. with sales of $31,042,000 followed by Farah Australia and Farah New Zealand with combined sales of $15,490,000. Sales at Farah U.K. increased by $8,079,000 in 1995, a 35.2%
increase. Unit sales at Farah U.K. increased by 28% while the average unit selling price increased by 6%. The increase in unit sales was due to higher sales in all categories, including Savane and Farah branded products and private label products. The average unit selling price in British Pound Sterling increased by 2%, while the average unit selling price in equivalent U.S. Dollars increased by 6% due to the weakening of the U.S. Dollar. Sales at Farah Australia and Farah New Zealand increased by $3,566,000 primarily due to higher sales of the Savane no wrinkle product and private label business. Unit sales at Farah Australia and New Zealand increased by 22% due to increased market penetration. In addition, the U.S. Dollar weakened by 4% compared to the Australian Dollar in 1995 which contributed to the 6.7% increase in the average unit selling price in U.S. Dollar terms.

         Value Slacks accounted for 7% of the Company's consolidated sales in fiscal 1995 and 6% in fiscal 1994. As of the end of 1995, Value Slacks operated 38 retail stores in the U.S., and while it operated in Puerto Rico during 1995, it closed its last stores in the fourth quarter of 1995. At the end of fiscal 1994, Value Slacks operated 26 U.S. and 7 Puerto Rican stores. Sales in Value Slacks' U.S. stores increased by 26% in 1995 while Puerto Rican store sales decreased by 45%. The overall average unit selling price decreased by 2% in 1995; however, overall unit sales increased by 8%. The reduction in the average unit selling price was due to growth in competition and the weakening retail market in the U.S.

1996 Gross Profit Compared to 1995

         Gross profit increased by $9,083,000 in fiscal 1996 over fiscal 1995. The Company's gross profit as a percentage of consolidated sales increased from 22.8% in fiscal 1995 to 25.9% in fiscal 1996. Gross profit as a percent of sales increased at Farah U.S.A. from 17.6% in 1995 to 22.0% in 1996, and also increased at Farah International from 33.0% in 1995 to 33.9% in 1996. At Value Slacks, margins declined to 45.5% in 1996 from 50.5% in 1995.

         Gross profit margins improved considerably at Farah U.S.A. as a result of a cost containment program initiated in the latter part of 1995. A strict, disciplined production plan was put into place that focused on increasing factory efficiencies, reducing overhead, and improving first quality production percentages, factory deliveries and work in process turns. There were significant reductions in the production work force, particularly in the U.S. as the Company shifted more production activities to offshore factories and contractors. In addition, there was a shift in production product mix in Mexico that had the effect of reducing overall U.S. import duties. Having migrated through the transitional startup costs of the new laundry, finishing and cutting facilities experienced in 1995, the Company improved product quality and reduced the number of irregulars and second quality products in 1996. In addition, the Company experienced lower costs as a result of further devaluation of the Mexican Peso, although to a lesser extent when compared to 1995. As discussed later, the Company sold its Piedras Negras, Mexico facility in June 1996 and entered into a long term supply agreement which has also helped to reduce unit costs. Finally, the Company recorded fewer reserves for inventory markdowns in 1996 as the Company significantly reduced its inventory levels.

         At Farah International, gross profit margins were comparable for the first half of the year, showing some improvement late in the second half. Increased sales of higher margin product at Farah Australia combined with efforts to obtain a proper balance of owned production and contract production have resulted in this slight improvement in margins.

         Gross profit margins at Value Slacks were down compared to the prior year, as a result of higher promotional sales, combined with a lower mix of irregulars and closeout goods. In addition, during the fiscal 1996 second and third quarters, margins were negatively impacted by below normal sales prices on merchandise sold through a "satellite sales" program in order to dispose of excess inventories.

1995 Gross Profit Compared to 1994

         Gross profit as a percent of sales was 22.8% in fiscal 1995 compared to 29.0% in fiscal 1994. Gross profit in 1995 was 18% at Farah U.S.A., 33% at Farah International and 51% at Value Slacks, compared to 1994 gross profit of 26% at Farah U.S.A., 35% at Farah International and 48% at Value Slacks.

         There were several factors during fiscal 1995 that contributed to the lower gross profit margins in Farah U.S.A. As discussed above, the progressive weakening of the retail market in 1995 had an adverse impact on gross profit margins by forcing the Company to offer more promotional products at amounts below its normal selling prices. In addition, because the sales volume declined and inventory levels rose during the year, it became necessary for the Company to record additional markdown allowances. Also, the breadth and complexity of the Company's product lines resulted in some excess inventories and additional markdowns. As indicated above, the Company more than doubled its private label business which generally carries lower gross profit margins, contributing to the reduction in the overall gross profit margin for Farah U.S.A. Transitional issues associated with the start up of the new laundry, finishing and cutting facilities prevented the Company from delivering all of its orders, contributing to the higher inventory quantities and larger markdowns than normal. Additional manufacturing costs were also incurred in the first half of 1995 due to the startup efforts of the new facilities.

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

1996 Selling, General and Administrative Expenses Compared to 1995

         Selling, General and Administrative expenses ("SG&A") as a percent of sales decreased from 28.2% in fiscal 1995 to 25.1% in fiscal 1996. The majority of this decrease is attributable to lower national and co-op advertising expenses at Farah U.S.A, where SG&A as a percent of sales decreased from 25.3% in 1995 to 20.9% in fiscal 1996. Management shifted its advertising strategy to more heavily focus on print media and point of sale merchandise and less on national television campaigns. Advertising through several national magazines and other printed material in 1996 resulted in significant cost reductions that have allowed increases in customer store display tables and fixturing. The Company also changed the mix of its sales force by reducing the number of salesmen and replacing them with coordinators, whose purpose is to ensure that the merchandise and promotional materials are properly displayed and assist store personnel. Also, contributing to reductions in Farah U.S.A.'s SG&A costs were reductions in personnel, professional fees and insurance.

         SG&A at Farah International decreased from 31.0% to 29.7% as a percent of sales in 1995 and 1996, respectively. Similar to Farah U.S.A., the reductions were due to decreases in advertising, outside services and professional fees. At Value Slacks, SG&A costs as a percent of sales increased from 52.3% in 1995 to 57.7% in 1996. The increase was largely due to reserves established at year end for the planned realignment of store operations, increased labor costs and depreciation expense associated with opening new stores in the U.S., and increased advertising and other selling costs related to the satellite sales program.

1995 Selling, General and Administrative Expenses Compared to 1994

         SG&A as a percent of sales increased by 4.2% from 24.0% in 1994 to 28.2% in 1995. SG&A was 25% of sales at Farah U.S.A. compared to 21% in 1994, 31% at Farah International compared to 32% in 1994, and 52% at Value Slacks compared to 50% in 1994.

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

         SG&A at Value Slacks as a percent of sales was 52% in 1995 compared to 50% in 1994. The higher percentage in 1995 resulted from higher costs associated with the closure of seven Puerto Rico stores. In addition, advertising, labor and certain other operating costs as a percent of sales are higher in the U.S. than in Puerto Rico.

Other Income (Expense)

         The following table illustrates the changes in interest expense, net of interest  income,  over the past three fiscal years,  and the other  significant items included in non-operating income and expense (in thousands):
                                                                     1996       1995      1994
                                                                     ----       ----      ----

               Interest expense, net                          $      3,231     3,726      1,756
               Interest expense, net, as a percent of sales           1.3%      1.5%       0.7%
               Average debt                                         40,352    47,910     26,689
               Average interest rate                                  9.4%      9.7%       9.0%

               Gain (loss) on sale of assets                        10,041       756        (6)
               Foreign currency transaction gains                      374       512        449

         As noted above, the largest item included in other income (expense) for fiscal 1996 was gain on sale of assets. Included in this line item is a pre-tax gain of approximately $9,300,000 realized on the sale of the Company's Piedras Negras, Mexico facility. On June 7, 1996, the Company sold its Piedras Negras, Mexico sewing and finishing facility to Galey & Lord, Inc. for a purchase price of approximately $22,200,000 in cash. Proceeds from the sale, net of expenses, were used to retire a long-term capital lease obligation of approximately
$7,200,000 plus other long-term obligations. The balance of the proceeds of approximately $13,800,000 was applied to the Company's Credit Agreement.

         As discussed below in "Liquidity and Capital Resources," the Company also significantly reduced its inventory levels. The proceeds from the sale of the Piedras Negras, Mexico facility and the reductions in inventory were the principal factors contributing to the reduced borrowings in 1996 and had the effect of reducing net interest expense for the year. Interest expense should remain relatively low in the first half of 1997, increasing in the second half of the year, as investments in capital projects and joint venture arrangements are financed through the Company's Credit Agreement or other borrowings.

Income Tax Expense (Benefits)

         The Company's effective tax rate was 30.6% for fiscal 1996, compared with 15.3% and 2.7% in fiscal 1995 and fiscal 1994, respectively. Taxes in 1996 resulted mainly from the gain on the sale of the Piedras Negras, Mexico facility, and from international operations. As of November 3, 1996 the Company had net deferred tax assets of approximately $6,373,000, partially offset by a valuation allowance of $3,825,000. Realization of the remaining portion of the net deferred tax asset is dependent upon future taxable income. The Company will continue to evaluate realizability of its deferred tax assets and the need for adjustments to the valuation allowance based on actual and expected operating performance, executed or proposed tax strategies, or other changes in facts or circumstances as they arise.

Subsequent Event

         On January 5, 1997, a fire occurred at the Company's leased garment manufacturing plant in Galway, Ireland. Certain inventory and manufacturing equipment were destroyed or damaged; however, the Company believes that it is fully insured for such losses. It is anticipated that it will take a minimum of six months to fully restore operations at the Galway facility. Losses may be incurred related to the prolonged business interruption of this facility and its related impact on the Company's other manufacturing facility in Ireland. Accordingly, management is currently evaluating whether it is economically feasible to continue its operations in Ireland. The Company is uncertain to what extent these losses are covered by insurance. Farah Ireland supplies approximately 45% of the products sold by the Company's Farah U.K. subsidiary whose annual sales approximated $30 million in fiscal year 1996. The Company has moved quickly to begin replacing the loss of inventory and production during the interruption period with outside contractors, however some loss of sales and related profit margins at Farah U.K. are expected. While the exact amount of the losses are not determinable at this time, the Company believes that the pre-tax write-off to be recorded in the 1997 first quarter is not expected to exceed $2.5 million.

Liquidity and Capital Resources

         Key statistics  demonstrating financial condition of the Company are as follows:
                                                                    Thousands of dollars
                                                                   1996             1995
                                                                -----------       ---------
           Working capital                                          58,531          49,008
           Total debt                                               26,738          59,754
           Long-term debt                                            4,706          12,568
           Shareholders' equity                                     82,140          73,970
           Current ratio                                             2.0:1           1.6:1
           Long-term debt-to-equity                                  .06:1           .17:1
           Total debt-to-equity                                      .33:1           .81:1
           Days sales in accounts receivable                            59              57
           Inventory turnover                                          2.7             2.5

         The improvement in the Company's working capital, as shown in the above statistics, resulted mainly from cash flow of approximately $22,200,000 from the sale of the Company's Piedras Negras, Mexico facility. Proceeds from the sale were used to reduce both short-term and long-term borrowings. Liquidity was also improved by a substantial reduction in inventories. Inventory levels decreased by $10,730,000 during fiscal 1996, a 15% decline. The improvements in liquidity and working capital were partially offset by the use of cash to purchase property, plant and equipment of approximately $4,397,000.

         Working capital increased by $9,523,000 during the year. This increase resulted mainly from the decrease in short-term borrowings of approximately $24,035,000, offset partially by a reduction in inventory of $10,730,000 and an increase in trade payables of $6,394,000. The reduction in short-term borrowings, as previously discussed, resulted mainly from the application of proceeds from the sale the Company's Piedras Negras, Mexico facility. The decrease in inventory resulted from higher sales and successful efforts to manage production levels to better match demand. Trade payables increased as a result of higher raw material purchases near the end of the year and as a result of an increase in liabilities to production contractors. In conjunction with the sale of the Piedras Negras facility, the Company entered into a long term supply agreement whereby the buyer of the facility will continue to sew and finish garments for the Company. Since the sale of the facility, the percentage of Farah U.S.A. production from outside contractors has increased from 33% at the end of fiscal 1995, to 62% at the end of fiscal 1996. The Company intends to source growth in production with outside contractors and expansion of existing facilities as discussed below.

         The Company's primary Credit Agreement, which expires July 1, 1998, provides up to $50,000,000 of credit. Farah U.S.A., Value Slacks and Farah U.K. are parties to the Credit Agreement. Availability under the Credit Agreement is limited by formulas derived from accounts receivable and inventory. The Credit Agreement is collateralized by substantially all of the Company's assets, except for certain property, plant and equipment, and is guaranteed by Farah Incorporated and each of Farah U.S.A.'s domestic affiliates. As of November 3, 1996, usage under the Credit Agreement was $23,045,000 (including letters of credit of $2,610,000) and available credit was $26,955,000. The maximum credit available to Farah U.K. is $5,000,000 and the maximum credit that may be used related to inventory is $25,000,000. In months were receivables are the lowest and inventories are the highest, availability of credit under the Credit Agreement is the lowest. Typically, the lowest months for credit availability are January, February, July and August.

         There are three financial covenants for both Farah Incorporated consolidated and Farah U.S.A. in the Credit Agreement: minimum working capital, minimum tangible net worth and maximum capital spending. As of November 3, 1996, the Company was in compliance with the minimum working capital and minimum tangible net worth covenants. The Company's Farah U.S.A. capital expenditures, however, exceeded the covenant limit by approximately $285,000. The Company's lender waived this covenant for fiscal 1996. Fiscal 1997 capital expenditures are also expected to exceed the current covenant level in the Credit Agreement and Management is currently negotiating an increase in this limit. In addition, the Credit Agreement prohibits the payment of dividends by the Company.

         In fiscal 1997, major liquidity requirements will be for the financing of capital expenditures, estimated to approximate $19,000,000. Approximately
$7,000,000 will be used to increase current production capacity. To help preserve control over the Company's unique finishing processes, it is currently involved in negotiations to form joint ventures with existing apparel manufacturing companies in Mexico. As part of the joint venture agreements, the Company will share the cost to upgrade facilities and purchase additional laundry, pressing and sewing equipment.

          As with many companies, the Company is addressing and evaluating the impact of the millennium dating issue on its computer systems. In addition to modifying existing systems, the Company is also considering the replacement of its entire order entry and inventory management systems. Should the Company conclude to replace its systems, it expects to incur an estimated cost of $2,200,000 in fiscal 1997. In the event the system is not replaced, the cost to modify existing programs to address the dating issue will be charged to operations in the year incurred.

          The Company's lease on its existing corporate headquarters and distribution warehouse expires in May 1998. As a result, the Company plans to relocate its corporate offices to another El Paso location in the second quarter of fiscal 1997. The new facility will be leased under an operating lease agreement, with estimated expenditures for leasehold improvements and furniture and fixtures of $1,700,000. The Company will also be relocating its distribution warehouse. The Company has entered into a lease for a facility to be constructed with an estimated completion date of September 1997. The lease agreement provides an option to purchase the warehouse for $6,700,000, if Industrial Revenue Bond financing can be obtained. Relocation to the new warehouse is planned to be completed in the first quarter of fiscal 1998. New shelving, product handling and other equipment for the warehouse is estimated to cost approximately $4,000,000, of which most will be incurred in fiscal 1997.

         The Company is considering various long-term financing arrangements to fund the 1997 capital spending plans. If such sources of long-term financing cannot be obtained, capital expenditures will be financed through the existing Credit Agreement, cash from operations or capital lease obligations. The Company believes its existing capital resources, together with the financing available from the Credit Agreement and its ability to access other capital markets, if necessary, will be adequate to meet its short-term and long-term liquidity requirements.

         Capital expenditures for fiscal years 1996, 1995 and 1994 were $5,123,000, $15,679,000 and $12,065,000, respectively. As of November 3, 1996, material commitments for capital expenditures were approximately $1,600,000.

         Most of Farah U.S.A.'s major fabric suppliers provide 60-day terms, subject to certain limits. During fiscal 1996, the maximum outstanding balance at any month-end under these credit terms was $14,054,000.

         Inflation did not materially impact the Company in fiscal 1996, 1995 or 1994.

Factors Affecting the Company's Business and Prospects

         Statements in this Report that relate to future results or events are based on the Company's current expectations. There are many factors that affect the Company's business and the results of its operations that may cause the actual results of operations in future periods to differ materially from those currently expected or desired. These factors include general economic and business conditions in the U.S. and abroad; the level of demand for apparel products; the intensity of competition and the pricing pressures that may result; changes in labor and import and export regulations; the ability of the Company to timely and effectively manage production sourcing; the ability of the Company to access the credit market to finance capital expenditures; the ability of the Company to manage its inventory levels to minimize excess inventory; currency fluctuations; and the success of planned advertising.


     OFFICERS
     FARAH INCORPORATED                              FARAH U.S.A., INC.
     Richard C. Allender                             Michael R. Mitchell                  Dianna S. Benton
     President, Chairman of the Board                President                            Vice President - Credit
     Chief Executive Officer
                                                     Jackie L. Boatman                    Gilbert A. Martinez
     Timothy B. Page                                 Executive Vice President -           Vice President - Information Systems
     Executive Vice President                        Operations                           Chief Information Officer
     Chief Operating Officer
                                                     Gary J. Kernaghan                    Mary Esther Minjares
                                                     Senior Vice President -              Vice President -
                                                     Merchandising                        Product Replenishment
     Russell G. Gibson
     Executive Vice President,                       Franz A. Maccarrone                  Rodolfo A. Morales
     Chief Financial Officer,                        Senior Vice President -              Vice President -
     Treasurer and                                   Operations                           Research & Development
     Assistant Corporate Secretary

     Karen S. Castillo                               Edward P. Srsic, jr.                 Victor Ontiveros
     Corporate Secretary                             Senior Vice President -              Vice President - Sales Administration
                                                     Private Label

                                                     Jose A. Ramirez                      Polly H. Vaughn
     FARAH INTERNATIONAL, INC.                       Senior Vice President -              Vice President - Controller
                                                     Operations Administration
     Helmut H. Meinel
     Senior Vice President

     Donald Lewis
     Managing Director
     Farah (Australia) Pty, Ltd
     and Farah (New Zealand) Limited

     Eric A.R. Thornton
     Managing Director
     Farah Manufacturing (U.K.) Limited



     VALUE SLACKS

     Donald G. Carney
     President

     Mark H. Wright
     Vice President - Director of Stores


Mailing Address
Farah Incorporated
P.O. Box 9519
El Paso, Texas  79985
Telephone:   915-593-4444


Transfer Agent and Registrar
Common Stock
Society National Bank
c/o Key Corp Shareholder Services, Inc.
1201 Elm Street, Suite 5050
Dallas, Texas  75221-2320
Toll Free Number:   800-527-7844
Questions and communications regarding
lost stock certificates, change of address, dividend checks, consolidation of accounts and transfer of certificates should be directed to the Transfer Agent.

Trustee and Paying Agent
8.5% Convertible Subordinated
Debentures due February 1, 2004
Texas Commerce Bank, N.A.
Corporate Trust
201 East Main
5th Floor
El Paso, Texas 79901
Telephone:  915-546-6528



FORM 10-K
A copy of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished to any shareholder free of charge on request to the Secretary of the Corporation.



CORPORATE DIRECTORY



DIRECTORS



Richard C. Allender (2, 4, 5)                   Sylvan Landau (2)
Chairman of the Board                           Executive Vice President
and Chief Executive Officer                     Retail Development
Farah Incorporated                              The Dallas Market Center


Clark L. Bullock (1, 3)                         Michael R. Mitchell (5)
Chairman of the Board and Chief Executive       President
Officer Shelter Rock Investors Services         Farah U.S.A., Inc.
Corporation

Christopher L. Carameros (4)                    Timothy B. Page (4)
Executive Vice President                        Executive Vice President
Cactus Apparel, Inc.                            Chief Operating Officer
                                                Farah Incorporated

John D. Curtis (1, 3)                           Charles J. Smith (1, 2, 3, 4)
President                                       Consultant
First Extended Service Corporation


(1)    Member of the Audit Committee
(2)    Member of the Nominating Committee
(3)    Member of the Stock Option and Compensation Committee
(4)    Member of the Executive Committee
(5)    Member of the Retirement and Employee Benefits Committee